As filed with the Securities and Exchange Commission on October 10, 2007.

Registration No. -

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Citigroup Inc.	Delaware	52-1568099
(Exact name of registrant as specified in its charter)	(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

399 Park Avenue

New York, NY 10043

(212) 559-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael S. Zuckert

General Counsel, Finance and Capital Markets

Citigroup Inc.

425 Park Avenue

New York, NY 10043

(212) 559-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David K. Lakhdhir Paul, Weiss, Rifkind, Wharton & Garrison LLP Alder Castle, 10 Noble Street London, United Kingdom EC2V 7JU (44) 20 7367 1602	Theodore A. Paradise Davis Polk & Wardwell Izumi Garden Tower 33rd Floor 6-1 Roppongi, 1-Chome, Minato-Ku Tokyo 106-6033, Japan (81) 3 5561 4421

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered		Proposed maximum price per share		Proposed maximum aggregate price		Amount of registration fee
Common shares, par value $0.01	104,419,461	(1)	$47.89	(2)	$5,000,647,990	(3)	$153,520

(1)	Assumes that all of the 341,240,067 shares of common stock of Nikko Cordial Corporation that are issued and not indirectly owned by Citigroup Inc. are exchanged for shares of common stock of Citigroup Inc. pursuant to the share exchange agreement described herein. The number of shares of common stock to be registered hereby was determined by: (i) assuming an exchange ratio of 0.306; and (ii) multiplying the assumed exchange ratio by the 341,240,067 shares of Nikko Cordial Corporation common stock that are issued and not indirectly owned by Citigroup Inc. The assumed exchange ratio for purposes of computing the registration fee was determined by (A) converting the ¥1,700 agreed upon value per share of common stock of Nikko Cordial Corporation into U.S. dollars based on the noon buying rate for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York as in effect on October 2, 2007 of 115.83 yen per dollar, such that each share of common stock of Nikko Cordial Corporation is worth approximately $14.68, and (B) dividing that amount by Citigroup Inc.’s October 2, 2007 closing common stock price of $47.89, resulting in an assumed exchange ratio of 0.306.
(2)	The proposed maximum price per share was estimated solely for the purposes of computing the registration fee in accordance with Rule 457(f) under the Securities Act of 1933 to be the October 2, 2007 closing price common stock price of $47.89.
(3)	The proposed maximum aggregate price calculated for the purposes of computing the registration fee in accordance with Rule 457(f) under the Securities Act of 1933 is Citigroup Inc.’s October 2, 2007 closing common stock price of $47.89 multiplied by the 104,419,461 shares of Citigroup to be exchanged pursuant to the share exchange agreement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus

Subject to Completion, Dated October 10, 2007

Offer to Exchange

Shares of Common Stock of

CITIGROUP INC.

for Shares of Common Stock of

NIKKO CORDIAL CORPORATION

Citigroup Japan Holdings Ltd., or Citigroup Japan Holdings, and Nikko Cordial Corporation, or Nikko, each a Japanese joint stock company (kabushiki kaisha), have agreed to a statutory share-for-share exchange under the Company Law of Japan, pursuant to which Nikko shareholders (other than Citigroup Japan Holdings and any Nikko shareholder who elects in a timely manner to exercise its opposition rights) will become shareholders of Citigroup Inc., or Citigroup, and Nikko will become a wholly owned subsidiary of Citigroup Japan Holdings. The exchange of Citigroup shares for Nikko shares is referred to as the “share exchange” in this prospectus. As of September 30, 2007, Citigroup Japan Holdings, which is a direct wholly owned subsidiary of Citigroup, held shares of Nikko common stock representing approximately 68% of the voting power attributable to shares of Nikko. On October •, 2007, Citigroup Japan Holdings and Nikko entered into a share exchange agreement setting forth the formula for determining the exchange ratio and other terms of the share exchange. The number of Citigroup shares to be issued for each Nikko share will be determined by dividing ¥1,700 by the average price of Citigroup shares during a specified valuation period occurring prior to completion of the share exchange. For purposes of determining this exchange ratio, the average price of Citigroup shares will be calculated using the volume-weighted average price of Citigroup shares on the New York Stock Exchange, or the NYSE, on each trading day from December •, 2007/January •, 2008 through December •, 2007/January •, 2008, and then converting that average price to yen based on the average dollar to yen exchange rate during that same period. The average price of Citigroup shares used for determining the exchange ratio will in no event be lower than $37.00 or higher than $58.00. Once set, the exchange ratio will not be adjusted to reflect subsequent changes in the market value of Citigroup common stock or Nikko common stock or in the U.S. dollar to Japanese yen exchange rate.

Nikko shareholders must approve the share exchange agreement and certain other matters at an extraordinary meeting of shareholders. That meeting is currently scheduled to be held on December 19, 2007, at The Prince Park Tower Tokyo, 4-8-1 Shiba Koen, Minato-ku, in Tokyo, Japan. Nikko shareholders of record as of October 28, 2007 will be entitled to vote at that shareholders meeting. To attend and vote at the shareholders meeting, Nikko shareholders must follow the procedures outlined in the convocation notice and the mail-in voting cards that Nikko will distribute to shareholders of record.

The share exchange, if approved by Nikko shareholders, is expected to be completed on or around January •, 2008. Share certificates of Nikko will become void if not submitted within a period that will be specified in a notice to be given by Nikko before completion of the share exchange, although former Nikko shareholders (other than Citigroup and its affiliates (excluding Nikko and its subsidiaries) and any Nikko shareholder who elects in a timely manner to exercise its opposition rights), as of the day immediately preceding the effective date of the share exchange, will still maintain their right to receive Citigroup shares in the exchange.

Shares of Citigroup common stock are traded in U.S. dollars on the NYSE under the symbol “C.” On November •, 2007, the last reported sale price of shares of Citigroup common stock on the NYSE, was $• per share.

Citigroup has applied for listing of its common stock on the Tokyo Stock Exchange. Citigroup has agreed with Nikko to use its reasonable best efforts to cause Citigroup’s common stock to be listed on the Tokyo Stock Exchange on or before the date of the Nikko shareholders meeting, and in any event before the effective date of the share exchange.

Citigroup is not asking for a proxy, and you may not send a proxy to Citigroup. Please see “Voting Rights” on page 23 for a more detailed discussion of the voting process.

You are encouraged to read this prospectus in its entirety. You should carefully consider in particular the risk factors beginning on page 14 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2007.

ADDITIONAL INFORMATION

Additional business information and financial data about Citigroup that is not included in or delivered with this prospectus is available to you without charge upon written or oral request. If you would like to receive any of the additional information, please contact Citigroup at the following address or telephone number: Citigroup Document Services, 140 58th Street, Suite 8G, Brooklyn, New York, 11220 or, within the United States, at +1-877-936-2737, or, outside the United States, at +1-718-765-6514, or by emailing a request to docserve@citigroup.com. IN ORDER TO OBTAIN TIMELY DELIVERY, YOU MUST REQUEST THE INFORMATION NO LATER THAN DECEMBER 12, 2007, WHICH IS FIVE BUSINESS DAYS BEFORE THE SHAREHOLDERS MEETING.

For additional information about Citigroup and Nikko, please see “Where You Can Obtain More Information.”

i

As used in this prospectus, references to “Citigroup,” “Citigroup Japan Holdings” and “Nikko” are to Citigroup Inc., to Citigroup Japan Holdings Ltd. and to Nikko Cordial Corporation, respectively, as well as to their respective consolidated subsidiaries, as the context requires. Unless the context otherwise requires, references to the “share exchange” are to the proposed share-for-share exchange, pursuant to which shareholders of Nikko (other than Citigroup and its non-Nikko affiliates and any Nikko shareholder who elects in a timely manner to exercise its opposition rights) will receive shares of Citigroup common stock in exchange for their shares of Nikko common stock. The terms of the share exchange are set out in the share exchange agreement dated October •, 2007 between Citigroup Japan Holdings and Nikko and described in the section entitled “The Share Exchange.”

As used in this prospectus, “dollar” or “$” means the lawful currency of the United States of America, and “yen” or “¥” means the lawful currency of Japan.

As used in this prospectus, “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

While the share exchange is subject to U.S. and Japanese disclosure requirements, non-U.S. investors should be aware that this document has been prepared in accordance with U.S. format and style, which differs from Japanese format and style. You are encouraged to read this prospectus in its entirety.

ii

QUESTIONS AND ANSWERS ABOUT THE SHARE EXCHANGE

Q.	What are Citigroup and Nikko proposing?

A.	Citigroup is proposing to acquire the issued shares of Nikko common stock that Citigroup Japan Holdings does not already own by exchanging shares of Citigroup common stock for those Nikko shares. As of September 30, 2007, Citigroup held, through its wholly owned subsidiary Citigroup Japan Holdings, shares of Nikko common stock representing approximately 68% of the voting power attributable to shares of Nikko. As a result of the share exchange, holders of Nikko common stock will become holders of Citigroup common stock, and Nikko will become an indirect wholly owned subsidiary of Citigroup. On October 2, 2007, Citigroup, Citigroup Japan Holdings and Nikko entered into a basic agreement setting forth the basic agreed terms of the proposed share exchange, including the form of the share exchange agreement. On October •, 2007, Citigroup Japan Holdings and Nikko entered into the share exchange agreement setting forth the specific terms and timing of the share exchange.

Q.	Why are Citigroup and Nikko proposing the share exchange?

A.	On March 6, 2007, Citigroup and Nikko announced they were forming a comprehensive strategic alliance. To implement the alliance, on March 15, 2007, Citigroup commenced a tender offer in accordance with the Securities Exchange Law of Japan for 100% of the common stock of Nikko at a price of ¥1,700 per share. Through the tender offer and subsequent additional private and market purchases (at prices ranging from ¥1,665 to ¥1,700 per share), Citigroup increased its ownership stake in Nikko from approximately 4.85% to approximately 68% of the voting power attributable to shares of Nikko as of September 30, 2007.

Citigroup’s strategy in Japan is to create, together with Nikko, Japan’s leading comprehensive banking and securities group. This strategy has been developed against a backdrop of continuing deregulation of the financial markets, including in relation to historical restrictions on cross-selling of financial products by banks, securities companies and other financial institutions, and the expanding ability of financial institutions to offer a broader array of products and services.

After evaluating its options following the completion of the tender offer, Citigroup concluded that acquiring 100% ownership of Nikko would facilitate, from a capital, financial and organizational perspective, the strengthening of the business cooperation that exists in the Citigroup-Nikko alliance, the adoption of a more unified governance and compliance structure to facilitate compliance with relevant laws and regulations and the monitoring of risk on a group-wide basis. Citigroup believes the 100% consolidation of Nikko within the Citigroup group of companies will maximize the potential value of the Nikko franchise over the long-term, and also increase capital and funding efficiencies for the combined group.

Q.	What will Nikko shareholders receive in the share exchange?

A.	Holders of Nikko common stock as entered or recorded in the Nikko shareholders register as of the day immediately preceding the effective date of the share exchange, except for Citigroup Japan Holdings and any Nikko shareholder who has elected in a timely manner to exercise its opposition rights, will become entitled to receive shares of Citigroup common stock in exchange for shares of Nikko common stock. The number of Citigroup shares to be issued in exchange for each share of Nikko common stock, or the exchange ratio, will be determined by dividing ¥1,700 by the average price of Citigroup shares during a specified valuation period occurring prior to completion of the share exchange. For purposes of determining this exchange ratio, the average price of Citigroup shares will equal:

•

the average of the volume-weighted average prices of Citigroup shares on the NYSE (subject to a minimum average of $37.00 and a maximum average of $58.00) on each trading day from December •, 2007/January •, 2008 through December •, 2007/January •, 2008; multiplied by

•

the average of the mean of exchange rate quotations for buying and selling spot dollars in Tokyo by telegraphic transfer against yen, as quoted by The Bank of Tokyo–Mitsubishi UFJ, Ltd., expressed as a number of yen per one dollar, as of 11:00 a.m. (Tokyo time) on each of the business days in that same valuation period.

The exchange ratio so calculated will be rounded (upward in the case of equidistant rounded numbers) to the nearest multiple of 0.002. By way of example, if the valuation period for Citigroup shares had been September 25, 2007 through October 1, 2007, the five trading days before the announcement of the basic agreement, each Nikko share would be exchanged for 0.316 Citigroup shares.

Q.	What vote is required to approve the share exchange agreement at the meeting of Nikko shareholders?

A.	At the Nikko shareholders meeting currently scheduled to be held on December 19, 2007, holders of record of issued and outstanding shares of Nikko common stock as of October 28, 2007 are entitled to one vote per unit share (tan-gen kabushiki). In the case of Nikko, 500 shares constitute one unit share. Shares that do not constitute one unit share, treasury shares held by Nikko, shares held by entities in which Nikko and/or its subsidiaries hold 25% or more of the voting rights, shares issued or obtained after the record date and shares that have come to constitute one or more unit shares after the record date, are not entitled to voting rights at the Nikko shareholders meeting.

The required quorum for a vote on the share exchange agreement at the Nikko shareholders meeting is one-third of the aggregate number of issued and outstanding shares of Nikko common stock entitled to vote at the shareholders meeting. In determining the required quorum for the shareholders meeting, shares without voting rights are not counted. Shareholders voting by mail-in voting card or by using the Japanese language Internet voting system are deemed to be present at the shareholders meeting, under the Company Law of Japan. For more detailed information regarding Internet voting procedures, please see “If I own Nikko shares, how do I vote at the shareholders meeting.”

The affirmative vote of shareholders comprising at least two-thirds of the voting power attributable to shares of Nikko represented at the Nikko shareholders meeting is required to approve the share exchange agreement. As of September 30, 2007, Citigroup Japan Holdings held shares of Nikko common stock representing approximately 68% of the voting power attributable to shares of Nikko. Citigroup Japan Holdings is entitled to vote on, and has unconditionally agreed with Nikko to vote in favor of, the share exchange agreement at the Nikko shareholders meeting.

Q.	Has the board of directors of Nikko approved the share exchange?

A.	Yes. The Nikko board of directors has approved the share exchange. In considering whether or not to approve the share exchange agreement the Nikko board of directors collected information, opinions and advice, carefully analyzed and reviewed the details of the proposed share exchange, made a variety of inquiries of Citigroup and considered whether Nikko should accept the proposed share exchange. Before making its decision, the Nikko board of directors, among other things:

•

established a special committee comprised of its four outside and independent directors who were asked to consider whether the value of Nikko would be enhanced through the share exchange, whether due consideration had been given to protect minority shareholder interests through fair procedures, and whether the structure of the share exchange transaction was appropriate;

•	appointed two financial advisors selected by the special committee, GCA Corporation, or GCA, a Japanese financial advisor, and Greenhill & Co., LLC, or Greenhill, a U.S. financial advisor;

•

received fairness opinions from each of GCA and Greenhill, to the effect that the consideration to be received in the share exchange by the holders of outstanding shares of Nikko common stock, other than Citigroup and its affiliates and Nikko shareholders who validly exercise opposition rights, was fair, from a financial point of view, to those shareholders as of the date of the opinions.

For a more detailed discussion of the Nikko board’s consideration and approval of the share exchange and the advice of Nikko’s financial advisors, please see “The Share Exchange—Determination of Nikko’s Board of Directors” and “—Advice of Nikko’s Financial Advisors.”

Q.	How can I find out the final exchange ratio?

A.	The exchange ratio will not be determined until December •, 2007/January •, 2008. Citigroup will issue a press release announcing the exchange ratio once it has been determined.

Q.	Are there any conditions under which the share exchange might not take place?

A.	If a material event beyond the reasonable control of either Citigroup Japan Holdings or Nikko occurs that makes completion of the share exchange impossible or impracticable, Citigroup Japan Holdings and Nikko may agree to either modify or terminate the share exchange agreement.

If, after October 2, 2007, there has been a change or event that has or is reasonably likely to have a material adverse effect on the business, financial condition or results of operations of Nikko and its subsidiaries taken as a whole, excluding changes in economic conditions affecting market participants generally, then Citigroup Japan Holdings and Nikko may agree to modify the terms of the share exchange agreement or Citigroup Japan Holdings may terminate the share exchange agreement.

If the average of the volume-weighted average prices per Citigroup share on the NYSE for the valuation period in which the exchange ratio is determined is below $26.00, then Nikko may terminate the share exchange agreement within two business days after the end of the valuation period.

Q.	How will trading in shares of Nikko common stock be affected in connection with the completion of the share exchange?

A.	Under the current schedule and assuming the share exchange is completed, Nikko’s shares are expected to be delisted from the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange in Japan prior to the effective date of the share exchange, in January 2008. It is expected that Nikko’s shares will also be delisted from the Singapore Exchange Securities Trading Ltd., or the Singapore Exchange.

Q.	How will fractional shares be treated in the share exchange?

A.	Subject to the approval of the National Tax Agency of Japan described below, if any fractional shares of Citigroup common stock would otherwise be allocated to holders of Nikko common stock in the share exchange, Citigroup expects that those fractional shares will not be issued to the respective shareholders, but that instead Nikko shareholders will receive a cash payment, rounded up as necessary to the nearest whole yen, based on the market value of those Citigroup shares.

Citigroup and Nikko have approached the National Tax Agency of Japan for guidance and confirmation that the payment of cash in lieu of fractional Citigroup shares that would otherwise be delivered to Nikko shareholders in the share exchange will not adversely affect the Japanese tax treatment of the share exchange. If that confirmation is not timely received, Citigroup Japan Holdings will deliver fractional Citigroup shares in the share exchange in a manner intended to maintain the tax-free nature of the share exchange under Japanese law. If fractional share delivery is necessary, further information regarding the delivery and holding of fractional shares will also be provided to Nikko shareholders.

Q.	What will happen upon completion of the share exchange?

A.

Each holder of Nikko shares as of the day immediately preceding the effective date of the share exchange, except for Citigroup Japan Holdings and any Nikko shareholder that has elected in a timely manner to exercise its opposition rights; as described below under “Do I have opposition rights in connection with the share exchange?”, will be allocated a number of Citigroup shares, and cash in lieu of any fractional Citigroup shares, if applicable, for each Nikko share in accordance with the exchange ratio. Following the share exchange, Nikko will become a wholly owned subsidiary of Citigroup Japan Holdings and each former Nikko shareholder who was issued shares of Citigroup in the share exchange will be a shareholder of Citigroup. See discussion of “The Share Exchange” beginning on page 25 of this prospectus.

Q.	When is the share exchange expected to be completed?

A.	Citigroup Japan Holdings and Nikko expect to complete the share exchange on or around January •, 2008.

Q.	Once I hold shares of Citigroup common stock following the share exchange, how can I sell my Citigroup shares?

A.	Citigroup shares are listed on the NYSE and the additional shares to be delivered as part of the share exchange will be listed upon official notice of issuance. In addition, in August 2007, Citigroup applied to have its common stock listed on the Tokyo Stock Exchange. Citigroup has agreed with Nikko to use its reasonable best efforts to cause Citigroup’s common stock to be listed on the Tokyo Stock Exchange on or before the date of the Nikko shareholders meeting, and in any event before the effective date of the share exchange. If and when the Tokyo Stock Exchange listing is effective, you can sell your Citigroup shares on the Tokyo Stock Exchange. You can also sell your Citigroup shares on the NYSE through a broker or other similar authorized securities intermediary that has the capability to execute transactions on that exchange.

Q.	What materials am I receiving from Nikko?

A.	Nikko will distribute the notice of convocation of the shareholders meeting and voting materials, including a mail-in voting card, to registered shareholders that will enable them to exercise their voting rights. For shareholders who are not resident in Japan and have a standing proxy or a custodian in Japan, Nikko will distribute voting materials to their standing proxies or custodians in Japan at least two weeks prior to the date of the shareholders meeting. If you are a Nikko shareholder who is not resident in Japan and have a standing proxy or a custodian in Japan with respect to Nikko shares, you are encouraged to contact your standing proxy or custodian in Japan. If you are a Nikko shareholder who is not resident in Japan and have purchased Nikko shares through a securities broker located outside Japan, you are encouraged to ask your broker to obtain the notice of convocation of the shareholders meeting, the voting materials from its standing proxy or custodian in Japan or to otherwise make proper arrangements. Completed mail-in voting cards must be received by Nikko by 5:00 p.m. (Tokyo time) on December 18, 2007.

Q.	What proposals are being submitted to the Nikko shareholders for their consideration and approval?

A.	If you are a holder of Nikko share units as of the record date, you will be entitled to vote upon:

•	the approval of the share exchange agreement;

•	certain other matters to be described in the notice of convocation of the shareholders meeting; and

•	any other business that may properly come before the shareholders meeting.

Q.	If I own Nikko shares, how do I vote at the shareholders meeting?

A.

Nikko currently uses the unit share (tan-gen kabushiki) system, where one unit consists of 500 shares of Nikko common stock. If you have one or more unit shares of Nikko common stock as of the record date of October 28, 2007, you will have voting rights with respect to each unit share of common stock. You may exercise voting rights by attending the shareholders meeting in person, by having another shareholder who has voting rights attend the shareholders meeting as your attorney-in-fact, by voting through the Internet or by arranging to return the mail-in voting card sent to the registered shareholders by Nikko. Holders of Nikko shares representing less than one unit share will have no voting rights.

Completed mail-in voting cards must be received by Nikko by 5:00 p.m. (Tokyo time) on December 18, 2007. If you are a Nikko shareholder not residing in Japan, mail-in voting cards and related materials will be sent to your standing proxy or custodian in Japan, if you have one, who will then transmit those voting cards and related materials to you or take other actions according to the terms of the respective proxy agreements. If you are not residing in Japan, you are encouraged to contact your standing proxy or custodian in Japan or the securities broker through which you purchased the shares. A Nikko shareholder is also entitled to exercise voting rights through the Internet by accessing the website designated in the voting materials (http://www.web54.net) and inputting an exercise code. Internet voting is available only in Japanese and must be completed by 5:00 p.m. (Tokyo time) on December 18, 2007.

Q.	What is the record date for voting at the shareholders meeting?

A.	The record date is October 28, 2007. Accordingly, holders of at least one unit share of Nikko common stock of record as of the record date will be eligible to vote at the shareholders meeting scheduled to be held on December 19, 2007. Holders of shares issued or obtained after the record date will not be entitled to vote at the shareholders meeting.

Q.	How will shares represented at the shareholders meeting by mail-in voting cards be treated?

A.	The mail-in voting cards used for the Nikko shareholders meeting will list the proposals to be voted on by shareholders at the shareholders meeting, including approval of the share exchange agreement. The mail-in voting cards will allow shareholders to indicate a “for” or “against” vote with respect to each proposal. In accordance with Japanese law and practice, Nikko intends to count toward the quorum requirements for its shareholders meeting any shares represented by voting cards that are returned to Nikko, including voting cards that do not indicate a vote “for” or “against” any of the proposals, and to count voting cards that do not indicate a vote “for” or “against” any proposal as having voted “for” approval of the proposals, including the share exchange agreement.

Q.	May I change or revoke my vote after I submit my mail-in voting card?

A.	Yes. If you want to change your previously returned mail-in voting card, you must either attend the shareholders meeting in person or through another shareholder who has voting rights and whom you appoint as your attorney-in-fact, or resubmit your vote via the Internet. By attending the shareholders meeting in person or having another shareholder who is entitled to vote your shares attend the shareholders meeting on your behalf, or by resubmitting your vote via the Internet, you will automatically revoke your previously returned mail-in voting card. Your vote submitted via the Internet, however, will also be automatically revoked if you subsequently attend the shareholders meeting in person or through another shareholder who has voting rights whom you appoint as your attorney-in-fact.

Q.	May I change my vote after I submit my vote via the Internet?

A.	Yes. If you want to change a vote previously submitted via the Internet, you must either attend the shareholders meeting personally or through another shareholder who has voting rights, whom you appoint as your attorney-in-fact, or resubmit your vote via the Internet. By attending the shareholders meeting in person or having another shareholder entitled to vote your shares attend the shareholders meeting on your behalf, or by resubmitting your vote via the Internet, you will automatically revoke your vote previously submitted via the Internet. If you submit more than one vote via the Internet, the last vote submitted will be counted.

Q.	If my shares are held in “street name” by my broker, will my broker vote them for me without instructions?

A.	Whether your broker will vote your shares without your instructions depends on the terms and conditions of the agreement entered into by you and your broker. Therefore, you should contact your broker directly to confirm the applicable voting procedure.

Q.	Do I have opposition rights in connection with the share exchange?

A.	Yes. Under the Company Law of Japan, you will be entitled to opposition rights in connection with the share exchange. Any Nikko shareholder

•

who is entitled to vote at the Nikko shareholders meeting, notifies Nikko prior to the shareholders meeting of his or her intention to oppose the share exchange and votes against the approval of the share exchange agreement at the shareholders meeting, or

•	who is not entitled to vote at the shareholders meeting,

may demand, starting from 20 days before until one day before the effective date of the share exchange, that Nikko purchase his or her shares of Nikko common stock at fair value. Any Nikko shareholder who is seeking to exercise its opposition rights must also comply with the other relevant procedures set forth in the Company Law of Japan.

If you fall under the first category referred to in the preceding paragraph and fail to provide the required notice prior to the shareholders meeting or to vote against the approval of the share exchange agreement at the shareholders meeting, you will waive your right to demand that Nikko purchase your shares of common stock at fair value. If you fall under the second category referred to in the preceding paragraph and are not entitled to vote at the shareholders meeting despite being a Nikko shareholder, you are not required to vote against the share exchange agreement in order to assert the right to demand that Nikko purchase the shares that you hold at fair value.

There are also a number of procedural matters that you may want to consider when considering whether or not to exercise your opposition rights:

•

if a fair value (at which Nikko must purchase an opposing shareholder’s shares) cannot be agreed, the process (to get a judicial determination of that value) will take at least 60 days following the effective date of the share exchange before being presented to the Tokyo District Court for a determination of the fair value; and

•

the Tokyo District Court could determine that the fair value of Nikko shares is the same as the value of the consideration to be delivered by Citigroup in the share exchange, or lower or higher than that value, and that decision would be binding on the parties.

For a more detailed discussion of Nikko shareholders’ opposition rights, please see “The Share Exchange— Opposition Rights.”

Q.	Should I send in my stock certificates now?

A.	No. You, your standing proxy or custodian in Japan or your broker will, on your behalf or the behalf of your standing proxy, custodian or broker, receive a notice requesting that shareholders submit their share certificates representing Nikko stock during the period stated in the notice, which will end one day prior to the date of the share exchange. The notice will also include instructions on how to exchange your Nikko share certificates for Citigroup share certificates. Please do not send your share certificates until you receive these instructions from Nikko, your standing proxy or custodian in Japan or your broker. If share certificates of Nikko are deposited with Japan Securities Depositary Center Inc., those share certificates need not be actually submitted by each of the beneficial shareholders to Nikko within the submission period.

Q.	What are the Japanese tax consequences of the share exchange?

A.	Please see “Taxation—Japanese Tax Consequences.”

Q.	What are the U.S. tax consequences of the share exchange?

A.	Please see “Taxation—U.S. Federal Income Tax Consequences.”

Q.	Is the share exchange subject to any material regulatory or legal approvals?

A.	No. The share exchange is not subject to any material regulatory or legal consents or approvals, other than the requirement for Nikko shareholder approval under the Company Law of Japan and the requirement that Citigroup register the issuance of its shares to Nikko shareholders under the Securities Act of 1933.

Q.	Will Citigroup be acquiring any additional shares of Nikko common stock prior to the effective date?

A.	On October 2, 2007, Citigroup announced that it intends to purchase additional shares of Nikko’s common stock, not to exceed approximately 1% of Nikko’s issued and outstanding shares of common stock, prior to the completion of the share exchange. Any such purchases, which will be made subject to the satisfaction of all applicable legal and regulatory requirements, will be made in on-market transactions. Those purchases may promote liquidity in the trading market for Nikko common stock prior to completion of the share exchange. None of those purchases will have any impact on the exchange ratio.

Q.	Whom can I call with questions?

A.	If you have more questions about the share exchange, you should contact:

Mr. Susumu Babe

Investor Relations

Nikko Cordial Corporation

6-5, Nihonbashi Kabuto-cho

Chuo-ku, Tokyo 103-8225

Japan

Telephone: +813 5644 4581

Mr. Pablo Burbridge

Investor Relations

Citigroup Inc.

399 Park Avenue

New York, New York 10043

U.S.A.

Telephone: +1 (212) 559-2861

email: investorrelations@citigroup.com

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and may not contain all of the information that is important to you. For a more complete understanding and for a more complete description of the terms of the share exchange, you should carefully read:

•	this entire prospectus, which explains the general terms of the share exchange; and

•	the documents referred to in “Where You Can Obtain More Information” on page 74 for information on Citigroup, including its financial statements.

The Companies

Citigroup Inc.

Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers with some 200 million customer accounts in over 100 countries. Citigroup’s activities are conducted through the Global Consumer, Markets & Banking, Global Wealth Management and Citi Alternative Investments business segments. Citigroup’s principal subsidiaries are Citibank, N.A., Citigroup Global Markets Inc. and Grupo Financiero Banamex, S.A. de C.V., each of which is a wholly owned, indirect subsidiary of Citigroup. Citigroup was incorporated in 1988 under the laws of the State of Delaware as a corporation with perpetual duration.

Citigroup on a consolidated basis had total assets of approximately $1,844.3 billion as of December 31, 2006 and net income of approximately $21.5 billion for the fiscal year ended December 31, 2006. As of December 31, 2006, Citigroup had approximately 327,000 employees worldwide. Citigroup had consolidated total assets of approximately $2,221 billion as of June 30, 2007 and net income of approximately $11.2 billion for the six months ended June 30, 2007.

Citigroup’s principal executive office is at 399 Park Avenue, New York, NY 10043, and its telephone number is +1 (212) 559-1000.

Nikko Cordial Corporation

Nikko is a diversified financial services holding company whose subsidiaries are principally engaged in retail and wholesale securities brokerage, investment banking, asset management and merchant banking activities. The vast majority of Nikko’s business activities are conducted in Japan. Nikko’s major group companies are: Nikko Cordial Securities Inc., Nikko Citigroup Limited (a joint venture with Citigroup Global Markets Holdings Inc., a 100% owned subsidiary of Citigroup), Nikko Asset Management Co. Ltd. and Nikko Principal Investments Japan Limited. Nikko was formed in 1944 under the laws of Japan as a joint stock company (kabushiki kaisha). As of September 30, 2007, Citigroup Japan Holdings held shares of Nikko common stock representing approximately 68% of the voting power attributable to shares of Nikko. Nikko shares are listed on the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange in Japan, as well as on the Singapore Exchange.

Nikko on a consolidated basis had total assets of ¥8,917.1 billion as of March 31, 2007 and net income of ¥78.1 billion for the fiscal year ended March 31, 2007. As of March 31, 2007, Nikko had 12,049 employees worldwide.

Nikko’s principal address is at 6-5, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo 103-8225, Japan, and its telephone number is +813-5644-3110.

The Share Exchange (Page 25)

The boards of directors of Citigroup and Nikko have resolved to make Nikko an indirect wholly owned subsidiary of Citigroup through a statutory share-for-share exchange under the Company Law of Japan. On October 2, 2007, Citigroup, Citigroup Japan Holdings and Nikko entered into a basic agreement setting forth the basic agreed terms of the proposed share exchange, including the form of the share exchange agreement. On October •, 2007, Citigroup Japan Holdings and Nikko entered into a share exchange agreement setting forth the final terms of the share exchange.

The share exchange will be submitted for approval at a meeting of Nikko shareholders, which is currently scheduled to be held on December 19, 2007. If the other conditions to completing the share exchange are satisfied, the share exchange is expected to be completed on or around January •, 2008.

On the date the share exchange becomes effective, Nikko shareholders of record as of the day immediately preceding the effective date of the share exchange, other than Citigroup Japan Holdings and any Nikko shareholder that has elected in a timely manner to exercise its opposition rights, will become entitled to receive shares of Citigroup common stock for each share of Nikko common stock.

The number of Citigroup shares to be issued in exchange for each share of Nikko common stock will be determined by dividing ¥1,700 by the following amount:

•

the average of the volume-weighted average prices of Citigroup shares on the NYSE (subject to a minimum average of $37.00 and a maximum average of $58.00) on each trading day from December •, 2007/January •, 2008 through December •, 2007/January •, 2008; multiplied by

•

the average of the mean of exchange rate quotations for buying and selling spot dollars in Tokyo by telegraphic transfer against yen, as quoted by The Bank of Tokyo–Mitsubishi UFJ, Ltd., expressed as a number of yen per one dollar, as of 11:00 a.m. (Tokyo time) on each of the business days in that same valuation period.

The exchange ratio so calculated will be rounded (upward in the case of equidistant rounded numbers) to the nearest multiple of 0.002.

Under the terms of the share exchange agreement, subject to confirmation by the National Tax Agency of Japan, any Nikko shareholder who would otherwise receive a fractional Citigroup share will receive cash in lieu of that Citigroup fractional share, based on the market value of Citigroup shares on a specified date following the share exchange and using the prevailing rate for converting dollars into yen for that date. The methodology for determining the exchange ratio is such that any holder of a whole number of units (each representing 500 shares) of Nikko common stock will not be entitled to receive any fractional Citigroup shares.

Citigroup and Nikko have approached the National Tax Agency of Japan for guidance and confirmation that the payment of cash in lieu of fractional Citigroup shares that would otherwise be delivered to Nikko shareholders in the share exchange will not adversely affect the Japanese tax treatment of the share exchange. If that confirmation is not timely received, Citigroup Japan Holdings will deliver fractional Citigroup shares in the share exchange in order to maintain the tax-free nature of the share exchange under Japanese law. If such fractional share delivery is necessary, further information regarding the delivery and holding of fractional shares will also be provided to Nikko shareholders.

Reasons for the Share Exchange (Page 26)

On March 6, 2007, Citigroup and Nikko entered into a comprehensive strategic alliance. To implement the alliance, on March 15, 2007, Citigroup commenced a tender offer in accordance with the Securities Exchange Law of Japan for 100% of the capital stock of Nikko at a price of ¥1,700 per share. Through the tender offer and subsequent additional private and market purchases (at prices ranging from ¥1,665 to ¥1,700 per share), Citigroup increased its ownership stake in Nikko from approximately 4.85% to approximately 68% of the voting power attributable to shares of Nikko as of September 30, 2007.

After evaluating its options following the completion of the tender offer, Citigroup concluded that a transition to 100% ownership of Nikko would facilitate, from a capital, financial and organizational perspective, the strengthening of the business cooperation that exists in the Citigroup-Nikko alliance, as well as the adoption of a more unified governance and compliance structure to facilitate compliance with relevant laws and regulations and the monitoring of risk on a group-wide basis. Citigroup believes the 100% consolidation of Nikko within the Citigroup group of companies will maximize the potential value of the Nikko franchise over the long-term, and also increase capital and funding efficiencies for the combined group.

Vote Required by Nikko Shareholders (Page 24)

Nikko plans to seek shareholder approval of the share exchange agreement at a meeting of its shareholders that is currently scheduled to be held on December 19, 2007, at The Prince Park Tower Tokyo, 4-8-1 Shiba Koen, Minato-ku, in Tokyo, Japan. Under the Company Law of Japan, the notice of convocation of a shareholders meeting must be sent at least two weeks in advance to all shareholders of record having voting rights. For shareholders not resident in Japan, Nikko will send, at least two weeks prior to the date of the shareholders meeting, the notice of convocation to their standing proxies in Japan or other persons in Japan who hold the shares on behalf of those shareholders and in whose name the shares are registered in Nikko’s register of shareholders. Nikko currently plans to mail out this notice on or around November •, 2007.

At the Nikko shareholders meeting, shareholders will be asked to approve, among other things, the share exchange agreement between Citigroup Japan Holdings and Nikko. Holders of record of issued and outstanding shares of Nikko common stock as of October 28, 2007, who hold at least 500 shares of Nikko common stock will be entitled to one vote per unit (i.e. 500 shares) at the shareholders meeting. Treasury shares held by Nikko, shares held by entities in which Nikko and/or its subsidiaries hold 25% or more of the voting rights, as well as shares issued or obtained after the record date and shares that have come to constitute one or more unit shares after the record date, will not be entitled to vote at the Nikko shareholders meeting.

The required quorum for a vote on the share exchange agreement at the Nikko shareholders meeting is one third of the aggregate number of issued and outstanding shares of Nikko common stock entitled to vote at the shareholders meeting. In determining the required quorum for the shareholders meeting, shares without voting rights are not counted. The affirmative vote of shareholders comprising at least two-thirds of the voting rights present at the shareholders meeting is required to approve the share exchange agreement. Shareholders voting by mail-in voting card or by using the Internet are deemed to be present at the shareholders meeting, under the Company Law of Japan. As of September 30, 2007, Citigroup Japan Holdings held 657,711,277 shares of Nikko common stock representing approximately 68% of the voting power attributable to shares of Nikko. Citigroup has unconditionally agreed with Nikko to vote in favor of the share exchange agreement at the Nikko shareholders meeting and its attendance at that meeting will satisfy the relevant quorum requirements.

Meeting of Nikko Shareholders (Page 23)

Shareholders eligible to vote at the Nikko shareholders meeting may do so in person, by returning their mail-in voting card to Nikko or via the Japanese language Internet voting system. The mail-in voting cards and the Japanese language Internet voting system will allow shareholders to indicate a “for” or “against” vote with respect to each proposal to be voted at the shareholders meeting, including approval of the share exchange agreement.

Each Nikko shareholder holding at least 500 shares of Nikko common stock as of the record date is entitled, with certain exceptions, to one vote per unit (i.e. 500 shares) of Nikko common stock.

Shareholders may vote by attending in person the shareholders meeting, having another shareholder who has voting rights attend the shareholders meeting as your attorney-in-fact or by using the Japanese language Internet voting system or the mail-in voting card distributed in accordance with the Company Law of Japan. Nikko will not solicit any separate form of proxy, consent or authorization prior to its shareholders meeting. Neither Citigroup nor Nikko is asking you for a proxy and you are requested not to send either Citigroup or Nikko a proxy.

Termination of the Share Exchange Agreement (Page 50)

If a material event beyond the reasonable control of either Citigroup Japan Holdings or Nikko occurs that makes completion of the share exchange impossible or impracticable, Citigroup Japan Holdings and Nikko may agree to either modify or terminate the share exchange agreement.

If, after October 2, 2007, there has been a change or event that has or is reasonably likely to have a material adverse effect on the business, financial condition or results of operations of Nikko and its subsidiaries taken as a whole, excluding changes in economic conditions affecting market participants generally, then Citigroup Japan Holdings and Nikko may agree to modify the terms of the share exchange agreement or Citigroup Japan Holdings may terminate the share exchange agreement.

If the average of the volume-weighted average prices per Citigroup share on the NYSE for the valuation period in which the exchange ratio is determined is below $26.00, then Nikko may terminate the share exchange agreement within two business days after the end of the valuation period.

Opposition Rights (Page 52)

Under the Company Law of Japan, you are entitled to opposition rights in connection with the share exchange, which must be exercised in accordance with the procedures set forth in the Company Law of Japan. In order to exercise these rights, if you are entitled to vote at the Nikko shareholders meeting, you must notify Nikko of your intention to oppose the share exchange prior to the shareholders meeting and vote against the approval of the share exchange agreement at the shareholders meeting. If you comply with the above and other procedures required by the Company Law of Japan, you may demand, starting from 20 days before until one day before the effective date of the share exchange, that Nikko purchases your shares at their fair value. Please see “The Share Exchange—Opposition Rights” for an explanation of these rights.

Material Tax Consequences (Page 68)

Japanese Taxation

The share exchange is structured to qualify as a tax-free exchange under Japanese tax laws. See “Taxation—Japanese Tax Consequences.”

U.S. Taxation

The share exchange is intended to be a taxable transaction under U.S. federal tax laws. See “Taxation—U.S. Federal Income Tax Consequences.”

Regulatory Matters (Page 53)

Completion of the share exchange is not subject to any material regulatory or legal consents or approvals, other than approval of the share exchange by Nikko shareholders as required by the Company Law of Japan. See “The Share Exchange—Regulatory Matters.”

Risk Factors (Page 14)

In determining whether to vote to approve the share exchange agreement, you should carefully consider the risk factors beginning on page 14 of this prospectus.

Nikko Board Approval and Fairness Opinions of GCA Corporation and Greenhill & Co., LLC (Page 30, 34)

In connection with the share exchange, on October 2, 2007, Nikko’s board of directors received separate oral opinions, subsequently confirmed in writing, from Nikko’s financial advisors, GCA and Greenhill, to the effect that the consideration to be received by the holders of outstanding shares of Nikko common stock in the share exchange, other than Citigroup and its affiliates and Nikko shareholders who validly exercise opposition rights, was fair, from a financial point of view, to those shareholders as of the date of the opinions. The full text of the written opinions of GCA and Greenhill, each dated October 2, 2007, are included as Annexes C and D, respectively, to this prospectus and are incorporated herein by reference. You should read the opinions carefully in their entirety for descriptions of the assumptions made, procedures followed, matters considered and limitations on the reviews undertaken by GCA and Greenhill. The opinions of GCA and Greenhill were provided to Nikko’s board of directors in connection with its consideration of the share exchange, were directed only to the fairness of the consideration to be received in the share exchange from a financial point of view, do not address any other aspect of the share exchange and do not constitute a recommendation to Nikko’s shareholders as to whether they should approve the share exchange agreement or take any other action with respect to the share exchange at any meeting of Nikko’s shareholders convened in connection with the share exchange.

Per Share Data and Trading Markets (Page 20)

Shares of common stock of Citigroup are listed on the NYSE and the Mexican Stock Exchange (Bolsa Mexicana de Valores—BMV). Citigroup has applied to have its common stock listed on the Tokyo Stock Exchange.

Shares of common stock of Nikko are listed on the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange in Japan, as well as the Singapore Exchange. Nikko’s shares are expected to be delisted from these exchanges around the time of the completion of the share exchange.

The following table sets forth the last reported sale prices on the Tokyo Stock Exchange for shares of Nikko common stock, and on the NYSE for shares of Citigroup common stock, on October 1, 2007, the last trading day preceding the announcement of the basic agreement, and on October •, 2007, the last trading day preceding the day the share exchange agreement was executed, as well as the noon buying rate expressed in yen per $1.00.

	Nikko common stock (historical)	Citigroup common stock (historical)	Noon buying rate
October 1, 2007	¥1,445	$47.72	¥115.91

October •, 2007	•	•	•

Where to Find More Information

As required by the Securities Act of 1933, Citigroup filed a registration statement relating to the securities offered by this prospectus with the Securities and Exchange Commission. This prospectus is a part of that registration statement, which includes additional information.

Citigroup files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document Citigroup files at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov. Copies of the prospectus and the filings with the SEC that will be incorporated by reference in the prospectus can also be obtained, without charge, by contacting Citigroup at the following address or telephone number: Citigroup Document Services, 140 58th Street, Suite 8G, Brooklyn, New York, 11220 or, within the United States, at +1-877-936-2737, or, outside the United States, at +1-718-765-6514, or by emailing a request to docserve@citigroup.com.

Additional information regarding Nikko can be found through Nikko’s investor relations website maintained at http://www.nikko.jp/GRP/irinfo_e/index.html or by requesting copies of Nikko’s English language Annual Reports or English translations of Nikko’s Corporate Social Responsibility Reports in writing or by telephone. None of the information on Nikko’s website is to be deemed incorporated by reference in this prospectus.

RISK FACTORS

Generally

Investing in Citigroup’s common stock involves risk. Please see the risk factors described in Citigroup’s Annual Report on Form 10-K for Citigroup’s most recent fiscal year, which is incorporated by reference in this prospectus. You should carefully consider these risks as well as other information Citigroup includes or incorporates by reference in this prospectus. These risks could materially affect Citigroup’s business, results of operations or financial condition and cause the value of Citigroup’s common stock to decline.

Risks Relating to the Share Exchange

The value of the Citigroup common stock you receive in the share exchange may be less than ¥1,700 per Nikko share.

The exchange ratio contemplated by the share exchange agreement is designed to provide Nikko shareholders with Citigroup shares having a value of ¥1,700 per Nikko share at the time the exchange ratio is determined. Nikko shareholders will not receive their Citigroup shares until approximately • weeks after the exchange ratio has been determined. The exchange ratio will not be adjusted during this time period. The market value of Citigroup shares and/or the value of the dollar against the yen could decline after that calculation and before the effective date of the share exchange. As a consequence, Nikko shareholders could receive in the share exchange Citigroup shares with a value of less than ¥1,700 per Nikko share exchanged.

In addition, the exchange ratio contemplated by the share exchange agreement is designed to protect Citigroup from unforeseen declines in the market price of Citigroup shares on the NYSE during the valuation period, by providing a lower limit of $37.00 on the average Citigroup share price used for exchange ratio calculation purposes. If Citigroup’s share price were to decline below $37.00 during the valuation period, Nikko shareholders could become entitled to receive in the share exchange Citigroup shares with a value of less than ¥1,700 per Nikko share at the time the exchange ratio is determined.

Fluctuations in the Citigroup share price can occur for many reasons, including changes in Citigroup’s business, operations or prospects, regulatory considerations or general market or economic conditions. Share prices of Citigroup common stock have experienced significant volatility in the past.

The share exchange may not occur, or may be delayed.

If a material event beyond the reasonable control of either Citigroup Japan Holdings or Nikko occurs that makes completion of the share exchange impossible or impracticable, Citigroup Japan Holdings and Nikko may agree to either modify or terminate the share exchange agreement.

If, after October 2, 2007, there has been a change or event that has or is reasonably likely to have a material adverse effect on the business, financial condition or results of operations of Nikko and its subsidiaries taken as a whole, excluding changes in economic conditions affecting market participants generally, then Citigroup Japan Holdings and Nikko may agree to modify the terms of the share exchange agreement or Citigroup Japan Holdings may terminate the share exchange agreement.

If the average of the volume-weighted average prices per Citigroup share on the NYSE for the valuation period in which the exchange ratio is determined is below $26.00, then Nikko may terminate the share exchange agreement within two business days after the end of the valuation period.

In any of the above cases, there is a risk that the share exchange will not happen or that the terms of the share exchange at that time would be less favorable to Nikko shareholders.

The receipt of Citigroup common shares is intended to be taxable to you if you are a U.S. taxpayer.

If you are a U.S. taxpayer, the receipt of Citigroup shares in exchange for Nikko shares is intended to be a taxable transaction for U.S. federal income tax purposes. The share exchange may also be taxable under the tax laws of other jurisdictions.

For general U.S. tax consequences of the share exchange, see “Taxation—U.S. Federal Income Tax Consequences” beginning on page 69. Please consult a tax advisor to determine the specific tax consequences to you as a result of the share exchange, including any U.S. Federal, state, local, non-U.S. or other tax consequences, and any tax return filing or other reporting requirements.

The rights of Citigroup shareholders under Delaware law in some ways may not be as favorable as those existing for Nikko shareholders under Japanese Law.

Citigroup is a corporation organized under Delaware law and Nikko is a joint stock company (kabushiki kaisha) organized under Japanese law. After receiving Citigroup shares in the share exchange, you will become a Citigroup shareholder and all of your rights as a Citigroup shareholder will be governed by Delaware law and by Citigroup’s certificate of incorporation and by-laws. The rights of a shareholder in a Delaware corporation are different from those enjoyed by a shareholder in a Japanese joint stock company, and in some ways may not be as favorable as the rights you enjoy as a Nikko shareholder. See “The Share Exchange—Differences in Shareholder Rights” beginning on page 57 of this prospectus.

The opinions obtained by the Nikko board from its financial advisors speak as of their date and do not reflect subsequent changes in circumstances.

Each of the opinions of GCA and Greenhill, financial advisors to Nikko’s board of directors, which addresses the fairness from a financial point of view of the consideration to be received by Nikko shareholders (other than Citigroup and its affiliates and Nikko shareholders who validly exercise opposition rights), is based on financial, economic, market and other conditions as they existed as of its date and not at any later time. Changes in those conditions, which are beyond the control of Nikko, Citigroup, GCA and Greenhill, and on which the opinions of GCA and Greenhill are based, may alter the value of Nikko or Citigroup or their respective share prices following the date of the GCA and Greenhill opinions.

Failure to complete the share exchange could negatively affect Nikko’s share price.

Several conditions must be satisfied or waived in order to complete the share exchange. These conditions are described under “The Share Exchange—Conditions to the Share Exchange” and in detail in the share exchange agreement, which is attached to this prospectus as Annex A. The conditions may not be satisfied, and if not satisfied or waived, the share exchange may not occur or may be delayed.

If the share exchange is not completed or is delayed, Nikko may be subject to the following material risks:

•	the price of Nikko common shares may decline to the extent that the current market price of Nikko common shares reflects a market assumption that the share exchange will be completed; and

•	costs related to the share exchange, such as legal, accounting and certain financial advisor fees, must be paid even if the share exchange is not completed.

Failure to complete the share exchange could result in Citigroup considering other strategic alternatives with respect to Nikko. Even if the share exchange is not consummated, however, Citigroup will continue to control Nikko as a majority-owned subsidiary.

RECENT DEVELOPMENTS

Announcement of Substantial Decline in 2007 Third Quarter Net Income

On October 1, 2007, Citigroup reported that dislocations in the mortgage-backed securities and credit markets and deterioration in the consumer credit environment are expected to have an adverse impact on Citigroup’s financial results for the third quarter ended September 30, 2007. Subject to finalizing third quarter results, Citigroup estimates that it will report a decline in net income in the range of 60% from the prior-year period.

A significant portion of the expected decline in the third quarter net income results from:

•	write-downs of approximately $1.4 billion pre-tax, net of underwriting fees, on funded and unfunded highly leveraged finance commitments;

•

losses of approximately $1.3 billion pre-tax, net of hedges, on the value of sub-prime mortgage-backed securities warehoused for future collateralized debt obligation, or CDO, securitizations, CDO positions, and leveraged loans warehoused for future collateralized loan obligation securitizations;

•	losses of approximately $600 million pre-tax in fixed income credit trading due to significant market volatility and the disruption of historical pricing relationships; and

•	an increase in credit costs of approximately $2.6 billion pre-tax versus the prior-year period due to continued deterioration in the credit environment, organic portfolio growth, and acquisitions.

Citigroup’s results for the quarter ended September 30, 2007 are scheduled to be released on October 15, 2007.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Citigroup may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in documents filed with the SEC including this prospectus as well as Citigroup’s annual report on Form 10-K, other reports to shareholders and other communications.

This prospectus and the information incorporated by reference into this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on assumptions and beliefs of Citigroup’s management that it believes to be reasonable, as well as on information currently available to Citigroup’s management. Where Citigroup’s management expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and based on assumptions believed to have a reasonable basis. Citigroup cannot assure you, however, that the stated expectation or belief will occur or be achieved or accomplished. The words “believe,” “expect,” “estimate,” “anticipate,” “intends,” “plans,” “estimates,” “project,” “predict”, “potential” and similar expressions will generally identify forward-looking statements. Citigroup’s forward-looking statements, whether written or oral, are expressly qualified by these cautionary statements and any other cautionary statements that may accompany those statements.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially and adversely from those expressed in these forward-looking statements. Factors that could cause actual results to differ from these forward looking statements include, but are not limited to, those discussed elsewhere in this prospectus and in the documents incorporated by reference in this prospectus, and also:

•

fluctuations in interest rates, equity prices and foreign currencies, the adequacy of loan loss reserves, the inability to hedge certain risks economically, changes in consumer spending and other habits, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Citigroup and its affiliates operate;

•	risks of international business;

•	regulatory risks;

•	contingent liabilities;

•	competitive factors in the industries in which Citigroup competes, and the impact of competitive services and pricing in Citigroup’s market;

•	risks associated with debt service requirements and interest rate fluctuations;

•	Citigroup’s ability to manage expenses and allocate capital in a disciplined manner;

•	Citigroup’s ability to expand its customer base;

•	possible amendments to, and interpretations of, risk-based capital guidelines and reporting instructions;

•	degree of financial leverage; and

•	other risks referenced from time to time in Citigroup’s filings with the SEC.

You should not place undue reliance on any forward-looking statements. Specifically, you should note that the discussion of the reasons for the share exchange, and the opinions given by Greenhill and GCA in connection with the share exchange, may contain forward-looking statements that describe beliefs, assumptions and estimates as of the indicated dates. Those forward-looking expectations may have changed as of the date of this prospectus.

With the above in mind, you should consider the risks discussed under the heading “Risk Factors” below, which include or refer to important factors that could cause actual results to differ materially from those expressed in any forward-looking statements. In addition, Citigroup expressly disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date of this prospectus.

SELECTED HISTORICAL FINANCIAL DATA OF CITIGROUP

The selected historical consolidated financial data of Citigroup presented below as of and for the fiscal years ended December 31, 2002, 2003, 2004, 2005 and 2006 have been derived from the audited historical consolidated financial statements of Citigroup for each of the periods presented, prepared in accordance with U.S. GAAP. The consolidated financial statements for the fiscal years ended December 31, 2004, 2005 and 2006, which are incorporated by reference into this prospectus from Citigroup’s Annual Report on Form 10-K for the year ended December 31, 2006, have been audited by Citigroup’s independent auditors, KPMG LLP.

The selected condensed historical financial data for Citigroup also presented below as of June 30, 2006 and 2007 and for the six months ended June 30, 2006 and 2007 have been derived from Citigroup’s unaudited condensed financial statements prepared in accordance with U.S. GAAP and incorporated by reference into this prospectus. These unaudited condensed financial statements include, in the opinion of Citigroup’s management, all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly Citigroup’s financial results for the interim periods presented. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for the full year.

	At or for the six Months Ended June 30		At or for the Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(dollars in millions, except per share amounts)
Income Statement Data:
Total revenues, net of interest expense	$52,089	$44,365	$89,615	$83,642	$79,635	$71,594	$66,246
Income from continuing operations	11,238	10,817	21,249	19,806	16,054	17,058	12,682
Net income	11,238	10,904	21,538	24,589	17,046	17,853	15,276
Balance Sheet Data:
Total assets	$2,220,866	$1,626,551	$1,884,318	$1,494,037	$1,484,101	$1,264,032	$1,097,590
Total deposits	771,761	645,805	712,041	591,828	561,513	473,614	430,530
Long-term debt	340,077	239,557	288,494	217,499	207,910	162,702	126,927
Total stockholders’ equity	127,754	115,428	119,783	112,537	109,291	98,014	86,718
Per Share Data:
Income from continuing operations per common share	2.29	2.20	4.33	3.90	3.13	3.34	2.48
Dividend declared per common share	1.08	0.98	1.96	1.76	1.60	1.10	0.70

You should read the selected financial data set forth above in conjunction with Citigroup’s consolidated financial statements and other financial data included in the documents incorporated by reference into this prospectus. The above information is qualified in its entirety by reference to all of that information.

SELECTED HISTORICAL FINANCIAL DATA OF NIKKO

The selected historical consolidated financial data of Nikko presented as of and for the fiscal years ended March 31, 2003, 2004, 2005, 2006 and 2007 has been derived from the historical consolidated financial statements of Nikko for each of the periods presented, prepared in accordance with Japanese GAAP.

The selected condensed historical financial data for Nikko also presented below as of June 30, 2006 and 2007 and for the three months ended June 30, 2006 and 2007 have been derived from Nikko’s unaudited condensed financial statements prepared in accordance with Japanese GAAP. These unaudited condensed financial statements include, in the opinion of Nikko’s management, all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly Nikko’s financial results for the interim periods presented. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for the full year.

	At or for the Three Months Ended June 30,		At or for the Year Ended March 31,
	2007	2006	2007(1)	2006	2005	2004	2003
			(yen in millions, except per share amounts)
Income Statement Data:
Net operating revenue	¥127,582	¥96,952	¥432,434	¥420,790	¥291,088	¥307,807	¥250,681
Ordinary income	36,047	23,616	100,443	149,716	54,036	76,804	31,648
Net operating income (loss)	9,364	12,322	78,128	87,994	36,947	38,703	(21,611)
Balance Sheet Data:
Total assets	¥10,358,853	¥7,887,302	¥8,917,062	¥8,591,138	¥6,727,030	¥6,031,827	¥5,770,994
Net assets	989,373	909,644	967,789	812,356	728,697	683,285	649,334
Cash on hand	393,336	461,454	526,083	636,047	708,719	473,292	280.571
Long-term debts	904,336	789,383	855,242	768,092	719,750	384,865	523,225
Total stockholders’ equity(2)	989,373	909,644	967,789	812,356	728,697	683,285	649,334
Per Share Data(3):
Basic net income (loss) per share	¥9.69	¥12.79	¥81.06	¥91.33	¥19.92	¥20.81	¥(11.75)
Diluted income per share	8.80	12.14	78.37	90.04	19.90	20.11	—
Net assets per share	889.70	813.98	870.04	842.88	378.53	370.98	352.76
Dividend per share(4)	4.00	6.00	24.00	50.00	12.00	8.00	3.00

(1)	Nikko has adopted the “Accounting standards for net assets of statement of financial condition” since the fiscal year ended March 31, 2007. The values of previous years for “Net assets,” “Net assets per share,” “Equity ratio” and “Return on equity” are those for “Shareholder’s equity,” “Shareholders’ equity per share,” “Shareholders’ equity ratio” and “Return on shareholders’ equity” in former standards.
(2)	Minority interests are included in total stockholders’ equity only as of March 31, 2007.
(3)	Nikko effected a one-for-two reverse stock split on September 1, 2005. Amounts shown in the table for prior periods are not adjusted.
(4)	This represents the sum total of the interim and end of year dividends.

EXCHANGE RATES

The table below sets forth, for each period indicated, the noon buying rate in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in yen per $1.00. On November •, 2007, the noon buying rate was $1.00 equals ¥• and the inverse noon buying rate was ¥1 equals $•.

	High	Low	Period End	Average for the Period
	(yen per dollar)
2002	134.57	115.71	118.75	125.22
2003	121.42	106.93	107.13	115.93
2004	114.30	102.56	102.68	108.15
2005	120.93	102.26	117.68	110.11
2006	119.81	110.07	119.02	116.31
April 2007	119.84	117.69	119.44	118.93
May 2007	121.79	119.77	121.76	120.77
June 2007	124.09	121.08	123.39	122.69
July 2007	123.34	118.41	119.13	121.41
August 2007	119.76	113.81	115.83	116.73
September 2007	116.21	113.43	114.97	115.00
October 2007 (through October 5)	116.83	115.83	116.83	116.38

MARKET PRICE, PER SHARE DATA AND DIVIDEND INFORMATION

The primary market for shares of Citigroup common stock is the NYSE. Shares of Citigroup common stock are also listed on the Mexican Stock Exchange. Citigroup has applied to have its common stock listed on the Tokyo Stock Exchange.

The primary market for shares of Nikko common stock is the Tokyo Stock Exchange. Shares of Nikko common stock are also listed on the Osaka Securities Exchange and the Nagoya Stock Exchange in Japan, as well as the Singapore Exchange in Singapore.

If the share exchange is completed, it is expected that Nikko shares will be delisted from the Tokyo Stock Exchange in accordance with the rules of the Tokyo Stock Exchange. Nikko shares will also be delisted from the Nagoya Stock Exchange, the Osaka Securities Exchange and the Singapore Exchange. Delisting is expected to occur prior to the effective date of the share exchange, in January 2008.

The following tables sets forth, for the fiscal years, quarters and months indicated, the reported high and low sale prices for shares of Citigroup common stock on the NYSE and shares of Nikko common stock on the Tokyo Stock Exchange.

	Citigroup common stock
	Price Per Share ($)
	High	Low
2002 Fiscal year ended December 31, 2002	52.00	25.04
2003 Fiscal year ended December 31, 2003	49.00	31.42
2004 Fiscal year ended December 31, 2004	52.29	42.56
2005 Fiscal year ended December 31, 2005	49.78	43.05
2006 Fiscal year ended December 31, 2006	56.41	45.05

2005 Fiscal year ended December 31, 2005:
Quarter ended March 31, 2005	49.78	44.35
Quarter ended June 30, 2005	47.84	44.59
Quarter ended September 30, 2005	46.51	43.05
Quarter ended December 31, 2005	49.64	44.31

2005 Fiscal year ended December 31, 2006:
Quarter ended March 31, 2006	49.29	45.05
Quarter ended June 30, 2006	50.37	47.41
Quarter ended September 30, 2006	50.23	46.40
Quarter ended December 31, 2006	56.41	49.38

Fiscal year ended December 31, 2007:
Quarter ended March 31, 2007	55.25	48.75
Quarter ended June 30, 2007	55.20	51.05
Quarter ended September 30, 2007	52.84	45.30

	Nikko common stock
	Price Per Share (¥)
	High	Low
Fiscal year ended March 31, 2003	775	314
Fiscal year ended March 31, 2004	810	268
Fiscal year ended March 31, 2005	737	437
Fiscal year ended March 31, 2006(1)	2,045	902
Fiscal year ended March 31, 2007	1,997	984

Fiscal year ended March 31, 2006:
First quarter	1,080	902
Second quarter	1,339	942
Third quarter	1,933	1,249
Fourth quarter	2,045	1,535

Fiscal year ended March 31, 2007:
First quarter	1,997	1,387
Second quarter	1,569	1,225
Third quarter	1,500	1,099
Fourth quarter	1,699	984

Fiscal year ended March 31, 2008:
First quarter	1,780	1,581
Second quarter	1,665	1,381

Month of:
April 2007	1,780	1,681
May 2007	1,773	1,616
June 2007	1,706	1,581
July 2007	1,665	1,590
August 2007	1,600	1,381
September 2007	1,497	1,388

(1)	Nikko effected a one-for-two reverse stock split on September 1, 2005.

Per Share Data

Set forth below are the income (loss), cash dividends and book value per common share data for Citigroup and Nikko on a historical basis. The information set forth below should be read in conjunction with the respective audited and unaudited consolidated financial statements of Citigroup and Nikko. Comparisons between the per share data for Citigroup and Nikko set forth below are of limited value, as the Citigroup per share data is based upon U.S. GAAP financial data and the Nikko per share data is based upon Japanese GAAP financial data.

Per Share Data for Citigroup

	Six Months Ended June 30,		At or for the Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(in dollars)
Income (loss) from continuing operations
Basic	$2.29	$2.20	$4.33	$3.90	$3.13	$3.34	$2.48
Diluted	2.25	2.16	4.25	3.82	3.07	3.27	2.44
Cash dividends	1.08	0.98	1.96	1.76	1.60	1.10	0.70
Book value (at end of period)	25.56	23.15	24.18	22.37	20.82	18.79	16.60

Per Share Data for Nikko

	Three Months Ended June 30,		At or for the Year Ended March 31,
	2007	2006	2007	2006	2005	2004	2003
	(in yen)
Net income (loss)
Basic	¥9.69	¥12.79	¥81.06	¥91.33	¥19.92	¥20.81	¥(11.75)
Diluted	8.80	12.14	78.37	90.04	19.90	20.11	—
Cash dividends	4.00	6.00	24.00	50.00	12.00	8.00	3.00
Book value (at end of period)	889.70	813.98	870.04	842.88	378.53	370.98	352.76

On October 1, 2007, the last trading day preceding the announcement of the basic agreement, the last reported sale price of Nikko shares on the Tokyo Stock Exchange was ¥1,445 per share and the last reported sale price of Citigroup shares on the NYSE was $47.72 per share. On October •, 2007, the last trading day preceding the day the share exchange agreement was executed, the last reported sale price of Nikko shares on the Tokyo Stock Exchange was ¥• per share and the last reported sale price of Citigroup shares on the NYSE was $•  per share.

Dividend Information

The following tables set out the dividends per share declared on Citigroup common stock and on Nikko common stock during each period indicated.

Citigroup	In dollars $
Fiscal year ended December 31, 2005	1.76
Fiscal year ended December 31, 2006	1.96
Fiscal year ended December 31, 2007:
First quarter (ended March 31, 2007)	0.54
Second quarter (ended June 30, 2007)	0.54
Third quarter (ended September 30, 2007)	0.54

Nikko	In Yen ¥
Fiscal year ended March 31, 2005	12
Fiscal year ended March 31, 2006	50
Fiscal year ended March 31, 2007	24
Fiscal year ended March 31, 2008:
First quarter (ended June 30, 2007)	4
Second quarter (ended September 30, 2008)	8

(1)	Nikko effected a one-for-two reverse stock split on September 1, 2005.

MEETING OF NIKKO SHAREHOLDERS

General

Nikko will distribute mail-in voting cards to its shareholders of record as of October 28, 2007, who have voting rights (or their standing proxies or custodians in Japan, as appropriate) for use at the Nikko shareholders meeting, which is scheduled to be held on December 19, 2007 at The Park Prince Tower Tokyo, 4-8-1 Shiba Koen, Minato-ku, in Tokyo, Japan. Nikko will distribute the mail-in voting cards, together with the notice of convocation of the shareholders meeting and reference documents concerning the exercise of voting rights, by mail to those shareholders. For shareholders who are not resident in Japan and have a standing proxy or a custodian in Japan with respect to Nikko shares, Nikko will send, at least two weeks prior to the date of the shareholders meeting, the mail-in voting cards, notice of convocation and reference documents to their standing proxies or custodians in Japan, who will then transmit those materials to the shareholders according to the terms of the respective proxy agreements. Shareholders who are not resident in Japan and who have purchased Nikko shares through a securities broker located outside Japan are encouraged to contact their broker to obtain the materials from the broker’s custodian or standing proxy in Japan. Completed mail-in voting cards must be received by Nikko by 5:00 p.m. (Tokyo time) on December 18, 2007.

The purpose of the shareholders meeting will be, among other things:

•	to consider and to vote upon the approval of the share exchange agreement;

•	to consider certain other matters to be described in the notice of convocation of the shareholders meeting; and

•	to transact other business as may properly come before the shareholders meeting.

Voting

Voting Rights

Nikko currently uses the unit share (tan-gen kabushiki) system, where one unit share consists of 500 shares of Nikko common stock. If you have one or more unit shares of Nikko common stock, you will have voting rights with respect to each unit share of common stock. Holders of less than one unit of common stock have no voting rights. You may exercise voting rights by attending the shareholders meeting in person or by having another shareholder who has voting rights attend the shareholders meeting as your attorney-in-fact, by using the Internet or by arranging to return the mail-in voting card sent to the registered shareholders by Nikko. Nikko shares representing less than one unit, treasury shares held by Nikko, and shares issued or obtained after the record date as a result of the exercise of share purchase warrants or otherwise, and shares that have come to represent one or more unit shares after the record date are not entitled to voting rights and their shares are not counted in the number of shares when determining whether a quorum exists.

Record Date

In accordance with its articles of incorporation, Nikko fixed October 28, 2007 as the record date for determining the holders of its capital stock entitled to exercise voting rights at the shareholders meeting discussed above. As of June 30, 2007, there were 978,889,249 shares of Nikko common stock issued, including 12,173,881 shares of treasury stock. Of those issued shares, approximately 0.3% were held of record by Nikko’s directors and executive officers and Nikko’s affiliates (other than Citigroup and its non-Nikko affiliates). Nikko, its directors and executive officers and Nikko’s affiliates (other than Citigroup and its non-Nikko affiliates) also held approximately •% of the voting rights of Citigroup common stock as of June 30, 2007.

Vote Required

The required quorum for a vote on the share exchange agreement at the Nikko shareholders meeting is one third of the aggregate number of issued and outstanding shares of Nikko common stock that are entitled to vote at the shareholders meeting. In determining the required quorum for the shareholders meeting, shares without voting rights are not counted. The affirmative vote of shareholders comprising at least two-thirds of the voting rights present at the shareholders meeting is required to approve the share exchange agreement. Shareholders voting by mail-in voting card or by using the Internet are deemed present at the shareholders meeting, under the Company Law of Japan.

As of September 30, 2007, Citigroup Japan Holdings held 657,711,277 shares of Nikko common stock, representing approximately 68% of the voting power attributable to shares of Nikko. Citigroup Japan Holdings has unconditionally agreed with Nikko to vote in favor of the share exchange agreement at the shareholders meeting, and its attendance at that meeting will satisfy the relevant quorum requirements.

Use of Mail-in Voting Cards

Holders of shares of common stock entitled to exercise voting rights at the Nikko shareholders meeting may exercise their voting rights by using the mail-in voting card that will be distributed by mail to the registered addresses of those holders in Japan or their standing proxies or custodians in Japan. Completed mail-in voting cards must be received by Nikko by 5:00 p.m. (Tokyo time) on December 18, 2007.

Voting cards will allow shareholders to indicate a “for” or “against” vote with respect to each proposal to be voted on at the shareholders meeting, including approval of the share exchange agreement.

In accordance with applicable Japanese law and practice, Nikko intends to:

•

count toward the quorum requirements for its shareholders meeting any shares represented by mail-in voting cards that are returned to it, including mail-in voting cards that do not indicate a vote “for” or “against” any of the proposals; and

•

count the shares represented by mail-in voting cards without indicating a vote “for” or “against” any of the proposals as votes in favor of approval of the share exchange agreement and the other proposals referred to in the mail-in voting cards.

Internet Voting

Holders of shares of common stock entitled to vote at the Nikko shareholders meeting may exercise their voting rights through the Internet by accessing a website designated in the voting materials (http://www.web54.net) and inputting an exercise code. Internet voting is available only in Japanese and must be completed by 5:00 p.m. (Tokyo time) on December 18, 2007.

Revocation

Any person who submits a mail-in voting card may revoke the vote by voting in person, or through another shareholder who has voting rights and who is appointed as that person’s attorney-in-fact and is present, at the shareholders meeting. A person who wants to revoke a vote previously submitted via the Internet must either attend the shareholders meeting personally or through another shareholder who has voting rights and who is appointed as that person’s attorney-in-fact and present, at the shareholders meeting, or resubmit its vote via the Internet. By attending the shareholders meeting in person or having another shareholder entitled to vote attend the shareholders meeting on your behalf, or by resubmitting your vote via the Internet, you will automatically revoke your vote previously submitted via the Internet.

No Solicitation of Proxies, Consents or Authorizations

Nikko will not solicit any separate form of proxy, consent or authorization from the mail-in voting cards distributed in accordance with the Company Law of Japan prior to its shareholders meeting.

Agenda

The following proposals are expected to be presented at the Nikko shareholders meeting:

•	special resolution approving the share exchange agreement pursuant to which shares of Citigroup common stock will be exchanged for shares of Nikko common stock;

•	certain other matters to be described in the notice of convocation of the shareholders meeting; and

•	other business that may properly come before the shareholders meeting.

THE SHARE EXCHANGE

This section of the prospectus describes material aspects of the proposed share exchange, including the share exchange agreement. The summary may not contain all of the information that is important to you. You should carefully read this entire prospectus for a more complete understanding of the share exchange. You may obtain additional information about Citigroup and Nikko included in the registration statement on Form S-4 filed with the SEC without charge by following the instructions in the section entitled “Where You Can Obtain More Information.”

General

Nikko shareholders must approve the share exchange agreement at an extraordinary general meeting of shareholders, currently scheduled to be held on December 19, 2007 at The Prince Park Tower Tokyo, 4-8-1 Shiba Koen, Minato-ku, in Tokyo, Japan. Nikko shareholders of record as of October 28, 2007 and holding at least a unit (i.e. 500 shares) will be entitled to vote at that shareholders meeting. To attend and vote at the shareholders meeting, Nikko shareholders must follow the procedures outlined in the convocation notice and the mail-in voting cards that Nikko will distribute to shareholders of record. Shareholders outside Japan who have a standing proxy or a custodian in Japan will typically receive the materials through their standing proxy or custodian in Japan. Any shareholder outside Japan who purchased Nikko shares through a broker located outside Japan is encouraged to ask its broker to obtain the notice of convocation from the broker’s standing proxy or custodian in Japan, or to otherwise make proper arrangements.

An English translation of the share exchange agreement, dated October •, 2007, is included in this prospectus as Annex A.

Background to the Share Exchange

On March 6, 2007, Citigroup and Nikko entered into a comprehensive strategic alliance. To implement the alliance, on March 15, 2007, Citigroup commenced a tender offer in accordance with the Securities Exchange Law of Japan for 100% of the shares of Nikko at a price of ¥1,700 per share. Through the tender offer and subsequent additional private and market purchases (at prices ranging from ¥1,665 to ¥1,700 per share), Citigroup increased its ownership stake in Nikko from approximately 4.85% to approximately 68% of the voting power attributable to shares of Nikko as at September 30, 2007.

Citigroup’s strategy in Japan is to create, together with Nikko, Japan’s leading comprehensive banking and securities group. This strategy has been developed against a backdrop of continuing deregulation of the financial markets, including in relation to historical restrictions on cross-selling of financial products by banks, securities companies and other financial institutions, and the expanding ability of financial institutions to offer a broader array of products and services.

After evaluating its options following the completion of the tender offer, Citigroup concluded that a transition to 100% ownership of Nikko would facilitate, from a capital, financial and organizational perspective, the strengthening of the business cooperation that exists in the Citigroup-Nikko alliance, as well as the adoption of a more unified governance and compliance structure to facilitate compliance with relevant laws and regulations and the monitoring of risk on a group-wide basis. Citigroup believes the 100% consolidation of Nikko within the Citigroup group of companies would maximize the potential value of the Nikko franchise over the long term, and also increase capital and funding efficiencies. Citigroup also believes that further enhancement of the level of business cooperation and the level of centralized governance, compliance and risk management will allow Nikko to compete more effectively in the evolving regulatory and economic environment, by offering a broader range of market-leading products and services to its group-wide clients, while maintaining rigorous compliance and risk management standards.

Citigroup then undertook a review of the alternative means that might exist, under Japanese corporate and tax laws, to acquire 100% of the shares of Nikko. Citigroup concluded that a share exchange between Citigroup Japan Holdings and Nikko using Citigroup’s own shares as the exchange consideration represented the only viable alternative for acquiring 100% ownership of Nikko’s shares in a manner that would avoid material adverse Japanese tax consequences for both Nikko and its shareholders.

On August 31, 2007, Citigroup submitted to Nikko’s board of directors a proposal to make Nikko a wholly owned subsidiary of Citigroup Japan Holdings through a share exchange. This proposal included the structure of the share exchange, including an exchange ratio based on an agreed value per Nikko share, but did not indicate a specific value.

Between August 31, 2007 and September 5, 2007, Nikko prepared to consider Citigroup’s proposal by collecting information and advice and by calling a special meeting of Nikko’s board of directors for September 5, 2007. Nikko appointed Mori Hamada & Matsumoto as its advisor as to Japanese law and Davis Polk & Wardwell as its advisor as to U.S. law and identified other potential advisors for Nikko.

Nikko was advised by Mori Hamada & Matsumoto that the “Guidelines on Increasing Corporate Value and Ensuring Regulatory Compliance in the Context of Management Buyouts” released by the Japanese Ministry of

Economy, Trade and Industry on September 4, 2007 would be relevant to Nikko’s consideration of Citigroup’s proposal. Those Guidelines include recommendations for actions that a target company should take in considering a proposed affiliate transaction, including robustly disclosing the process which led to a recommendation of the transaction, consulting with outside directors or an independent committee and respecting the recommendations received in those consultations to the fullest extent, obtaining independent legal and other advice and obtaining an independent third party opinion on the consideration.

On September 4, 2007, Shoji Kuwashima, Nikko’s president and chief executive officer, met informally with Douglas Peterson, chief executive officer of Citigroup Japan Holdings and a director of Nikko, to discuss Citigroup’s proposal.

On September 5, 2007, Nikko’s board of directors established a special committee comprised of its four outside directors who were determined by Nikko’s board to be independent, namely Toshio Watanabe (honorary professor of Aoyama University), Keiji Matsumoto (attorney, Matsumoto Law Office), Yukio Rimbara (President, Nittochi Sougou Sekkei Co. Ltd.) and Yuji Yamamoto (President and CEO, Huron Consulting Group, Ltd.). Nikko’s board of directors determined that it would respect the recommendation of the special committee in respect of the share exchange to the fullest extent. At the time of election to the board, each of these board members was determined to be independent based on the absence of any special interest in Nikko, and the fact that such board member was not an executive officer of Nikko or its subsidiaries and had not been an executive officer of Nikko or its affiliates for the past five years. The board of directors instructed the special committee to consider whether the value of Nikko would be enhanced through the share exchange, whether due consideration had been given to the protection of minority shareholder interests through fair procedures and whether the share exchange structure was appropriate.

At its first meeting on September 5, 2007, the special committee retained Nakamura, Tsunoda & Matsumoto Law Office as the special committee’s legal advisor on Japanese law and independently selected GCA as the Japanese financial advisor to Nikko. GCA was subsequently appointed by Nikko’s board of directors.

The special committee met a total of 13 times between September 5 and October 2, 2007 to consider the proposed share exchange and deliberate on the questions posed by Nikko’s board of directors. The special committee received advice from its legal counsel and from Nikko’s financial advisors on numerous occasions. In connection with those meetings, Mori Hamada & Matsumoto, Nikko’s legal advisor as to Japanese law, from time to time updated the special committee on the progress of negotiations with Citigroup regarding the proposed share exchange, as well as on other legal and practical issues surrounding the proposed share exchange. Davis Polk & Wardwell, Nikko’s legal advisor as to U.S. law, assisted Mori Hamada & Matsumoto in providing explanations to the special committee concerning various aspects of the proposed share exchange.

At a September 7, 2007 special meeting of Nikko’s board of directors, the board (including all members of the special committee) received an explanation of Citigroup’s proposed share exchange from Douglas Peterson.

At a September 10, 2007 meeting, the special committee discussed Citigroup’s proposed share exchange with Mori Hamada & Matsumoto, discussed the legal standards applicable to the performance of its duties with Nakamura, Tsunoda & Matsumoto and discussed Nikko’s options with respect to the proposed share exchange and other relevant considerations with GCA.

On September 10, 2007, Nikko received first drafts of the proposed transaction agreements from Citigroup. Between September 10, 2007 and October 2, 2007, representatives of Citigroup and Nikko met on a number of occasions to discuss the possible terms of a share exchange, the value of Nikko’s shares, the agreements that would be needed to consummate the share exchange, and related matters.

On September 11, 2007, representatives of Citigroup proposed an initial share value of ¥1,500 per share of Nikko common stock and explained the basis of the initial offer. Representatives of Nikko responded that the initial offer price was too low and explained the reasons for that response.

At a September 12, 2007 meeting, the special committee independently selected Greenhill as U.S. financial advisor to Nikko, discussed with Nikko’s strategic advisor Boston Consulting Group issues related to the delisting of Nikko’s share from the Tokyo Stock Exchange that would result from the proposed share exchange and held a teleconference with Shoji Kuwashima to discuss the potential enhancement of corporate value that could be achieved through the proposed share exchange. Greenhill was subsequently appointed by Nikko’s board of directors.

On September 12, 2007, Shoji Kuwashima met with senior executives of Citigroup in New York, including Charles Prince, Robert Druskin and Douglas Peterson, regarding the proposed share exchange. On the same day, Nikko delivered a brief letter to Citigroup to confirm that Nikko was evaluating the proposed share exchange. Nikko also submitted a list of questions to Citigroup concerning issues related to the proposed share exchange.

At a meeting held on September 13, 2007, the special committee discussed with Deloitte Touche Tohmatsu FAS, tax advisor to Nikko, the tax consequences for Nikko shareholders of the proposed share exchange. The special committee also discussed Citigroup’s proposal with Kazuyoshi Kimura, a director and representative executive officer of Nikko. At that same meeting, the special committee was advised by Nakamura, Tsunoda & Matsumoto concerning the role of the special committee and individual committee members with respect to the proposed share exchange, the format of the recommendation to be made by the special committee to Nikko’s board of directors, an additional list of questions to be submitted to Citigroup by the special committee and the terms of the share exchange and related agreements.

On September 14, 2007, the special committee delivered the additional list of questions to Citigroup related to Citigroup’s proposal.

At a regularly scheduled meeting held on September 17, 2007, the Citigroup board of directors approved the proposed share exchange transaction and also authorized the issuance of Citigroup shares as part of the share exchange. As part of Citigroup’s board approval of the share exchange transaction, certain executive officers of Citigroup were authorized to agree on the final terms of the proposed share exchange within specified parameters.

At a September 18, 2007 meeting, the special committee discussed with GCA the proposed share exchange, as well as Citigroup’s earlier initial tender offer for Nikko shares. The special committee also discussed with Nikko Business Systems, a Nikko subsidiary, issues related to the operational handling of shares in a share exchange.

At a September 18, 2007 special meeting of Nikko’s board of directors, Douglas Peterson discussed the proposed share exchange and notified Nikko’s board of directors that it had been approved at the September 17, 2007 meeting of the Citigroup board of directors.

At a meeting held on September 21, 2007, the special committee discussed with Mori Hamada & Matsumoto legal issues related to Citigroup’s proposed share exchange and received an update from Shoji Kuwashima concerning the September 12, 2007 New York meetings with Citigroup executives. The special committee also discussed with Greenhill considerations related to the proposed share exchange mechanism.

On September 21, 2007 and September 22, 2007, representatives of Citigroup and Nikko met to further discuss the share value to be used in the share exchange. Representatives of Citigroup requested that the Nikko representatives present a counter offer to the proposed share value at the next negotiation session.

At a meeting held on September 25, 2007, the special committee further discussed with Mori Hamada & Matsumoto legal issues related to the basic agreement and the share exchange agreement. The special committee also discussed with GCA the status of negotiations with Citigroup concerning the share exchange consideration and the schedule for the share exchange, reviewed with Deloitte Touche Tohmatsa FAS tax issues related to fractional shares and discussed with Nakamura, Tsunoda & Matsumoto issues related to its recommendations to the Nikko board of directors.

On September 25, 2007, representatives of Citigroup and Nikko arranged a conference call to further discuss the value to be agreed per share of Nikko common stock.

At a meeting held on September 27, 2007, the special committee discussed with Shoji Kuwashima its proposed recommendations to Nikko’s board of directors and other issues related to the proposed share exchange.

At a meeting on September 28, 2007, the special committee reviewed the draft basic agreement and draft share exchange agreement and discussed its proposed recommendations to Nikko’s board of directors.

At a meeting on October 1, 2007, the special committee further discussed its proposed recommendations to Nikko’s board of directors. The special committee discussed with GCA and Greenhill the progress of the negotiations with Citigroup, as well as GCA’s and Greenhill’s preliminary views on valuation. In addition, the special committee received from Mori Hamada & Matsumoto an update concerning the revised terms of the basic agreement and the share exchange agreement.

Following this meeting, advisors to Nikko and Citigroup discussed how to resolve the structure of the exchange ratio mechanism and proposed a collar mechanism to protect against unforeseen volatility in the trading price of Citigroup shares during the valuation period for determining the exchange ratio.

On October 2, 2007, representatives of Citigroup proposed a final value of ¥1,700 per share of Nikko common stock. Representatives of Nikko took this value proposal to the special committee for consideration.

At a meeting on October 2, 2007, the special committee finalized its proposed recommendations to the Nikko board of directors and reviewed the near-final drafts of the basic agreement and the form of the share exchange agreement, including the proposed methodology for determining the share exchange ratio, and also discussed with Mori Hamada & Matsumoto the progress of negotiations with Citigroup.

At a second meeting convened on October 2, 2007 to consider the proposed share exchange, the special committee discussed the U.S. and Japanese tax consequences of the share exchange for shareholders and the financial terms of the share exchange, based upon the information provided by, and discussions held with, Deloitte Touche Tohmatsu FAS, GCA and Greenhill, respectively. After further discussion and deliberation, the special committee unanimously resolved to recommend to Nikko’s board of directors that (1) it is reasonable to conclude that the value of Nikko would be enhanced through the share exchange; (2) as a whole, the terms of the share exchange, as set forth in the basic agreement, take into due consideration the interests of Nikko’s minority shareholders through fair procedures; and (3) it is appropriate to enter into the share exchange from a structural perspective, after confirming tax and share handling aspects.

At an October 2, 2007 special meeting, Nikko’s board of directors considered the proposed terms of a basic agreement with regard to the proposed share exchange that would result in Nikko becoming a wholly owned subsidiary of Citigroup Japan Holdings. At that meeting, which was also attended by other members of senior Nikko management and Nikko’s outside legal and financial advisors, Nikko management reviewed with the board of directors the strategic considerations relating to the transaction and the progress of the negotiations regarding the consideration to be paid in the share exchange. GCA explained to Nikko’s board of directors its financial analysis of the fairness of the consideration from a financial point of view, and gave its oral opinion to Nikko’s board of directors that, subject to certain stated assumptions and qualifications, as of that date, the consideration to be received in the proposed share exchange by Nikko shareholders, other than Citigroup and its affiliates and Nikko shareholders who validly exercise opposition rights, was fair, from a financial point of view, to those holders. Greenhill explained to Nikko’s board of directors its financial analysis of the fairness of the consideration from a financial point of view, and gave its oral opinion to Nikko’s board of directors that, subject to certain stated assumptions and qualifications, as of that date, the consideration to be received in the proposed share exchange by Nikko shareholders, other than Citigroup and its affiliates and Nikko shareholders who validly exercise opposition rights, was fair, from a financial point of view, to those holders. The special committee reported its recommendations and its analysis and considerations for its recommendations to Nikko’s board of directors. Douglas Peterson and Naoki Inoue left the board room at this point, and did not participate in the balance of the meeting. Mori Hamada & Matsumoto explained to Nikko’s board of directors the terms of the final version of the basic agreement and the form of the share exchange agreement. After further discussion and deliberation, taking into consideration the recommendations of the special committee to the fullest extent and taking into account the terms and conditions of the basic agreement, the members of Nikko’s board of directors not recusing themselves unanimously approved the execution of the basic agreement. Douglas Peterson, a director of Nikko and chief executive officer of Citigroup Japan Holdings and Naoki Inoue, a director of Nikko appointed by Citigroup, recused themselves from the deliberations (except when deemed necessary to provide an explanation with respect to the share exchange) and the vote on the share exchange at Nikko’s board of directors’ meetings due to the fact that they could be deemed to have conflicts of interest.

Later that day, Citigroup and Nikko announced that they had signed a basic agreement contemplating the execution of a proposed share exchange agreement in October 2007 to make Nikko a wholly-owned subsidiary of Citigroup Japan Holdings, the holding of an extraordinary general meeting of Nikko shareholders to consider the share exchange in December 2007, and completion of the share exchange in January 2008.

The purpose of entering into a basic agreement initially and the share exchange agreement after a period of time was to allow representatives of Nikko and Citigroup to consult with the National Tax Agency of Japan, other relevant regulatory authorities, the Tokyo Stock Exchange, and third parties such as the Japan Securities Depository Center, Inc., or JASDEC, the Japanese Association of Securities Dealers, Nikko’s transfer agent and Citigroup’s transfer agent in Japan, regarding the details of several aspects of the share exchange and the mechanics for consummating the transaction. The share exchange is expected to be the first so-called triangular share exchange involving a non-Japanese company’s shares, and as a result there was some uncertainty regarding a number of tax and operational matters associated with the exchange. Consultations with the National Tax Agency of Japan and JASDEC and other relevant third parties prior to the signing of the basic agreement and announcement of the proposed transaction were necessarily circumscribed by concerns regarding the maintenance of confidentiality prior to the parties agreement by Citigroup and Nikko on the terms of the deal.

Between the signing of the basic agreement and the signing of the share exchange agreement, representatives of Citigroup and Nikko consulted with the parties described above. Citigroup and Nikko then entered into the share exchange agreement after receiving appropriate clarifications and confirmations from the governmental authorities and other persons consulted.

Determination of Nikko’s Board of Directors

At a meeting held on October 2, 2007, the special committee of Nikko’s board of directors unanimously resolved to recommend to Nikko’s full board of directors that (1) it is reasonable to conclude that the value of Nikko will be enhanced through the share exchange, (2) as a whole, the terms of the share exchange, as set forth in the basic agreement, take into due consideration the interests of Nikko’s minority shareholders through fair procedures and (3) it is appropriate to enter into the share exchange from a structural perspective, after confirming tax and share handling aspects. At a separate meeting held on October 2, 2007, Nikko’s board of directors, taking into consideration the determinations and findings of the special committee, unanimously approved the basic agreement and the share exchange transaction contemplated by the basic agreement.

In the course of making its recommendations, the special committee of Nikko’s board of directors consulted with its legal advisor and Nikko’s legal and financial advisors selected by Nikko’s special committee and hired by Nikko’s board of directors, and engaged in discussions with the management of both Nikko and Citigroup. The factors that the special committee considered in reaching its recommendations included, but were not limited to, the following:

•

Since Citigroup owned approximately 68% of the voting power attributable to shares of Nikko and had no intention of selling its Nikko shares to a third party, Nikko could not pursue any other strategic transaction requiring shareholder approval without Citigroup’s consent;

•	Based on the closing price of Nikko shares on October 1, 2007, the offer price of ¥1,700 per Nikko share represented a premium to Nikko’s share price of approximately 18%;

•	There was no assurance that there would be another opportunity in the future for Nikko shareholders to receive a premium for their Nikko shares;

•

While the historical trading prices for Nikko shares exceeded the offer price of ¥1,700 per Nikko share during the period between December 2005 and May 2006, and again in April 2007 to May 2007 pending completion of Citigroup’s tender offer for Nikko shares, there had been a decline in trading prices for Nikko common shares in the period since May 2007;

•

Market indices and the historical and current market prices and recent trading activity for Nikko shares, Citigroup shares and the common stock of businesses comparable to those of Nikko and Citigroup, in each case as described to the special committee by GCA and Greenhill, respectively, and described under “—Advice of Nikko’s Financial Advisors;”

•

During negotiations regarding the proposed share exchange, Citigroup raised to ¥1,700 per Nikko share the value of Citigroup shares that it was prepared to offer in the share exchange, and indicated that this offer represented the highest price Citigroup would be willing to pay in acquiring Nikko’s publicly-owned shares;

•

The exchange ratio contemplated by the share exchange agreement was designed to provide Nikko shareholders with Citigroup shares having a value of ¥1,700 per Nikko share at the time the exchange ratio is determined;

•

The methodology for determining the exchange ratio was intended to limit the exposure of Nikko shareholders to Citigroup share price volatility and exchange rate risk during the period from the announcement of the basic agreement to the determination of the exchange ratio, while also protecting Citigroup against any unforeseen decline in the trading price of Citigroup shares during that period;

•	The manner in which the exchange ratio would be determined, as described under “The Share Exchange—Structure of the Share Exchange Ratio;”

•	Nikko’s business, financial condition, future prospects, current business strategy and competitive position in its industry, as well as general industry, economic and market conditions;

•	Citigroup’s business, financial condition, future prospects, current business strategy and competitive position in its industry, as well as general industry, economic and market conditions;

•	The premiums achieved in comparable minority public shareholder share exchange transactions;

•	The joint presentation of GCA and Greenhill that included various valuation analysis of Nikko and Nikko’s common stock;

•

The opinion of GCA to the Nikko board to the effect that, as of October 2, 2007 and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the reviews undertaken, as stated in the opinion, the consideration to be received in the proposed share exchange by Nikko shareholders (other than Citigroup and its affiliates and Nikko shareholders who validly exercise opposition rights) was fair, from a financial point of view, to those holders, as more fully described in “—Advice of Nikko’s Financial Advisors—Opinion of GCA Corporation;”

•

The opinion of Greenhill to the Nikko board to the effect that, as of October 2, 2007 and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the reviews undertaken, as stated in the opinion, the consideration to be received in the proposed share exchange by Nikko shareholders (other than Citigroup and its affiliates and Nikko shareholders who validly exercise opposition rights) was fair, from a financial point of view, to those holders, as more fully described in “—Advice of Nikko’s Financial Advisors—Opinion of Greenhill & Co., LLC;”

•

As long as the form of consideration received by Nikko shareholders in the share exchange was limited to Citigroup shares, for Japanese tax purposes the share exchange was expected to be a qualified reorganization (tekikaku-kabushiki-kokan) under the Japanese corporate tax code and, therefore, was a non-taxable transaction for Nikko, as well as generally for Japanese resident and non-resident shareholders of Nikko;

•	The share exchange is intended to be a taxable transaction to U.S. shareholders for U.S. federal income tax purposes;

•	The terms of the basic agreement and the form of share exchange agreement;

•

The lack of any required approval by Nikko’s minority shareholders to complete the share exchange given that Citigroup Japan Holdings had sufficient voting power to establish a quorum and approve the share exchange agreement without the affirmative vote of any other Nikko shareholder and that Citigroup Japan Holdings had agreed to vote its shares to approve the share exchange agreement;

•	The obligation of Citigroup to consummate the share exchange was subject to a limited number of conditions as described under “The Share Exchange—Conditions to the Share Exchange;”

•

If the average of the volume-weighted average prices per Citigroup share on the NYSE for the valuation period in which the exchange ratio is determined was below $26.00, then Nikko may terminate the share exchange agreement within two business days after the end of the valuation period;

•

The availability of opposition rights under Japanese law for Nikko shareholders who may not support the share exchange and properly take all necessary actions to preserve and exercise their opposition rights, which rights are described under “Share Exchange—Opposition Rights;”

•

The recognition that, following consummation of the share exchange, Nikko shareholders would no longer be able to participate directly in any increases or decreases in value of Nikko’s common shares; the opportunity of Nikko’s minority shareholders to have an equity participation in Citigroup following consummation of the share exchange, and the depth of trading liquidity of Citigroup’s common shares;

•	The trading prices of Citigroup shares relative to comparable businesses;

•	Citigroup management’s outlook for its future performance based on publicly available information; and

•	The proposed listing of Citigroup’s shares on the Tokyo Stock Exchange.

The special committee also identified and considered a variety of potential benefits of the proposed share exchange in making its recommendations, including but not limited to the following:

•	A wider range of choices allowing Nikko to implement strategies in banking and securities-related businesses;

•	Opportunity and ability for Nikko to strengthen its overseas operations, including throughout Asia, in collaboration with Citigroup;

•

The opportunity to provide Nikko’s employees with broadened training opportunities and exchanges with Citigroup, and to build a staff appropriate for global business while maintaining Japanese-style autonomy;

•	Citigroup’s understanding of the value of the Nikko brand and the complementary nature of Citigroup and Nikko in terms of geographical presence and business segments; and

•	A shared stance and policy with Citigroup on how to expand Citigroup’s and Nikko’s business in Japan.

In addition, the special committee identified and considered a variety of potential negative factors and risks in making its recommendations, including but not limited to the following possible risks:

•	Loss of the support from Nikko’s employees and clients;

•

Damage to the interests of Nikko’s minority shareholders, depending on the ultimate terms and conditions of the share exchange agreement and the procedures utilized to complete the share exchange as contemplated in that agreement;

•	Adverse impact on Nikko’s reputation due to public disapproval of the share exchange and to the delisting of Nikko’s shares from the Tokyo Stock Exchange and other exchanges; and

•	Changes in governance and disclosure standards that result from delisting Nikko’s shares from the Tokyo Stock Exchange and other exchanges.

The above discussion of the material factors considered by the special committee is not intended to be exhaustive, but does set forth the principal factors considered by the special committee in makings its recommendations. The special committee collectively and unanimously reached its recommendations based upon the totality of the information presented to it and the investigation it conducted. In view of the wide variety and complexity of the matters considered, the special committee did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to the factors considered, nor did it view any particular factor as essential in making its ultimate recommendations. Individual members of the special committee may have given different weight to different factors or reached different conclusions as to whether a specific factor weighed in favor of or against making those recommendations. The special committee also relied on the experience and expertise of GCA and Greenhill, financial advisors to Nikko, for quantitative analysis of the financial terms of the share exchange, as described under “—Advice of Nikko’s Financial Advisors—Opinion of GCA Corporation” and “—Opinion of Greenhill & Co., LLC.”

The recommendations of the special committee were based on the following assumptions relating to the tax treatment of and administrative procedures utilized in connection with the share exchange:

•

By the time of the execution of the share exchange agreement in October 2007, Nikko will have received confirmation that (1) that the share exchange transaction will be treated as a qualified reorganization (tekikaku-kabushiki-kokan) for Japanese tax law purposes and (2) that it is practically possible to exchange shares in a Japanese joint stock company for shares in an overseas corporation, in each case as contemplated by the basic agreement;

•

Appropriate measures will be undertaken to provide Nikko shareholders, clients, employees and other stakeholders with an explanation of the share exchange, including specifically the provision of information regarding the tax treatment of the consideration received in the share exchange under Japanese tax law to Nikko’s shareholders; and

•

Appropriate measures will be undertaken to conduct the procedural aspects of the share exchange efficiently and without material burden to Nikko’s minority shareholders or infringement of their rights.

The special committee concluded that sufficient procedural safeguards were and are present to ensure the fairness of the share exchange to Nikko’s minority shareholders and to permit the special committee to represent effectively the interests of Nikko’s minority shareholder, including:

•

The special committee consisted entirely of non-employee, non-affiliated directors who acted independently of the management of Nikko and Citigroup to protect the interests of Nikko’s minority shareholders;

•	The special committee retained and received advice from its independent legal advisors, Nakamura, Tsunoda & Matsumoto;

•

The special committee was advised by, and the board of directors received an opinion from, GCA, Japanese financial advisor to Nikko, with respect to the fairness from a financial point of view of the consideration to be received by Nikko shareholders (other than Citigroup and its affiliates and Nikko shareholders who validly exercise opposition rights) in the proposed share exchange; and

•

The special committee was advised by, and the board of directors received an opinion from, Greenhill, U.S. financial advisor to Nikko, with respect to the fairness from a financial point of view of the consideration to be received by Nikko shareholders (other than Citigroup and its affiliates and Nikko shareholders who validly exercise opposition rights) in the proposed share exchange.

Nikko’s board of directors consists of ten members, four of whom are outside directors determined by Nikko’s board to be independent of Nikko and Citigroup. These four independent directors served on the special committee. At a meeting held on October 2, 2007, the Nikko board of directors discussed whether to enter into the basic agreement. During this meeting, Nikko’s financial advisors, GCA and Greenhill, explained the results of their valuations and rendered their oral opinions regarding the fairness, from a financial point of view, of the consideration to be received by Nikko shareholders (other than Citigroup and its affiliates and Nikko shareholders who validly exercise opposition rights) in the proposed share exchange, after which time, GCA and Greenhill left the meeting. Subsequently, the special committee, with the participation of representatives of Mori Hamada & Matsumoto, Nikko’s legal advisor as to Japanese law, reported to the entire Nikko board of directors its findings and recommendations. In making its decision, the Nikko board of directors respected the recommendations of the special committee to the fullest extent and took into consideration the terms and conditions of the share exchange agreements and the opinions of GCA and Greenhill regarding the fairness, from a financial point of view, of the consideration to be received by Nikko shareholders (other than Citigroup and its affiliates and Nikko shareholders who validly exercise opposition rights) in the proposed share exchange, as of the date of their opinions. The Nikko board of directors expressed its belief that these factors supported its decision to approve the terms of the basic agreement and the share exchange contemplated by the basic agreement.

At all meetings of Nikko’s board of directors related to the share exchange, Douglas Peterson, a director of Nikko and the chief executive officer of Citigroup Japan Holdings, Steven Volk, a director of Nikko and vice chairman of Citigroup, and Naoki Inoue, a director of Nikko appointed by Citigroup, recused themselves from the deliberations (except when deemed necessary to provide an explanation with respect to the share exchange) and any votes to approve agreements, and other matters in connection with the share exchange due to the fact that they could be deemed to have a conflict of interest with Nikko.

Advice of Nikko’s Financial Advisors

Opinion of GCA Corporation

On September 5, 2007, GCA was engaged as a financial advisor to Nikko’s board of directors in connection with the share exchange. On October 2, 2007, GCA rendered in Japanese to Nikko’s board of directors its oral opinion, subsequently confirmed in writing as of the same date, to the effect that as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations set forth therein, the consideration to be received in the share exchange to the holders of each of the outstanding shares of Nikko common stock other than Citigroup and its affiliates or Nikko shareholders who validly exercise opposition rights, collectively referred to in this discussion as the minority shares, was fair, from a financial point of view, to those holders.

THE FULL TEXT OF AN ENGLISH TRANSLATION OF THE WRITTEN OPINION OF GCA, DATED OCTOBER 2, 2007, WHICH SETS FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS UPON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED TO THIS PROSPECTUS AS ANNEX C. GCA’S WRITTEN OPINION IS DIRECTED TO THE NIKKO BOARD OF DIRECTORS AND ADDRESSES ONLY THE CONSIDERATION TO BE PAID IN THE SHARE EXCHANGE TO THE HOLDERS OF THE MINORITY

SHARES. THE GCA OPINION DOES NOT CONSTITUTE A RECOMMENDATION AS TO HOW ANY NIKKO SHAREHOLDER OR ANY OTHER PERSON SHOULD VOTE OR ACT ON ANY MATTER RELATING TO THE SHARE EXCHANGE AND DOES NOT ADDRESS ANY OTHER ASPECTS OF THE SHARE EXCHANGE. THE SUMMARY OF GCA’S OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. NIKKO SHAREHOLDERS ARE URGED TO READ THE GCA OPINION CAREFULLY AND IN ITS ENTIRETY.

In connection with its opinion, GCA reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

•	A draft of the basic agreement, including the attached form of share exchange agreement, dated as of October 2, 2007, and other related documents;

•	Publicly available information regarding Nikko, including Nikko’s publicly filed securities reports for the fiscal years ending March 31, 2006 and 2007;

•

Research analysts’ estimates for Nikko’s fiscal years ending March 31, 2008 and 2009, on a consolidated basis published by Institutional Brokers Estimate System, also known as IBES, and Toyo Keizai, collectively referred to in this discussion as the Nikko Street Estimates;

•	Certain other financial and operating information with respect to the businesses, operations and prospects of Nikko, including information provided to GCA by Nikko’s management;

•	The historical prices and market trading patterns of the common stock of Nikko and its publicly traded consolidated subsidiary, Simplex Investment Advisors;

•	Publicly available information regarding Citigroup, including Citigroup’s publicly filed securities reports for the periods ending December 31, 2005 and 2006, and June 30, 2007;

•

Certain publicly available financial forecasts relating to the business and financial prospects of Citigroup prepared by certain research analysts, collectively referred to in this discussion as the Citigroup Street Estimates;

•	GCA’s discussions of the operations and financial condition and the prospects of Citigroup with senior executives of Citigroup, who responded based on publicly available information;

•	The historical prices and market trading patterns of Citigroup’s shares;

•	Publicly available information regarding the operating results of other publicly traded companies that GCA deemed relevant;

•	The financial terms of certain business combinations involving publicly traded companies that GCA deemed relevant; and

•	Such other information, financial studies, analyses and investigations and financial, economic and market criteria as GCA deemed relevant.

In addition, GCA posed questions to and held discussions with certain members of management and other representatives of Nikko and Citigroup with respect to certain aspects of the share exchange and past and current business operations of Nikko, the financial condition and future prospects and operations of Nikko and Citigroup, the effects of the share exchange on the financial condition and future prospects of Nikko and Citigroup and certain other matters GCA believed necessary or appropriate to its inquiry. Citigroup management responded to any questions about prospects based only on publicly available information.

In rendering its opinion, GCA, with Nikko’s consent, assumed and relied, without independent verification, upon the accuracy and completeness of all information and data furnished to or otherwise reviewed by or discussed with GCA, and GCA did not assume any responsibility or liability for that information or data. GCA further relied upon the assurances of the management of Nikko and of Citigroup (as to its publicly available information that was provided to GCA) that all such information and data was complete and accurate in all material respects and that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect. GCA did not receive from Nikko financial analyses and forecasts for Nikko on a consolidated basis, or otherwise, in connection with its opinion. Accordingly, with Nikko’s consent, GCA assumed that the Nikko Street Estimates were a reasonable basis on which to evaluate the business and financial prospects of Nikko and GCA used the Nikko Street Estimates for purposes of its analysis and this opinion. GCA did not receive internally prepared forecasts, analyses or estimates from Citigroup, and Citigroup has not endorsed the Citigroup Street Estimates or any other publicly available forecasts relating to the business and financial prospects of Citigroup. GCA did, however, participate in a discussion with Citigroup regarding its future business and financial prospects, and Citigroup’s management responded on the basis of publicly available information to questions posed by GCA based on the Citigroup Street Estimates. GCA expressed no view with respect to the Nikko Street Estimates, the Citigroup Street Estimates or the assumptions on which they were based, and have assumed, with Nikko’s consent, that the forecasted financial results will be realized in the amounts and at the times projected. Further, without limiting the foregoing, GCA assumed that there has been no material change in the assets, financial condition, business or prospects of each of Nikko and Citigroup since the respective dates of the most recent financial statements available to GCA.

GCA did not make and was not provided with, nor was it requested to make or obtain, any independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of Nikko or Citigroup, nor did GCA make any physical inspection of the properties or assets of Nikko or Citigroup. GCA also expressed no opinion as to the future prospects, plans or viability of Nikko and Citigroup, independently or combined.

GCA’s opinion was based upon information available to GCA and market, economic, financial and other circumstances and conditions existing and disclosed to GCA as of the date of the opinion, and any material change in such circumstances and conditions would require a reevaluation of its opinion, which GCA is under no obligation to undertake. GCA assumed no responsibility to update or revise its opinion based upon events or circumstances occurring after the date of the opinion. GCA expressed no opinion as to the prices at which shares of Nikko common stock or shares of Citigroup common stock will trade at any time. In addition, Nikko did not ask GCA to address, and its opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors, customers or other constituencies of Nikko, other than the holders of the minority shares. GCA relied on the assessments made by advisors to Nikko with respect to legal, tax, accounting and regulatory issues, and its opinion does not address any such matters.

GCA’s opinion did not take into account the tax consequences of the share exchange to the holders of the minority shares, including any variations in the tax treatment among individual holders of the minority shares. For purposes of rendering its opinion, GCA assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the basic agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the basic and share exchange agreements and that all conditions to the consummation of the share exchange will be satisfied without waiver thereof. GCA also assumed that all governmental, regulatory and other consents and approvals required for consummation of the share exchange would be obtained and that in the course of obtaining any of those consents, no restrictions would be imposed or waivers made that would have an adverse effect on the contemplated benefits of the share exchange. GCA also assumed that the final form of the basic and share exchange agreements and all related documents reviewed by GCA would not vary in any regard that is material to its analysis from the drafts most recently provided to GCA, and that the share exchange would be consummated in accordance therewith.

GCA was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of any shares of stock of, or all or any part of the business of, Nikko, or any other alternative transaction. Consequently, GCA assumed that the terms of the share exchange were the most beneficial terms from Nikko’s perspective that could under the circumstances be negotiated among the parties to such transactions, and GCA expressed no opinion as to whether any alternative transaction might produce consideration for Nikko’s shareholders in an amount in excess of the consideration to be paid to the holders of the minority shares.

GCA’s opinion does not constitute a recommendation to Nikko’s board of directors or any other person with respect to the share exchange or to any shareholder of Nikko as to how such shareholder should vote or otherwise act with respect to the share exchange or any other matter, and does not address the relative merits of the share exchange as compared to any alternative business strategies that might exist for Nikko or the effect of any other transaction in which Nikko might engage. GCA expressed no opinion as to the underlying business decision of Nikko to effect the share exchange, the structure of the share exchange or the availability or advisability of any alternatives to the share exchange. Further, GCA’s opinion did not address the non-financial terms of the basic and share exchange agreements, nor did it address the terms of any of the related agreements to be entered into by the parties. GCA’s opinion addressed only the fairness, as of the date thereof, from a financial point of view, of the consideration to the holders of the minority shares. GCA’s opinion does not address the fairness of the share exchange or of any specific portion of the share exchange, other than the consideration.

GCA’s opinion was intended for the benefit and use of Nikko’s board of directors in its consideration of the share exchange and may not be used for any other purpose. Furthermore, GCA’s opinion should not be construed as creating any fiduciary duty on the part of GCA to Nikko, Nikko’s board of directors, the special committee established by Nikko’s board of directors, or any other party.

GCA is a prominent financial advisor in Japan actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with business combinations and similar transactions. Nikko’s board of directors selected GCA to act as its financial advisor based on GCA’s qualifications, expertise and reputation and GCA’s knowledge of the business and affairs of Nikko.

GCA acted as financial advisor to Nikko’s board of directors in connection with the share exchange. Nikko has agreed to pay GCA a customary fee for providing its opinion and services, a substantial portion of which is contingent upon the execution of the share exchange agreement. In addition, Nikko has agreed to indemnify GCA against certain liabilities arising out of its engagement. In August, 2007, GCA performed a valuation of Seibu Railway Co., Ltd., for one of Nikko’s subsidiaries, and in March 2007, GCA acted as financial advisor to Nikko in connection with Citigroup’s tender offer for all of the then-outstanding shares of Nikko common stock. GCA was paid customary fees by Nikko and its subsidiaries in connection with these services. Over the past two years, affiliates of Nikko have provided GCA with investor relations consulting services and investment banking services in connection with GCA’s initial public offering, for which they have been paid customary fees and expenses by GCA. GCA may maintain and continue other relationships with, and provide advisory and other services to, Nikko and its affiliates, and may receive fees for the rendering of those services.

Opinion of Greenhill & Co., LLC

On September 14, 2007, Greenhill was retained as a financial advisor to Nikko’s board of directors in connection with the proposed share exchange. On October 2, 2007, Greenhill rendered to Nikko’s board of directors its oral opinion, subsequently confirmed in writing as of the same date, to the effect that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations described in such opinion, the consideration to be received in the share exchange by the holders of the minority shares was fair, from a financial point of view, to those holders.

The full text of Greenhill’s written opinion, dated October 2, 2007, describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Greenhill and is attached as Annex D. THE SUMMARY OF GREENHILL’S OPINION THAT FOLLOWS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION. HOLDERS OF NIKKO COMMON STOCK ARE URGED TO READ THE OPINION CAREFULLY IN ITS ENTIRETY.

GREENHILL PROVIDED ITS OPINION TO THE NIKKO BOARD OF DIRECTORS IN CONNECTION WITH THE NIKKO BOARD OF DIRECTORS’ CONSIDERATION OF THE SHARE EXCHANGE. GREENHILL’S OPINION WAS DIRECTED ONLY TO THE FAIRNESS OF THE CONSIDERATION FROM

A FINANCIAL POINT OF VIEW AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE SHARE EXCHANGE. THE OPINION DOES NOT ADDRESS THE RELATIVE MERITS OF THE SHARE EXCHANGE OR ANY RELATED TRANSACTION AS COMPARED TO OTHER BUSINESS STRATEGIES OR TRANSACTIONS THAT MIGHT BE AVAILABLE TO NIKKO, OR NIKKO’S UNDERLYING BUSINESS DECISION TO EFFECT THE SHARE EXCHANGE OR ANY MATTERS RELATING TO THE SHARE EXCHANGE. GREENHILL’S OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO THE NIKKO BOARD OF DIRECTORS AS TO WHETHER IT SHOULD APPROVE THE SHARE EXCHANGE OR THE SHARE EXCHANGE AGREEMENT, NOR DOES IT CONSTITUTE A RECOMMENDATION AS TO HOW ANY HOLDER OF SHARES OF NIKKO COMMON STOCK SHOULD VOTE OR ACT WITH RESPECT THE SHARE EXCHANGE, THE AGREEMENTS OR ANY OTHER MATTER RELATED THERETO.

In arriving at its opinion, Greenhill, among other things:

•	Reviewed the draft of the basic agreement dated as of October 2, 2007, including the share exchange agreement included as Exhibit A thereto, and certain related documents;

•	Reviewed certain publicly available financial statements of Nikko;

•	Reviewed certain other publicly available business and financial information relating to Nikko that Greenhill deemed relevant;

•

Reviewed certain publicly available financial forecasts relating to the business and financial prospects of Nikko prepared by certain research analysts, collectively referred to in this discussion as Company Street Forecasts;

•	Discussed the past and present operations and financial condition and the prospects of Nikko with senior executives of Nikko;

•

Reviewed certain publicly available financial forecasts relating to the business and financial prospects of Citigroup prepared by certain research analysts, collectively referred to in this discussion as the Citigroup Street Forecasts;

•	Discussed the operations and financial condition and the prospects of Citigroup with senior executives of Citigroup, who responded based on publicly available information;

•	Reviewed the historical market prices and trading activity for Nikko’s common stock and Citigroup’s common stock and analyzed certain implied valuation multiples;

•	Compared the value of the consideration with the trading valuations of certain publicly traded companies that Greenhill deemed relevant;

•	Compared the value of the consideration with that received in certain publicly available transactions that Greenhill deemed relevant;

•	Participated in discussions among representatives of Nikko and its legal and financial advisors and representatives of Citigroup and its advisors; and

•	Performed such other analyses and considered such other factors as Greenhill deemed appropriate.

Greenhill assumed and relied upon, without independent verification, the accuracy and completeness of the information publicly available, supplied or otherwise made available to Greenhill by representatives and management of Nikko and Citigroup for purposes of its opinion and further relied upon the assurances of the representatives and management of Nikko and Citigroup that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With the consent of Nikko’s board of directors, Greenhill assumed that the translations of those documents which Greenhill reviewed or which were made available to Greenhill and which were in Japanese and translations of their discussions with management and other representatives of Nikko from Japanese are accurate and complete. Greenhill did not receive any forecasts, analyses or estimates prepared by Nikko, and Nikko did not publicly endorse the Company Street Forecasts or any other publicly available forecasts relating to the business and financial prospects of Nikko. With Nikko’s consent, Greenhill assumed that the Company Street Forecasts were a reasonable basis on which to evaluate the business and financial prospects of Nikko, and Greenhill used the Company Street Forecasts for purposes of its analysis and opinion. Citigroup did not provide internally prepared forecasts, analyses or estimates and did not endorse the Citigroup Street Forecasts or any other publicly available forecasts relating to the business and financial prospects of Citigroup. Citigroup did, however, participate in a discussion with Greenhill regarding its future business and financial prospects, as part of which Citigroup’s management responded on the basis of publicly available information to questions that Greenhill posed based on the Citigroup Street Forecasts. On the basis of the foregoing and with the consent of Nikko, Greenhill assumed that the Citigroup Street Forecasts are a reasonable basis upon which to evaluate the business and financial prospects of Citigroup and used the Citigroup Street Forecasts for purposes of their analysis and opinion. Greenhill expresses no opinion with respect to such Company Street Forecasts, Citigroup Street Forecasts and data or the assumptions upon which they are based.

Greenhill did not make any independent valuation or appraisal of the assets or liabilities of Nikko, nor was Greenhill furnished with any such valuations or appraisals. Greenhill assumed that the share exchange would be consummated in accordance with the terms set forth in the final, executed basic share exchange agreements, which Greenhill further assumed would be identical in all material respects to the latest drafts thereof that Greenhill reviewed, and without waiver of any material terms or conditions set forth in the agreements. Greenhill further assumed that all material governmental, regulatory and other consents and approvals necessary for the consummation of the share exchange will be obtained without any effect on Nikko, Citigroup, the share exchange or the contemplated benefits of the share exchange meaningful to Greenhill’s analysis. Greenhill’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Greenhill as of, October 2, 2007. It should be understood that subsequent developments may affect Greenhill’s opinion, and Greenhill does not have any obligation to update, revise, or reaffirm its opinion.

Greenhill was not requested to and did not solicit any expressions of interest from any other parties with respect to the sale of Nikko’s common stock or any other alternative transaction. Greenhill did not participate in the negotiations with respect to the amount of the consideration. Greenhill expressed no opinion as to whether any alternative transaction might produce consideration in respect of the Nikko common stock in an amount in excess of that contemplated in the share exchange.

Greenhill acted as financial advisor to the Nikko board of directors in connection with the share exchange and will receive a fee for its services, a portion of which is contingent on the consummation of the share exchange. In addition, Nikko agreed to indemnify Greenhill for certain liabilities arising out of Greenhill’s engagement. The Nikko board of directors selected Greenhill as one of its financial advisors based on Greenhill’s qualifications, experience and reputation. Greenhill is an internationally recognized investment banking firm that is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, restructurings and similar corporate finance transactions. Greenhill has not had any relationship with Nikko or any of its affiliates in the past two years.

Greenhill did not express an opinion as to any aspect of the share exchange, other than the fairness, as of October 2, 2007, from a financial point of view to the holders of the minority shares of the consideration to be received by them. In particular, Greenhill expressed no opinion as to the prices at which Citigroup common stock will trade at any future time. In addition, Nikko did not ask Greenhill to address, and Greenhill’s opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Nikko, other than the holders of the minority shares. Greenhill’s opinion is not intended to be and does not constitute a recommendation to the members of the Nikko board of directors as to whether they should approve the share exchange or the basic agreement, and it is not intended to be and does not constitute a recommendation as to whether the Nikko shareholders should approve the share exchange agreement or take any other action in respect thereof at any meeting of the Nikko shareholders convened in connection with the share exchange.

Financial Analyses Used by GCA and Greenhill

The following is a summary of the material financial analyses utilized by GCA and Greenhill and reviewed with the Nikko board of directors in connection with delivering their respective opinions. The following summary does not purport to be a complete description of all analyses performed or factors considered by GCA and Greenhill in connection with their respective opinions, nor does the order in which the analyses are described represent relative importance or weight given to those analyses performed by GCA and Greenhill. In addition, Greenhill and GCA may have given some analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary below is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described below should not be taken to be the view of either GCA or Greenhill with respect to the actual value of the share exchange. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description.

With respect to the analyses below, no company, business division or transaction used as a comparison was either identical or directly comparable to Nikko, its divisions or the share exchange. GCA and Greenhill selected certain companies in their financial analyses, among other reasons, because the companies are publicly traded companies with operations or businesses that for purposes of analysis may be considered reasonably similar to those of Nikko or its business divisions, as applicable. None of the selected companies or transactions is directly comparable to Nikko, its business divisions or the share exchange. Accordingly, GCA’s and Greenhill’s respective analyses of these selected publicly traded companies necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the analysis of the operating statistics and trading multiples of the selected publicly traded companies. In evaluating these companies and transactions, GCA and Greenhill made judgments and assumptions concerning industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Nikko. GCA and Greenhill also made judgments as to the relative comparability of such companies to Nikko and its divisions, as applicable, and judgments as to the relative similarity of the various valuation parameters with respect to the companies. The numerical results may not in themselves be meaningful in analyzing the contemplated transaction as compared to the similar companies.

The analyst consensus estimates in or underlying GCA’s and Greenhill’s respective analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. GCA and Greenhill were informed by the management of Nikko that Japanese brokerage firms do not generally prepare or release management projections. Accordingly, Nikko did not provide GCA and Greenhill with financial projections, which would be a suitable basis for a discounted cash flow analysis. As a result, GCA and Greenhill did not perform any analysis based on discounted cash flow. In performing their respective analyses, GCA and Greenhill considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of Nikko. Estimates of the financial value of companies do not purport to be appraisals or reflect the prices at which companies actually may be sold.

The consideration to be paid pursuant to the share exchange agreement was determined through negotiation between Nikko and Citigroup, and the decision to enter into the share exchange was solely that of the Nikko board of directors. GCA’s and Greenhill’s respective opinions and financial analyses were only one of many factors considered by the Nikko board of directors in its evaluation of the share exchange and should not be viewed as determinative of the views of the Nikko board of directors or management with respect to the share exchange or the consideration.

The financial analyses summarized below include information presented in tabular format. In order to fully understand GCA’s and Greenhill’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The financial analyses and the summary below must be considered as a whole. Selecting portions of the analyses and factors, without considering all analyses and factors or the narrative description of the analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of GCA’s and Greenhill’s respective financial analyses and the processes underlying GCA’s and Greenhill’s respective analyses and opinions.

GCA and Greenhill did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of their respective opinions, but rather GCA and Greenhill arrived at their respective opinions based on the results of all analyses undertaken and assessed as a whole.

The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as they existed at or prior to October 1, 2007, and is not necessarily indicative of current or future market conditions. All estimates used in the analyses described below are compiled from IBES and Toyo Keizai.

Analyses Relating to Citigroup

In relation to Citigroup, GCA and Greenhill reviewed the historical market prices and trading activity for Citigroup’s common stock, reviewed research analyst forecasts of, and commentary on, Citigroup, and analyzed its trading valuations relative to industry peers.

GCA and Greenhill also evaluated the effect of the “collar” on the exchange ratio used to calculate the consideration to be paid in the share exchange using an option valuation methodology. GCA and Greenhill noted that, because the consideration is subject to the collar, pursuant to which the exchange ratio of Nikko shares to Citigroup shares becomes fixed in the event that the volume weighted average prices per share during the valuation period is less than $37.00 or exceeds $58.00, each share of Nikko is the economic equivalent of three separate securities: (1) a 3.5 month (the approximate length of time until the anticipated closing of the share exchange) zero-coupon bond with face amount equal to ¥1,700; (2) a number of put options with a strike price below Citigroup’s current market price per share (i.e., a “short” position); and (3) a number of call options with a strike price above Citigroup’s current market price per share (i.e., a “long” position).

GCA and Greenhill used the Black-Scholes option valuation model to value the call option and the put option with reference to: Citigroup’s market price per share, the “risk free rate” based on the three-month U.S. Treasury bill, the exchange rate between U.S. dollars and Japanese yen, and the approximate implied volatility of the market price of Citigroup’s shares based on “at-the-money” call and put options expiring in January 2008, each as of October 1, 2007, and Citigroup’s indicated dividend yield of 4.63% based on Bloomberg data. Using these parameters, and noting that the collar on the exchange ratio pursuant to the share exchange agreement is triggered if Citigroup’s average market price per share as calculated pursuant to the share exchange agreement during the valuation period is more than 21.5% above or 22.5% below Citigroup’s market price per share as of October 1, 2007, GCA and Greenhill calculated the aggregate value of these securities using hypothetical collars of 20% and 25%. Specifically, GCA and Greenhill added (1) the principal value of the bond, (2) the future values of put options with strike prices at a discount to Citigroup’s share price equal to 20% and 25%, and (3) the future values of call options with strike prices at a premium to Citigroup’s share price equal to 20% and 25% to arrive at an implied value for each share of Nikko common stock, as shown in the table below:

	Collar Range (Up & Down)
	20%		25%
“Bond” Principal Value	¥1,700		¥1,700
Future Value of “Put” Options		(¥5.5)		(¥1.7)
Future Value of “Call” Options	¥8.2		¥4.0
Value at Closing Per “Collared” Share	¥1,702.7		¥1,702.4

GCA and Greenhill noted that the implied value as of the anticipated time of the closing of these securities was ¥1,702.7 in the case of the 20% collar and ¥1,702.4 in the case of the 25% collar, and that each of these implied values exceeds the ¥1,700 consideration to be paid to holders of Nikko shares in the share exchange.

Historical Stock Performance

GCA and Greenhill reviewed historical trading prices of Nikko’s common stock since September 2001, and calculated the average trading prices for Nikko’s common stock over indicated periods from certain events to October 1, 2007, and the premiums represented by the consideration of ¥1,700 over such average prices. The results of this review are set forth in the following table:

Metric	Average Price over Indicated Period	Premium Represented by Consideration
Current Price as of October 1, 2007	¥1,445	17.6%
Since July 17, 2007 (beginning of US subprime credit events)	¥1,500	13.4%
Since March 6, 2007 (initial announcement of Citigroup’s initial tender offer)	¥1,600	6.2%
Since December 15, 2006 (reports of Nikko’s accounting misstatements disseminated)	¥1,513	12.4%
Since October 1, 2001 (announcement of holding company format adoption)	¥1,227	38.6%

Comparable Company Trading Analysis

GCA and Greenhill reviewed certain financial information for Nikko and compared such information to the corresponding financial information, ratios and public market multiples for the following publicly traded companies:

•	Nomura Holdings, Inc.;

•	Daiwa Securities Group, Inc.; and

•	Mitsubishi UFJ Securities Co., Ltd.

GCA and Greenhill selected the companies from Nikko’s industry peers based on their similarities in business and operations relative to Nikko. GCA and Greenhill calculated and compared various financial multiples and ratios for these selected companies based on publicly available data, including IBES and Toyo Keizai estimates, public filings and other publicly available information, based on closing prices as of October 1, 2007. GCA and Greenhill analyzed the following information for the selected companies, as well as for Nikko:

•	per share equity value of its common stock as a multiple of the earnings per share, or EPS, for the latest twelve months prior to its most recently completed fiscal quarter, or LTM;

•	per share equity value of its common stock as a multiple of estimated EPS for the fiscal year ended, or FYE, March 31, 2008;

•	per share equity value of its common stock as a multiple of estimated EPS for FYE March 31, 2009;

•	equity value as a multiple of LTM net operating revenue (i.e., operating revenue net of interest expense and cost of sales);

•	equity value as a multiple of LTM operating income (i.e., operating revenue net of interest expense, cost of sales and SG&A expenses);

•	equity value as a multiple of LTM ordinary income (i.e., operating income, plus equity income of affiliated companies and other income, net of non-operating expense); and

•	per share equity value of its common stock as a multiple of the per share book value of its common stock.

The results of this analysis, including the implied value per share of Nikko common stock, are depicted in the following table:

	Comparable Company Multiple Range				Implied Value per Nikko Share
Metric	Low		High		Low	High
Price / LTM EPS	13.5	x	15.8	x	¥1,049	¥1,228
Price / FYE 3/31/08E EPS	13.8	x	15.6	x	¥983	¥1,111
Price / FYE 3/31/09E EPS	13.5	x	14.3	x	¥1,136	¥1,204
Equity Value / LTM Net Operating Revenue	2.3	x	3.4	x	¥959	¥1,418
Equity Value / LTM Operating Income	8.5	x	9.6	x	¥955	¥1,078
Equity Value / LTM Ordinary Income	8.5	x	9.1	x	¥944	¥1,011
Price / Book Value Per Share	1.0	x	1.6	x	¥890	¥1,424
Mean					¥988	¥1,211
Median					¥959	¥1204

GCA and Greenhill noted to the Nikko board of directors that the range of values indicated by this analysis was less than the consideration of ¥1,700 per share.

Premiums Paid Analysis

Selected Japanese Transaction Premiums. Greenhill reviewed available data for Japanese transactions involving targets with market capitalizations over $500 million over the past three years. Specifically, Greenhill reviewed the premiums represented by acquisition price per share compared to the closing share price of the target company one day, one week and four weeks prior to the announcement of the transaction. The results of Greenhill’s review, along with the corresponding premiums represented by the consideration offered in the share exchange, are shown in the summary table below:

	Average Premium
	1 Day	1 Week	4 Week
Last 3 Years
All Cash	11.9%	10.5%	14.1%
Hybrid Stock / Cash	15.3%	5.8%	6.7%
All Stock	10.6%	10.0%	11.1%

All Consideration Types	11.7%	9.8%	12.1%

Last Year
All Cash	20.1%	17.9%	21.7%
Hybrid Stock / Cash	None	None	None
All Stock	6.9%	5.3%	1.5%

All Consideration Types	16.8%	14.7%	16.6%

Consideration in the share exchange	17.6%	18.4%	13.6%

Greenhill noted that the reasons for, and circumstances surrounding, each of the transactions included in the premiums analysis were diverse and that the premiums fluctuated based on perceived growth, synergies, strategic value and type of consideration utilized in the transaction. None of the targets in the reviewed transactions is identical to Nikko and, accordingly, Greenhill’s analysis of these transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the comparison of the percentage purchase price premium implied by the share exchange versus the percentage purchase price premiums of these transactions. GCA did not participate in this valuation methodology.

Based on this analysis, Greenhill derived a summary range of premiums of 10% to 17%, which Greenhill applied to Nikko’s share price as of October 1, 2007 to calculate a range of implied share prices of ¥1590 to ¥1691. Greenhill noted that the consideration of ¥1,700 exceeded this range of implied share prices.

Selected Parent / Subsidiary Privatization Transaction Premiums. GCA and Greenhill reviewed available data for the following Japanese parent / subsidiary privatization transactions and U.S. and cross-border parent / subsidiary privatization transactions involving targets with market capitalizations in excess of $500 million in which, prior to the transaction, the acquirer held a majority of the shares of the target (more specifically, the acquirer held in the case of Japanese transactions, at least 66.7% of the target’s shares, and in the U.S. and cross-border transactions, at least 50% of the target’s shares).

Specifically, GCA and Greenhill reviewed the premiums represented by the acquisition price per share compared to the closing share price of the target company one day, one week and four weeks prior to the announcement of the transaction. The results of this review are indicated in the following table:

	Average Premium
	1 Day	1 Week	4 Week
U.S. Transactions	14.0%	13.6%	12.7%
Cross-Border Transactions	11.6%	14.6%	16.1%
Japanese Transactions	15.6%	20.4%	9.6%

Consideration in the share exchange	17.6%	18.4%	13.6%

GCA and Greenhill noted that the reasons for, and circumstances surrounding, each of the transactions included in the premiums analysis were diverse and that the premiums fluctuated based on perceived growth, synergies, strategic value and type of consideration utilized in the transaction. None of the targets in the reviewed transactions is identical to Nikko and, accordingly, GCA’s and Greenhill’s analysis of these transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the comparison of the percentage purchase price premium implied by the share exchange versus the percentage purchase price premiums of these transactions.

Based on this analysis, GCA and Greenhill derived a summary range of premiums of 15% to 20%, which GCA and Greenhill applied to Nikko’s share price as of October 1, 2007 to calculate a range of implied share prices of ¥1,662 to ¥1,734. GCA and Greenhill noted that the consideration of ¥1,700 was within this range of implied share prices.

Selected Transactions Analysis

GCA and Greenhill performed an analysis of the following business combinations involving Japanese brokerage and securities firms where the target company had market capitalizations in excess of $500 million:

Date Announced	Target	Acquiror
03/06/2007	Nikko Cordial Corporation	Citigroup Japan Investments

08/29/2006	Mitsubishi UFJ Securities Co., Ltd.	Mitsubishi UFJ Financial Group

03/30/2006	SMBC Friend Securities Co., Ltd.	Sumitomo Mitsui Financial Group Inc.

02/18/2005	UFJ Tsubasa Securities Co., Ltd.	Mitsubishi Securities Co., Ltd.

02/17/2000	Tokai Maruman Securities Co.	Tokyo Securities Co., Ltd.

Using publicly available information at the time of the announcement of the relevant transaction, GCA and Greenhill reviewed the consideration paid in the transactions and analyzed the equity value implied by such consideration as a multiple of LTM EPS and as a multiple of book value per share at the time of the announcement of the applicable transaction.

The results of this analysis, including the implied price per share of Nikko common stock, are depicted in the following table:

	Selected Transaction Multiple Range				Implied Value Per Nikko Share
Metric	Low		High		Low	High
Price / LTM EPS	17.0	x	21.0	x	¥1,321	¥1,632
Price / Book Value Per Share	1.4	x	1.9	x	¥1,246	¥1,691
Mean					¥1,284	¥1,662
Median					¥1,284	¥1,662

Based on these analyses, GCA and Greenhill noted a range of implied equity values for Nikko of ¥1,205,213 million to ¥1,635,646 million and a range of implied value per share for Nikko common stock of ¥1,246 per share to ¥1,691 per share, based on complex considerations and judgments concerning the differences in financial and operating characteristics, the parties involved and terms of their transactions and other factors that would necessarily affect the implied value of Nikko versus the values of the companies in the selected transactions. In evaluating the precedent transactions, GCA and Greenhill made judgments and assumptions concerning industry performance, general business, economic, market and financial conditions and other matters. GCA and Greenhill also made judgments as to the relative comparability of those companies to Nikko and judgments as to the relative comparability of the various valuation parameters with respect to the companies. GCA and Greenhill noted to the Nikko board of directors that the implied equity value of the consideration to be paid in the share exchange, which is ¥1,644,175 million, exceeded the range implied by this analysis, while the per-share consideration of ¥1,700 also exceeded the implied range.

Sum-of-the-Parts Analysis

GCA performed a “sum of the parts” analysis of Nikko with respect to four business segments:

•	the brokerage business (Nikko Cordial Securities, or NCS, and Nikko Citigroup);

•	the asset management business (Nikko Asset Management, or NAM);

•	the principal investments business (Nikko Principal Investments Japan Ltd., or NPI, and Nikko Principal Investments Ltd., or NPIL); and

•	the real estate management business (Simplex Investment Advisors, or SIA).

GCA performed an analysis on each of these business segments separately to determine an implied valued of Nikko as a whole. Greenhill did not participate in this analysis.

For each of the four segments, GCA used a comparable company trading analysis. GCA reviewed certain financial information of the respective business segments and compared such information to the corresponding financial information, ratios and public market multiples for the selected companies. GCA selected these companies based on their similarities in business mix and operations to Nikko’s respective business segments. However, none of the comparable companies analyzed in GCA’s sum of the parts trading analyses are identical to Nikko’s business segments and, accordingly, GCA’s analysis of the business segments based on comparable companies trading analyses necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the comparison. In completing its comparable companies trading analysis, GCA made judgments and assumptions concerning industry performance, general business, economic, market and financial conditions and other matters. GCA also made judgments as to the relative comparability of those companies to Nikko’s business segments and judgments as to the relative comparability of the various valuation parameters with respect to the companies.

GCA calculated and compared various financial multiples and ratios for the selected companies based on publicly available data, including IBES estimates, public filings and other publicly available information. For the principal investment segment, in addition to the comparable company trading analysis, GCA examined the adjusted book value of NPI and NPIL by evaluating their portfolio companies based on available information. For the real estate management segment, in addition to the comparable company analysis, GCA examined the publicly available market price of SIA shares listed on the Mothers Section of the Tokyo Stock Exchange.

GCA’s analysis was as follows:

Brokerage. GCA analyzed the following historical financial information for the same companies used in the “Comparable Company Trading Analysis” described above (Nomura Holdings, Inc., Daiwa Securities Group, Inc. and Mitsubishi UFJ Securities Co., Ltd.), as well as for the brokerage segment of Nikko:

•	equity value as a multiple of LTM net operating revenue;

•	equity value as a multiple of LTM operating income;

•	equity value as a multiple of LTM ordinary income;

•	price-to-earnings ratio based on October 1, 2007 share prices and LTM EPS; and

•	price-to-book ratio based on October 1, 2007 share prices and book values as of June 30, 2007.

GCA applied the minimum and maximum multiples of selected companies to the relevant financial data of Nikko’s brokerage segment, which indicated a range of values for the brokerage business of ¥652,760 million to ¥1,168,102 million.

Asset Management. The table below identifies the companies selected by GCA as comparable to the asset management segment of Nikko conducted through NAM:

Sparx Group	Eaton Vance
Franklin Resources	Federated Investors
AllianceBernstein	MAN Group
Legg Mason	Schroders
T. Rowe Price	Aberdeen
Janus	New Star
Nuveen Investments	Henderson Group

GCA used the historical financial information as of and through March 31, 2007 for NAM, the most recent available historical information for the comparable companies, and the market prices for the comparable companies as of October 1, 2007 in analyzing the following information for the selected companies and NAM:

•	equity value as a multiple of operating income;

•	equity value as a multiple of ordinary income; and

•	equity value as a multiple of earnings.

GCA applied the minimum and maximum multiples of selected companies to the relevant financial data of Nikko’s asset management segment and considered in its analysis the 73.9% interest of Nikko in such segment, which indicated a range of values for the asset management segment of ¥83,812 million to ¥278,343 million.

Principal Investments. For Nikko’s principal investments business segment, GCA performed both a comparable company analysis and an analysis of the business’ book value as adjusted by GCA to reflect available information regarding the business’ portfolio companies.

The table below identifies the companies selected by GCA having businesses similar to those of NPI and NPIL:

NPI	NPIL
NIF SMBC Ventures Co., Ltd.	KKR Private Equity Investors
Japan Asia Investment Co., Ltd.	Invesco plc
Jafco Co., Ltd.	Schroders plc

GCA analyzed the following information for the selected companies, as well as for the principal investments segment of Nikko, each based on historical financial information for NPI or NPIL, respectively, and the comparable companies. The book values used for the price to book ratios of NPI and NPIL are as of June 30, 2007, the income multiples are based on the average of the companies’ last three fiscal years ending March 31, 2007. In each case, GCA applied the share price as of October 1, 2007 and the most recent available historical financial information:

NPI

•	equity value as a multiple of operating income;

•	equity value as a multiple of ordinary income;

•	equity value as a multiple of book value;

NPIL

•	equity value as a multiple of operating income;

•	equity value as a multiple of ordinary income;

•	equity value as a multiple of earnings; and

•	equity value as a multiple of book value.

Due to NPI’s recent accounting misstatements, GCA was not able to use certain historical financial data for NPI. More specifically, GCA did not use the price-to-earnings ratio for NPI in performing its analysis. GCA multiplied the relevant financial data of the principal investments segment by the minimum and maximum multiples of the selected companies, then adjusted the results based on the adjusted net asset value of the combined entities, which indicated a range of values from ¥52,382 million to ¥170,702 million yen.

Real Estate Management. The table below identifies the companies selected by GCA as comparable to the real estate management segment of Nikko conducted through SIA:

Asset Managers Co., Ltd.	FinTech Global Incorporated
Asset Investors Co., Ltd.	Pacific Management Corporation
Fund Creation Co., Ltd.	Risa Partners Inc.
K.K. daVinci Advisors	Reicof Co., Ltd.
Kenedix, Inc.

GCA analyzed the following information for the selected companies, as well as for SIA. In its income multiples analysis, GCA applied publicly announced estimates for the next FYE for SIA and each of the comparable companies. In each case, the price applied for the comparable companies is the price as of October 1, 2007:

•	equity value as a multiple of estimated FYE operating income, based on publicly announced estimates for SIA and the comparison companies;

•	equity value as a multiple of FYE ordinary income, based on publicly announced estimates for SIA and the comparison companies; and

•	equity value as a multiple of FYE earnings, based on publicly announced estimates for SIA and the comparison companies.

GCA multiplied the relevant financial data of the business segment by the minimum and maximum multiples of comparable companies and considered in its analysis the 42.5% interest of Nikko in such segment and also the market price of the publicly listed shares of SIA, which resulted in an implied range of values from ¥12,861 million to ¥46,147 million.

Combined Business. The table below summarizes the ranges of implied price per share and implied equity value ranges for Nikko common stock with respect to each of the four business segments and Nikko as a whole.

(¥ millions, except per share data)
	Implied Price Per Share			Implied Equity Value
	Low	-	High	Low	-	High
Brokerage	¥675	-	¥1,208	¥652,760	-	¥1,168,102
Asset Management	¥87	-	¥288	¥83,812	-	¥278,343
Principal Investment	¥54	-	¥176	¥52,382	-	¥170,702
Real Estate Investment	¥13	-	¥48	¥12,861	-	¥46,147

Total	¥829	-	¥1720	¥801,814	-	¥1,663,294

GCA compared the valuation ranges described above to the consideration of ¥1,700 per share to be received by the holders of the minority shares other than Citigroup and its affiliates, and noted that the consideration was within such valuation ranges.

Citigroup’s Determination of Value

In determining the intrinsic, stand-alone value of Nikko shares, Citigroup initially performed a comprehensive analysis of various valuation methodologies such as historical trading analysis, comparable companies analysis, precedent transaction analysis and discounted cash flow analysis. Citigroup subsequently engaged in intensive negotiations with the committee of independent directors of Nikko as well as Nikko’s advisors, encompassing many aspects of the deal, in addition to price, that were treated as a package. Citigroup arrived at the agreed basic value of ¥1,700 per Nikko share by giving consideration to the price Citigroup had offered in its tender offer for Nikko shares, and incorporating the fair allocation of the value of synergies and other anticipated benefits of the transaction.

Citigroup did not request or receive a fairness opinion in relation to the share exchange.

Structure of the Share Exchange Ratio

The exchange ratio contemplated by the share exchange agreement is designed to provide Nikko shareholders with Citigroup shares having a value of ¥1,700 per Nikko share at the time the exchange ratio is determined, except in the limited circumstances described below.

The number of Citigroup shares to be issued in exchange for each Nikko share will be determined by dividing ¥1,700 by the average price of Citigroup shares during a specified valuation period occurring prior to completion of the share exchange. For purposes of determining the exchange ratio:

•

The average price of Citigroup shares will be calculated using the volume-weighted average prices of Citigroup shares on the NYSE, subject to a minimum average of $37.00 and a maximum average of $58.00, on each trading day from December •, 2007/January •, 2008 through December •, 2007/January •, 2008.

•

The average Citigroup share price will then be converted from dollars into yen using the average of the mean of exchange rate quotations for buying and selling spot dollars in Tokyo by telegraphic transfer against yen, as quoted by The Bank of Tokyo-Mitsubishi UFJ, Ltd., expressed as a number of yen per one dollar, as of 11:00 a.m. (Tokyo time) on each of the business days in the same valuation period.

The exchange ratio so calculated will then be rounded (upward in the case of equidistant rounded numbers) to the nearest multiple of 0.002.

Under the exchange ratio methodology contemplated by the share exchange agreement, Nikko shareholders (other than Citigroup Japan Holdings and any Nikko shareholder who has elected in a timely manner to exercise its opposition rights) could receive Citigroup shares with a value of more or less than ¥1,700 per Nikko share in the following circumstances:

•

Valuation period volatility. The exchange ratio methodology is designed to protect Citigroup from unforeseen declines in the market price of Citigroup shares on the NYSE during the valuation period, and also to protect Nikko shareholders from unforeseen increases in the market price of Citigroup shares on the NYSE, during the valuation period. This protection is provided through a lower limit of $37.00 and an upper limit of $58.00 on the average Citigroup share price used for exchange ratio calculation purposes.

If Citigroup’s average share price calculated in accordance with the share exchange agreement is lower than $37.00, each Nikko shareholder could become entitled to receive Citigroup shares with a value of less than ¥1,700 per Nikko share at the time the exchange ratio is determined using the lower limit. Likewise, if Citigroup’s average share price calculated in accordance with the share exchange agreement is higher than $58.00, each Nikko shareholder could become entitled to receive Citigroup shares with a value of more than ¥1,700 per Nikko share at the time the exchange ratio is determined using the upper limit.

•

Fluctuations after determining the exchange ratio. Nikko shareholders will not receive their Citigroup shares until approximately • weeks after the exchange ratio has been determined. The exchange ratio will not be adjusted during this time period. The market value of Citigroup shares and/or the value of the dollar against the yen could decline after that calculation and before the effective date of the share exchange. As a consequence, each Nikko shareholder could receive Citigroup shares with a value of less than ¥1,700 per Nikko share exchanged, even if the volatility protections described above are not applied in the determination of the exchange ratio.

If Citigroup effects any capital transaction, including a stock dividend, stock split, reverse stock split or a similar transaction involving Citigroup shares, during the period from the start of the period in which the exchange ratio is determined to the day immediately prior to the effective date for the share exchange, the exchange ratio will be adjusted so as to put Nikko shareholders in the same position as if such material capital transaction had not taken place. If a cash dividend is declared as of a record date during January 2008 before the effective date, the exchange ratio will be adjusted to reflect any such diminution in value of the shares of Citigroup common stock as a result of such dividend declaration.

Conditions to the Share Exchange

The consummation of the share exchange is conditioned upon the approval of a special resolution by the Nikko shareholders meeting expected to be held on December 19, 2007. Citigroup is not required under the laws of the State of Delaware (its jurisdiction of incorporation), Citigroup’s by-laws or the rules of the NYSE to obtain approval of its shareholders in order to consummate the share exchange.

The special resolution regarding the share exchange is required to be approved at the Nikko shareholders meeting by an affirmative vote of at least two-thirds of the voting rights in attendance at the meeting. As of September 30, 2007, Citigroup Japan Holdings held 657,711,277 shares of Nikko common stock representing approximately 68% of the voting power attributable to shares of Nikko. Citigroup Japan Holdings is entitled to vote on and has unconditionally agreed with Nikko to vote in favor of the share exchange agreement at the Nikko shareholders meeting.

Termination of the Share Exchange Agreement

If a material event beyond the reasonable control of either Citigroup Japan Holdings or Nikko occurs that makes completion of the share exchange impossible or impracticable, Citigroup Japan Holdings and Nikko may agree to either modify or terminate the share exchange agreement.

If, after October 2, 2007, there has been a change or event that has or is reasonably likely to have a material adverse effect on the business, financial condition or results of operations of Nikko and its subsidiaries taken as a whole, excluding changes in economic conditions affecting market participants generally, then Citigroup Japan Holdings and Nikko may agree to modify the terms of the share exchange agreement or Citigroup Japan Holdings may terminate the share exchange agreement.

If the average of the volume-weighted average prices per Citigroup share on the NYSE for the valuation period in which the exchange ratio is determined is below $26.00, then Nikko may terminate the share exchange agreement within two business days after the end of the valuation period.

Description of Material Share Exchange Terms

Share Exchange Agreement

On October 2, 2007, Citigroup, Citigroup Japan Holdings and Nikko entered into a basic agreement setting forth the parties’ preliminary agreed basic terms regarding the proposed share exchange in which Citigroup Japan Holdings will acquire all of the issued and outstanding shares of Nikko not owned by Citigroup Japan Holdings under a share exchange agreement. On October •, 2007, Nikko and Citigroup Japan Holdings entered into the share exchange agreement. The following description is a summary of the share exchange agreement. The entire text of the share exchange agreement is included in this prospectus as Annex A.

The number of Citigroup shares to be issued in exchange for each Nikko share will be determined by dividing ¥1,700 by the average price of Citigroup shares during a specified valuation period occurring prior to completion of the share exchange. For purposes of determining the exchange ratio:

•

The average price of Citigroup shares will be calculated using the volume-weighted average prices of Citigroup shares on the NYSE, subject to a minimum average of $37.00 and a maximum average of $58.00, on each trading day from December •, 2007/January •, 2008 through December •, 2007/January •, 2008.

•

The average Citigroup share price will then be converted from dollars into yen using the average of the mean of exchange rate quotations for buying and selling spot dollars in Tokyo by telegraphic transfer against yen, as quoted by The Bank of Tokyo-Mitsubishi UFJ, Ltd., expressed as a number of yen per one dollar, as of 11:00 a.m. (Tokyo time) on each of the business days in the valuation period.

The exchange ratio so calculated will be rounded (upward in the case of equidistant rounded numbers) to the nearest multiple of 0.002.

Consequences of share exchange

As a result of the share exchange Citigroup Japan Holdings will acquire all issued shares of Nikko (excluding shares already owned by Citigroup Japan Holdings) and Nikko will become a wholly owned subsidiary of Citigroup Japan Holdings. All such Nikko shares will be exchanged for shares of Citigroup common stock, except for any shares held by any Nikko shareholder who timely exercises its opposition rights. See “—Opposition Rights” for details.

Schedule of share exchange

Citigroup expects that the share exchange will be approved and effected on the following schedule:

Event	Date(s)
Record date for Nikko shareholders meeting	October 28, 2007

Mailing of Nikko’s convocation notice	November •, 2007

Nikko’s shareholders meeting	December 19, 2007

Valuation period for determining exchange ratio	December •, 2007/January •, 2008 through December •, 2007/January •, 2008

Effective date of share exchange	January •, 2007

Amendment and termination of the share exchange agreement

If a material event beyond the reasonable control of either party occurs that makes completion of the share exchange impossible or impracticable, Citigroup Japan Holdings and Nikko may agree to either modify or terminate the share exchange agreement.

If, after October 2, 2007, there has been a change or event that has or is reasonably likely to have a material adverse effect on the business, financial condition or results of operations of Nikko and its subsidiaries taken as a whole, excluding changes in economic conditions affecting market participants generally, then Citigroup Japan Holdings and Nikko may agree to modify the terms of the share exchange agreement or Citigroup Japan Holdings may terminate the share exchange agreement.

If the average of the volume-weighted average prices per Citigroup share on the NYSE for the valuation period in which the exchange ratio is determined is below $26.00, then Nikko may terminate the share exchange agreement within two business days after the end of the valuation period.

Governing Law

The share exchange agreement is governed by the laws of Japan.

Delivery of Share Certificates of Nikko and Issuance of Shares of Citigroup

Nikko will both give public notice and send individual notices of the share exchange to each of its shareholders and pledgees of record in its register of shareholders. The notices will request that shareholders submit their share certificates representing Nikko’s common stock within a specified period, not less than one month in duration, and inform them that their share certificates will become void if not submitted during that period. Regardless of whether the share certificates are submitted or not, shareholders of Nikko as of the day immediately preceding the effective date of the share exchange, other than any Nikko shareholder that has elected in a timely manner to exercise its opposition rights and Citigroup Japan Holdings, will be entitled to receive the shares of Citigroup common stock that they are entitled to in the share exchange.

Upon submission of Nikko’s share certificates, shareholders of Nikko will receive receipts to show that they submitted share certificates. In the event that the share certificates of Nikko are deposited with the Japan Securities Depository Center, Inc., such share certificates need not be actually submitted by each of the beneficial shareholders to Nikko within the submission period. The shares of Nikko common stock are expected to be delisted from the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange in Japan and the Singapore Exchange in Singapore prior to the effective date of the share exchange, on or around January •, 2008.

Shares of Citigroup common stock to be issued in the share exchange will be delivered to Nikko’s shareholders (except Citigroup Japan Holdings and any Nikko shareholder who has elected in a timely manner to exercise its opposition rights) in the following ways, at the election of the shareholders:

•

Shareholders who hold their shares indirectly through JASDEC and who have established a foreign securities account with a Japanese securities company will have the Citigroup shares to which they are entitled in the share exchange credited directly to their foreign securities account, through JASDEC.

•

Shareholders who provide account details for a U.S. brokerage account and who wish the Citigroup shares to which they are entitled in the share exchange to be credited to such account through the broker’s account at The Depository Trust Company, or DTC, will have their Citigroup shares delivered in that manner.

•

Shareholders who desire to hold the Citigroup shares to which they will be entitled in the share exchange through DTC’s Direct Registration System and who provide the required information will have their Citigroup shares delivered through the Direct Registration System.

•

Shareholders who desire to receive a physical share certificate representing the Citigroup shares to which they are entitled in the share exchange must supply the requisite delivery instructions, and will receive a certificate following the share exchange. Processing and delivery of physical share certificates will take several weeks from the later of the effective date of the share exchange and the time a shareholder provides the required information, and transfer of such shares may be difficult or impossible during such period.

Voting Matters

As of June 30, 2007, there were approximately 965,317,000 shares of Nikko common stock issued having voting rights, subject to limitations imposed by the articles of incorporation and Japanese law. Pursuant to the Company Law of Japan and its articles of incorporation, Nikko will send a mail-in voting card to each of its shareholders of record as of October 28, 2007 who have voting rights (or, for shareholders not resident in Japan, to the registered addresses of their standing proxies or custodians or to the addresses in Japan designated by shareholders) with respect to the matters to be considered at the shareholders meeting, including the share exchange agreement. The cost of this distribution will be borne directly by Nikko. Please see “Meeting of Nikko Shareholders” for a more detailed description of the vote required and the use and revocation of voting cards at the shareholders meeting of Nikko.

Opposition Rights

Any Nikko shareholder (1) who is entitled to vote at the relevant shareholders meeting, notifies Nikko prior to the shareholders meeting of his or her intention to oppose the share exchange and votes against the approval of the share exchange agreement at the shareholders meeting, or (2) who is not entitled to vote at the shareholders meeting may demand, starting from 20 days before until one day before the effective date of the share exchange, that Nikko purchase his or her shares of Nikko common stock at fair value. Any Nikko shareholder seeking to exercise its opposition rights must also comply with the other relevant procedures set forth in the Company Law of Japan that are discussed below.

If a shareholder of Nikko falling under category (1) referred to in the preceding paragraph fails to provide such notice prior to the shareholders meeting or to vote against approval of the share exchange at the shareholders meeting, it will in effect constitute a waiver of the shareholder’s right to demand that Nikko purchase his or her shares of common stock at fair value. If a Nikko shareholder falls under category (2) referred to in the preceding paragraph, the shareholder is not required to vote against the share exchange in order to assert the right to demand that Nikko purchase the shares that he or she holds.

If the price of Nikko shares held by an opposing shareholder is agreed upon between the opposing share holder and Nikko, then Nikko is required to make payment to such shareholder of the agreed price within 60 days from the effective date of the share exchange. If the shareholder and Nikko do not agree on the price of such shares within 30 days from the effective date of the share exchange, the shareholder and Nikko may, within 30 days after the expiration of the 30-day period, file a petition with the Tokyo District Court for a determination of the price of his or her shares. Nikko is also required to make payment of statutory interest on such share value as determined by the court after the expiration of the 60-day period referred to in the first sentence of this paragraph. The time required by the Tokyo District Court to determine the fair value of shares may vary significantly based on the facts of the case. The payment of the price of shares is made in exchange for the share certificate. The purchase of shares will become effective as of the effective date of the share exchange.

Opposition rights of the shareholders whose shares are to be exchanged in the context of a share exchange between two Japanese companies are set forth in Articles 785 and 786 of the Company Law of Japan. An English translation of these articles is included in this prospectus as Annex B.

Status under the U.S. Federal Securities Laws of Shares Received in the Share Exchange

The exchange of shares of Citigroup common stock for shares of Nikko in connection with the share exchange has been registered under the U.S. Securities Act. Accordingly, there will be no restrictions under the U.S. Securities Act upon the resale or transfer of such shares except by those shareholders, if any, who are deemed to be “affiliates” of Nikko, as such term is used in Rule 144 and Rule 145 under the U.S. Securities Act. Persons who may be deemed to be affiliates of Nikko generally include individuals who, or entities that, directly or indirectly control, or are controlled by or are under common control with, Nikko. With respect to those shareholders who may be deemed to be affiliates of Nikko, Rule 144 and Rule 145 place certain restrictions on the offer and sale within the United States or to U.S. persons of shares of Citigroup common stock that may be received by them pursuant to the share exchange. This prospectus does not cover resales of shares of Citigroup common stock received by any person who may be deemed to be an affiliate of Nikko.

Regulatory Matters

Completion of the share exchange is subject to the prior receipt of all required consents and approvals from all federal, state and foreign regulatory authorities. Citigroup is not aware of any material regulatory or legal consents or approvals that are required to complete the share exchange, other than approval of the share exchange by Nikko shareholders as required by the Company Law of Japan. A variety of filings and notifications will be required under the laws of several jurisdictions.

Citigroup must apply to the NYSE to seek authorization of the listing of the additional shares of common stock to be issued as part of the share exchange, which will be effective upon notice of issuance. The listing of the additional Citigroup shares will be effective upon: (1) effectiveness of the registration statement of which this prospectus forms a part, (2) receipt of an official notice of listing from the NYSE and (3) receipt by the NYSE of notice from Citigroup’s transfer agent that the newly issued shares of common stock have been issued for the purpose specified in the application. Citigroup does not expect any delay in the listing of the additional shares.

Accounting Treatment

The share exchange will be accounted for by Citigroup under the purchase method of accounting in accordance with U.S. GAAP.

Description of the Citigroup Common Stock

General

As of the date of this prospectus, Citigroup’s authorized capital stock includes 15 billion shares of common stock. You should read the more detailed provisions of Citigroup’s certificate of incorporation for provisions that may be important to you.

Common Stock

As of June 30, 2007, Citigroup had approximately 4,974,552,734 shares of its common stock outstanding. Each holder of common stock is entitled to one vote per share for the election of directors and for all other matters to be voted on by Citigroup’s stockholders. Except as otherwise provided by law, the holders of shares of common stock vote as one class. Holders of common stock may not cumulate their votes in the election of directors, and are entitled to share equally in the dividends that may be declared by the board of directors, but only after payment of dividends required to be paid on outstanding shares of preferred stock.

Upon the voluntary or involuntary liquidation, dissolution or winding up of Citigroup, the holders of the common stock share ratably in the assets remaining after payments to creditors and provision for the preference of any preferred stock. There are no preemptive or other subscription rights, conversion rights or redemption or scheduled installment payment provisions relating to shares of common stock. All of the outstanding shares of common stock are fully paid and nonassessable. The transfer agent and registrar for the common stock is Citibank, N.A. The common stock is listed on the NYSE under the symbol “C.” Citigroup applied for its common stock to be listed on the Tokyo Stock Exchange.

Citigroup may, without notice to or consent of the holders or beneficial owners of shares of the common stock, issue additional shares of the common stock.

All dividends will be paid by Citigroup in dollars.

Important Provisions of Citigroup’s Certificate of Incorporation and By-Laws

Business Combinations. The certificate of incorporation generally requires the affirmative vote of at least a majority of the votes entitled to be cast by the holders of the then outstanding shares of voting stock, voting together as a single class, to approve any merger or other business combination between Citigroup and any interested stockholder, unless (1) the transaction has been approved by a majority of the continuing directors of Citigroup or (2) minimum price, form of consideration and procedural requirements are satisfied. An “interested stockholder” as defined in the certificate of incorporation generally means a person who owns at least 25% of the voting stock of Citigroup. A “continuing director,” as defined in the certificate of incorporation, generally means a director who is not an affiliate or associate or representative of the interested stockholder and who held that position before an interested stockholder became an interested stockholder.

See discussions of “Differences in Shareholder Rights” beginning on page 57 of this prospectus.

Material Contracts between Citigroup and Nikko

Basic Agreement

On October 2, 2007, Citigroup, Citigroup Japan Holdings and Nikko entered into a basic agreement setting forth the parties’ preliminary understanding regarding the proposed share exchange, including the form of the share exchange agreement, in which Citigroup Japan Holdings will acquire all of the issued and outstanding common shares of Nikko, except for the common shares already owned by Citigroup Japan Holdings. Under the basic agreement, the parties agreed:

•

To effectuate a share exchange under a share exchange agreement to be entered into in October 2007, after a number of matters had been determined by the parties and consultations with appropriate governmental authorities and other persons had been made;

•

To use a share exchange ratio based upon a value of ¥1,700 per Nikko share and the average of the volume-weighted average prices of Citigroup shares on the NYSE (with a maximum and minimum average) over a period of days in December 2007/January 2008;

•

To use their reasonable best efforts to cause all matters to be resolved in a timely manner such that the share exchange could be presented to an extraordinary general meeting of shareholders of Nikko in December 2007 and completed in January 2008;

•	That Nikko would use its reasonable best efforts to cause each holder of a Nikko stock purchase right to execute a waiver with respect to all Nikko stock purchase rights held by each such shareholder;

•

That Citigroup would use its reasonable best efforts to cause its shares to be listed on the Tokyo Stock Exchange by no later than the effective date of the share exchange (although that listing is not a condition to the share exchange).

•

That the exchange qualifies as a qualified reorganization (tekikaku kabushiki kokan) under paragraph 12 – 16 of Section 2 of the Japanese corporate tax code. Citigroup believes that the share exchange will so qualify.

Alliance Agreement

On March 6, 2007, Citigroup and Nikko announced that they had agreed to form a comprehensive strategic alliance, consisting of a broad-ranging business alliance and a capital alliance in which Citigroup would launch a tender offer for the purpose of becoming Nikko’s majority shareholder. Pursuant to the terms of the alliance agreement dated March 6, 2007, Citigroup and Nikko agreed to create a joint steering committee that would formulate proposals to implement the new business alliance in various sectors, including retail businesses, capital markets & banking businesses, asset management, principal investments and technology & administrative services. The alliance agreement also set forth guidelines for the size of Nikko’s board of directors and the election of three Citigroup-nominated candidates to serve as directors of Nikko.

Integration of Retail Securities Businesses

On October 9, 2007, Citigroup and Nikko announced a plan to consolidate Citigroup’s retail securities business in Japan into Nikko’s wholly owned subsidiary Nikko Cordial Securities Inc. The integration of the two retail securities businesses is part of the comprehensive strategic alliance between Citigroup and Nikko that was announced on March 6, 2007. Citigroup believes that this integration will enable Nikko to offer its wide range of products and services to customers of Citigroup’s retail securities business in Japan, as well as to introduce new products and services offered by Citigroup’s global network to Nikko’s existing customers. The planned consolidation is expected to be structured as a cash merger of Citigroup’s wholly owned securities subsidiary into Nikko Cordial Securities. Completion of the consolidation plan is not expected until May 2008 after the expected effective date of the share exchange.

Nikko Citigroup Joint Venture Arrangements

Citigroup and Nikko have, since 1998, been parties to several agreements pursuant to which they have, through companies jointly owned by them, engaged in a range of financial services businesses. At present, the most important of these joint ventures is Nikko Citigroup Limited, which is 51% owned by Nikko and 49% owned by a wholly owned subsidiary of Citigroup. Nikko Citigroup engages in a range of institutional securities activities in Japan, including corporate finance activities, capital markets activities, institutional trading activities (with some exceptions), activities relating to mergers and acquisitions and research activities (these activities are collectively referred to as the “exclusive activities”).

The business of Nikko Citigroup is governed by contracts that establish rules relating to the capitalization and governance of Nikko Citigroup (including solutions to deadlock), operational matters and the relationship of Nikko Citigroup to Nikko Cordial Securities and other related companies and include certain exclusive dealing and non-competition provisions. In general, Citigroup and Nikko have agreed that they and their respective affiliates (broadly defined) will conduct all of their exclusive activities in Japan through Nikko Citigroup and that, subject to certain limited exceptions, they and their affiliates will not compete with Nikko Citigroup.

NikkoCiti Trust Joint Venture Arrangements

Citigroup and Nikko have, directly or through affiliates, entered into various agreements relating to the joint venture NikkoCiti Trust and Banking Corporation, a trust bank that is owned 50% by Citigroup and 50% by Nikko. These agreements include a shareholders agreement between Citigroup and Nikko Cordial Corporation, which sets forth certain agreements among the parties to the capitalization, management, control, shareholding and certain other matters relating to NikkoCiti Trust and Banking Corporation.

Differences in Shareholder Rights

Nikko is a joint stock company organized under the laws of Japan and listed on the First Section of the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange in Japan as well as the Singapore Exchange in Singapore. Citigroup is incorporated under the laws of the state of Delaware and the common shares of Citigroup are listed on the NYSE and the Mexican Stock Exchange. In August 2007, Citigroup applied to have its common stock listed on the Tokyo Stock Exchange.

The following is only a summary of material differences between the rights of a Citigroup stockholder and the rights of a Nikko stockholder arising from differences between the corporate laws of Delaware and those of Japan and the governing instruments of the two companies. This summary is not a complete description of those laws or governing instruments.

Delaware Law and Current Governing Instruments of Citigroup	Japanese Law and Current Governing Instruments of Nikko
Authorized Capital Shares

As of the date of this prospectus, Citigroup’s authorized capital stock includes 15 billion shares of common stock. You should read the more detailed provisions of Citigroup’s certificate of incorporation for provisions that may be important to you.	As of the date of this prospectus, the total number of Nikko’s shares authorized to be issued is 3.8 billion shares. You should read the more detailed provisions of Nikko’s articles of incorporation for provisions that may be important to you.

Common Shares

As of June 30, 2007, Citigroup had outstanding approximately 4,974,552,734 shares of its common stock. Each holder of common stock is entitled to one vote per share for the election of directors and for all other matters to be voted on by Citigroup’s stockholders. Except as otherwise provided by law, the holders of shares of common stock vote as one class. Holders of common stock may not cumulate their votes in the election of directors, and are entitled to share equally in the dividends that may be declared by the board of directors, but only after payment of dividends required to be paid on outstanding shares of preferred stock.

As of June 30, 2007, Nikko had outstanding approximately 965,317,000 shares of its common stock with voting rights. Nikko currently uses the unit share (tan-gen kabushiki) system, where one unit share consists of 500 shares of Nikko common stock. If a shareholder has one or more unit shares of Nikko common stock, the shareholder will have voting rights with respect to each unit share of common stock. Holders of common stock may not cumulate their votes in the election of directors. The holders of common stock, including the holders of less than one unit of common stock, are entitled to share equally in the dividends that may be declared by the board of directors.

Nikko’s articles of incorporation provide that the holders of less-than-one-unit shares do not have shareholder rights except for those rights listed in the articles of incorporation, which include rights: (i) to receive dividends, and (ii) to receive cash or other assets as a result of specified corporate transactions.

Preferred Shares

Citigroup’s certificate of incorporation authorizes its board of directors to issue up to 30,000,000 shares of preferred stock and provide for the issuance of one or more series of preferred shares. As of June 30, 2007	Nikko’s articles of incorporation do not authorize its board of directors to issue any preferred stock.

Delaware Law and Current Governing Instruments of Citigroup	Japanese Law and Current Governing Instruments of Nikko

Citigroup had outstanding, (i) 2,262 shares of Adjustable Rate Series Y redeemable preferred stock; (ii) 987 shares of 5.321% Series YY Preferred Stock; (iii) 2,597 shares of 6.767% Series YYY Preferred Stock; (iv) 800,000 shares of 6.213% Series G Preferred Stock (redeemed July 11, 2007); (v) 800,000 shares of 6.231% Series H Preferred Stock (redeemed September 10, 2007); and (vi) 800,000 shares of 5.864% Series M Preferred Stock (redeemed October 9, 2007).

Citigroup’s certificate of incorporation authorizes its board of directors to fix the designations and number of shares constituting each series of preferred shares and fix the relative rights of each series upon the affirmative vote of at least 66 2/3% of the entire board of directors.

Special Meetings of Stockholders

Under the Delaware General Corporation Law, special stockholder meetings of a corporation may be called by the corporation’s board of directors, or by any person or persons authorized to do so by the corporation’s certificate of incorporation or bylaws.

Under Citigroup’s bylaws, Citigroup stockholders may not call a special meeting of Citigroup stockholders, except that, if the entire board of directors becomes vacant, any stockholder may call a special meeting in the same manner that the Chairman or the Chief Executive Officer may call such a meeting.

Under the Company Law of Japan, extraordinary meetings of shareholders may be called by a resolution of the board of directors.

Under the Company Law of Japan, shareholders holding 3% or more of the total number of the voting rights for six months or longer are entitled to request the company’s directors to call an extraordinary meeting of shareholders.

If, notwithstanding the request, the board of directors fail to call an extraordinary meeting of shareholders, the requesting shareholders may call an extraordinary meeting of shareholders upon authorization by the court.

Quorum

The presence in person or by proxy of the holders of at least a majority of the voting power of the outstanding Citigroup stock entitled to vote on the matters that are to be voted on at that meeting constitutes a quorum.	The required quorum for (i) a special resolution of shareholders meeting in Article 309, Paragraph 2 of the Company Law of Japan and (ii) a resolution of election and removal of directors for Nikko is one-third of the total number of voting rights entitled to vote at the shareholders meeting. Nikko’s articles of incorporation do not require a quorum for matters that are to be voted on as an ordinary resolution at a shareholders meeting. Not requiring a quorum for said matters is permitted under the Company Law of Japan.

Delaware Law and Current Governing Instruments of Citigroup	Japanese Law and Current Governing Instruments of Nikko
Voting Rights

Each Citigroup common share is entitled to one vote on all matters submitted to Citigroup stockholders. Holders of fractional shares are entitled to vote their fractions.	Nikko currently uses the unit share (tan-gen kabushiki) system, where one unit share consists of 500 shares of Nikko common stock. If a shareholder has one or more unit shares of Nikko common stock, the shareholder will have voting rights with respect to each unit share of common stock. The holders of less-than-one-unit of common stock have no voting rights.

Notice of Stockholder Meetings

Delaware law requires and Citigroup’s bylaws provide that notice of stockholder meetings be given to stockholders of record at least 10 days but not more than 60 days prior to an annual meeting or at least 10 days but not more than 60 days prior to a special meeting.	Under the Company Law of Japan, the notice of convocation of a shareholders meeting must be dispatched at least two weeks in advance to all shareholders of record having voting rights.

Stockholder Nominations and Proposals

The Delaware General Corporation Law does not contain any specific provisions regarding notice of stockholders’ proposals or nominations for directors. Citigroup’s bylaws specify that nominations of individuals for election as directors and stockholder proposals may be made pursuant to Citigroup’s notice of meeting, by or at the direction of the Citigroup board of directors or by any holder of Citigroup stock entitled to vote on the election of directors who complies with the requisite notice procedure. The notice procedure requires that a stockholder’s proposal or nomination of an individual for election as a director must be made in writing and received by the secretary of Citigroup not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the date Citigroup commenced mailing its proxy materials for the preceding year’s annual meeting (unless the annual meeting is called on a date not within 30 days before or after the anniversary date; if so, then the notice must be received no later than the 15th day following the day on which notice was mailed or public disclosure, whichever first occurs). In the event of a special meeting of Citigroup stockholders at which directors are to be elected, any Citigroup stockholder entitled to vote may nominate an individual for election as director if the stockholder’s notice is received by the secretary of Citigroup not later than the close of business on the 15th day following the day on which notice of the meeting is first mailed to Citigroup stockholders. The notice must include certain	Under the Company Law of Japan, shareholders holding 1% or more of the total number of the voting rights or 300 or more voting rights for six months or longer are entitled to propose a matter to be considered at a general meeting of shareholders by submitting a written request to one of Nikko’s directors at least eight weeks prior to the date of such meeting.

Delaware Law and Current Governing Instruments of Citigroup	Japanese Law and Current Governing Instruments of Nikko
information concerning the stockholder, the matter the stockholder proposes to bring before the meeting and, in the case of a nomination for director, the nominee.

Stockholder Rights of Inspection

Delaware law allows any stockholder to inspect the corporation’s stock ledger, a list of its stockholders and its other books and records so long as the inspection is for a purpose reasonably related to that person’s interest as a stockholder.	The Company Law of Japan allows any Nikko shareholder to inspect or copy Nikko’s shareholder ledger and stock acquisition rights ledger. The Company Law of Japan further allows shareholders holding 3% or more of the total number of the voting rights or 3% or more of Nikko’s issued and outstanding shares to inspect or copy Nikko’s accounting books, unless any of the statutory conditions are satisfied.

Stockholder Preemptive Rights

Delaware law provides that no stockholder shall have any preemptive rights to purchase additional securities of the corporation unless the certificate of incorporation expressly grants these rights. Citigroup’s certificate of incorporation does not provide for preemptive rights for Citigroup’s stockholders.	The Company Law of Japan provides that shareholders shall not have preemptive rights to purchase additional shares or other securities unless all classes of shares of the company are subject to transfer restrictions. Nikko shareholders have no preemptive rights.

Stockholder Rights Plan

Many Delaware companies have adopted a stockholder rights plan, sometimes called a “poison pill.” Citigroup currently does not have a stockholder rights plan in effect.	Nikko currently does not have a shareholder rights plan in effect.

Derivative Actions

Citigroup stockholders do not have a direct and individual right to enforce rights which could be asserted by Citigroup itself. Instead, under Delaware law, they may in certain circumstances enforce the rights derivatively on behalf of Citigroup through a judicial process.

Nikko shareholders do not have a direct or individual right to enforce rights that could be asserted by Nikko itself. Instead, under the Company Law of Japan, they may enforce the company’s rights against its directors, executive officers and accounting auditors derivatively on behalf of Nikko through a judicial

Under Delaware law, a complaint in a derivative suit must:

(1)    state that the plaintiff was a stockholder at the time of the transaction with respect to which the plaintiff complains or that the plaintiff’s shares thereafter became the plaintiff’s by operation of law; and

process if certain conditions are met. The court may order the plaintiff to provide certain security, upon request of the defendant, where the court considers that the derivative suit may have been brought without good reason.

(2)    either (a) allege with particularity the efforts plaintiff has made to obtain the action the plaintiff desires from the directors of the company or (b) state the reasons for the plaintiff’s failure to obtain the action or for not making the effort to obtain the action.

Delaware Law and Current Governing Instruments of Citigroup	Japanese Law and Current Governing Instruments of Nikko
The plaintiff must remain a stockholder throughout the duration of the derivative suit.	The plaintiff must remain a shareholder throughout the duration of the derivative suit; provided that the shareholder who has brought or participated in the suit on behalf of the company before an effective date of statutory merger, share exchange (kabushiki kokan) or share transfer (kabushiki iten) is entitled to continue the suit if the company so represented is a disappearing company or is to be a wholly owned company as a result of such merger, share exchange or share transfer.

An individual stockholder also may commence a class action suit on behalf of himself and other similarly situated shareholders where the requirements for maintaining a class action under Delaware law have been met.	There is no class action system under the Company Law of Japan.

Board of Directors
At each annual meeting, each member of the board of directors is elected for a one-year term. Currently, Citigroup has fourteen directors.	At each annual meeting of shareholders, each member of the board of directors is elected for a one-year term. Currently, Nikko has ten directors.

Citigroup’s certificate of incorporation and bylaws provide that the size of Citigroup’s board of directors is determined by a resolution approved by a majority of the board of directors.	Nikko’s articles of incorporation provide that the number of Nikko directors shall be no greater than 20.

The Delaware General Corporation Law permits classification of a Delaware corporation’s board of directors if the corporation’s certificate of incorporation, an initial bylaw or a bylaw approved by the stockholders so provides. The Citigroup certificate of incorporation and the Citigroup bylaws do not provide for classification of the Citigroup board of directors.	Under the Company Law of Japan, the term of office of any director of a company with committees (such as Nikko) ends at the next annual meeting of shareholders following from their election. Nikko cannot and does not classify its board of directors.

Fiduciary Duties of Directors

Under Delaware law, the standards of conduct for directors have developed through Delaware courts case law. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors to refrain from self-dealing and the duty of care requires directors, in managing the corporate affairs, to use that level of care which ordinarily careful and prudent persons would use in similar circumstances. When directors act consistently with their duties of loyalty and care, their decisions are generally presumed to be valid under what is commonly referred to as the business judgment rule.	Under Japanese law, directors of joint stock companies are required to perform their duties with the care and diligence of good managers (duty of care of good manager) and to perform their duties for the company in a loyal manner in compliance with laws and regulations, the articles of incorporation, and resolutions of the shareholders meeting (duty of loyalty). Directors’ satisfaction of their duties is usually evaluated under the business judgment rule, which is a court’s review standard that directors do not breach their duties if (i) they have made a business judgment with no material and careless mistakes in recognizing the facts underlying the decision and (ii) the court views the directors’ judgment, in both process and result, is not significantly unreasonable as a decision of ordinary corporate managers.

Delaware Law and Current Governing Instruments of Citigroup	Japanese Law and Current Governing Instruments of Nikko
Director Liability and Indemnification

The Delaware General Corporation Law provides that a corporation may indemnify a director or officer against expenses actually and reasonably incurred by him in association with any action, suit or proceeding in which he is involved by reason of his service to the corporation, if the director or officer acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to a criminal proceeding, the director or officer had no reason to believe that the act was unlawful.	The Company Law of Japan and Nikko’s articles of incorporation allow Nikko to eliminate the liability of directors, executive officers, or accounting auditors with consent from all the shareholders, or, when directors, executive officers or accounting auditors performed their duties in good faith and without gross negligence, by a resolution of the board of directors to the extent permitted by Article 425, Paragraph 1 of the Company Law of Japan.

The Delaware General Corporation Law requires a corporation to indemnify a director or officer who successfully defends himself in such a proceeding.

The Citigroup bylaws provide that directors and officers shall be indemnified to the fullest extent permitted by the Delaware General Corporation Law.

The Company Law of Japan allows a company to enter into indemnification agreements with outside directors. Nikko’s articles of incorporation provides that the upper limit of indemnification is the greater of ¥10,000,000 and the amount permissible under the law.

Citigroup’s certificate of incorporation limits the personal liability of each director of Citigroup to the fullest extent permitted by Delaware law. Delaware law provides that the certificate of incorporation of a corporation may include a provision which limits or eliminates the liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided the liability does not arise from certain prescribed conduct, including breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, the payment of unlawful dividends or expenditure of funds for unlawful stock repurchases or redemptions or transactions for which a director derived an improper personal benefit.

Removal of Directors; Vacancies

The Delaware General Corporation Law provides that, in the absence of cumulative voting or a classified board, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote in an election of directors. A majority of Citigroup’s stockholders entitled to vote in an election of directors may remove one or all of the Citigroup directors with or without cause.

Vacancies on the board of directors resulting from an increase in the number of directors may be filled by a majority of the board of directors then in office, so long as a quorum is present. Any other vacancies on the

The Company Law of Japan provides that, in the absence of cumulative voting, any director may be removed, with or without cause, by a majority of votes at a shareholders meeting where a quorum is satisfied, unless otherwise provided in the articles of incorporation.

If the removal of a director is voted down at a shareholders meeting in spite of the fact that the director engaged in misconduct in connection with the performance of his duties or materially breached laws, regulations or the articles of incorporation, then shareholders holding 3% or more of the total number

Delaware Law and Current Governing Instruments of Citigroup	Japanese Law and Current Governing Instruments of Nikko

board of directors may be filled by a majority of the directors then in office, even if less than a quorum is present. Any director elected to fill a vacancy that did not result from increasing the size of the board of directors shall hold office for a term coinciding with the predecessor director’s remaining term.

of the voting rights or 3% or more of the issued and outstanding shares for at least six months are entitled to seek the removal of the director through judicial process within 30 days from the date of that shareholders meeting.

Under the Company Law of Japan, all directors must be elected at a meeting of shareholders, whether or not such election is in need due to the emergence of vacancies. Instead, shareholders may elect substitute directors in advance to fill vacancies. The term of office of such substitute director is the predecessor director’s remaining term.

Amendments to Charter and Bylaws

Under the Delaware General Corporation Law, an amendment to the certificate of incorporation requires (1) the approval of the board of directors, (2) the approval of the holders of a majority of the outstanding stock entitled to vote upon the proposed amendment, and (3) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class.

The certificate of incorporation of Citigroup requires the affirmative vote of the holders of at least a majority of the voting power of the shares entitled to vote for the election of directors to amend the provisions of the certificate of incorporation.

Under the Delaware General Corporation Law, bylaws may be adopted, amended or repealed by the stockholders entitled to vote, and by the board of directors if the corporation’s certificate of incorporation confers the power to adopt, amend or repeal the corporation’s bylaws upon the directors. The Citigroup certificate of incorporation confers the power to adopt, amend or repeal the Citigroup bylaws upon the affirmative vote of at least 66 2/3% of the entire board of directors.

The articles of incorporation of Nikko may be amended, except certain types of amendments specified in the Company Law of Japan, by a special resolution of a shareholders meeting which, in the case of Nikko, means the affirmative vote of at least two-thirds of the holders of the total number of the voting rights at a meeting at which a quorum is present.

Under the Company Law of Japan, an amendment to the articles of incorporation may be proposed by either the board of directors or shareholders.

There is no provision under the Company Law of Japan that mentions bylaws. Pursuant to its articles of incorporation, Nikko has adopted internal rules regarding the handling of shares, its board of directors and its committees. Those rules may be adopted, amended or repealed either by the Nikko board of directors, committees of the board of directors or executive officers, each without involving shareholders.

Voting Rights in an Extraordinary Transaction

The Delaware General Corporation Law generally requires that any merger, consolidation or sale of substantially all the assets of a corporation be approved by a vote of a majority of all outstanding shares entitled to vote thereon. Although a Delaware corporation’s certificate of incorporation may provide for a greater percentage, the Citigroup certificate of incorporation does not require a greater percentage.	The Company Law of Japan requires that extraordinary transactions, such as mergers, consolidations, corporate demergers, share-for-share exchanges, share transfers, sales of all or the essential part of the business and purchases of all of the business of other companies must be approved, unless certain financial standards are satisfied, by a special resolution of a shareholders meeting which, in the

Delaware Law and Current Governing Instruments of Citigroup	Japanese Law and Current Governing Instruments of Nikko

Citigroup’s certificate of incorporation generally requires the affirmative vote of at least a majority of the votes entitled to be cast by the holders of the then outstanding shares of voting stock, voting together as a single class, to approve any merger or other business combination between Citigroup and any interested stockholder, unless (1) the transaction has been approved by a majority of the continuing directors of Citigroup or (2) minimum price, form of consideration and procedural requirements are satisfied. An “interested stockholder” as defined in the certificate of incorporation generally means a person who owns at least 25% of the voting stock of Citigroup. A “continuing director,” as defined in the certificate of incorporation, generally means a director who is not an affiliate or associate or representative of the interested stockholder and who held that position before an interested stockholder became an interested stockholder.	case of Nikko, means the affirmative vote of at least two-thirds of the holders of the total number of the voting rights at a meeting at which a quorum is present. In addition, the issuance of shares to a third party pursuant to significantly preferable terms is subject to approval by a special resolution of a shareholders meeting.

Dissenter’s Rights

Under Delaware law, in certain situations, appraisal rights may be available in connection with a merger or consolidation. Appraisal rights are not available under Delaware law to stockholders of the surviving corporation when a corporation is to be the surviving corporation and no vote of its stockholders is required to approve the merger. In addition, no appraisal rights are available under Delaware law to holders of shares of any class of or series of stock which is either:

(1)    listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc.; or

Under the Company Law of Japan, shareholders have the right to be paid the appraisal value of their shares in connection with certain types of amendments to a company’s articles of incorporation that would materially affects shareholder’s rights, and extraordinary transactions including mergers, consolidations, corporate demergers, share-for-share exchanges, share transfers, the sales of all or the essential part of the business and the purchases of all of the business of other companies.

See “The Share Exchange—Opposition Rights” for an explanation of these rights in the context of the share exchange.

(2) held of record by more than 2,000 stockholders.

Notwithstanding paragraphs (1) and (2) above, appraisal rights are available to those stockholders who are required by the terms of the merger or consolidation to accept for their shares anything other than:

(1)    shares of stock of the corporation surviving or resulting from the merger or consolidation or of another corporation, or depositary receipts in respect thereof, which shares or depositary receipts, as of the effective date of the merger or consolidation, are listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders;

Delaware Law and Current Governing Instruments of Citigroup	Japanese Law and Current Governing Instruments of Nikko

(2) cash in lieu of fractional shares or fractional depositary receipts in the foregoing paragraphs; or

(3) any combination of the items listed above.

If all the stock of a subsidiary party to a short form merger is not owned by the parent corporation, appraisal rights are available for shares of the subsidiary.

Dividends

Citigroup’s bylaws provide that the directors have the right to declare dividends at any regular or special meeting to the full extent permitted by law.	Nikko’s articles of incorporation provide that the board of directors may declare dividends to the full extent permitted by law.

Anti-Takeover Statutes

The Delaware General Corporation Law generally prohibits a corporation from engaging in a “business combination” with an “interested stockholder” (generally, one who beneficially owns 15% or more of the voting power) for a period of three years following the date that the stockholder became an “interested stockholder” unless:

(1)    prior to that time the corporation’s board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an “interested stockholder;”

(2)    upon completion of the transaction that resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, subject to specified adjustments; or

(3)    at or subsequent to that time, the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the “interested stockholder.”

The three-year prohibition on business combinations with an “interested stockholder” does not apply under certain circumstances, including business combinations with a corporation that does not have a class of voting stock that is:

(1)    listed on a national securities exchange;

(2)    authorized for quotation on the NASDAQ Stock Market; or

The Company Law of Japan does not contain any anti-takeover provisions.

Delaware Law and Current Governing Instruments of Citigroup	Japanese Law and Current Governing Instruments of Nikko

(3)    held of record by more than 2,000 stockholders;

unless, in each case, this result was directly or indirectly caused by the “interested stockholder” or from a transaction in which a person became an “interested stockholder.”

The term “business combination” is defined to include a wide variety of transactions, including mergers, consolidations, sales or other dispositions of 10% or more of a corporation’s assets and various other transactions that may benefit an “interested stockholder.”

The Citigroup certificate of incorporation and the Citigroup bylaws do not contain any provisions opting out of the restrictions prescribed by this section of the Delaware General Corporation Law. The share exchange does not constitute a prohibited business combination under this statute.

DIRECTORS AND EXECUTIVE OFFICERS FOLLOWING THE SHARE EXCHANGE

Except as disclosed below, the information required to be disclosed with respect to each director and executive officer of Citigroup at the time of the filing of Citigroup’s Annual Report on Form 10-K for the year ended December 31, 2006 is incorporated by reference from such Annual Report on Form 10-K and Citigroup’s definitive Proxy Statement on Schedule 14A filed on March 13, 2007.

Directors

Since the filing of Citigroup’s Annual Report on Form 10-K for the year ended December 31, 2006, there have been four changes to the composition of Citigroup’s board of directors.

•

On and effective as of August 15, 2007, Klaus Kleinfeld resigned from his position on the board of directors, as reported on a Current Report on Form 8-K filed on August 16, 2007, and incorporated by reference into this prospectus.

•

On and effective as of April 17, 2007, Ann D. Jordon and Dudley C. Mecum retired from their positions on the board of directors, as reported in the definitive Proxy Statement on Schedule 14A filed on March 13, 2007.

•

On July 18, 2007, Robert L. Ryan, the retired Chief Financial Officer of Medtronic Inc., was elected to the board of directors, as reported on a Current Report on Form 8-K filed on July 24, 2007, and incorporated by reference into this prospectus.

Prior to joining Citigroup, Mr. Ryan served as Senior Vice President and CFO of Medtronic, leading Medtronic’s finance function for more than 12 years. He retired from Medtronic in 2005. Mr. Ryan is a member of the board of directors at the following companies: The Black and Decker Company, General Mills, Inc., Hewlett-Packard Company, and UnitedHealth Group Incorporated. Mr. Ryan is a Trustee of Cornell University and also serves on the Visiting Committee of the Harvard Business School.

Mr. Ryan will be paid in accordance with the terms described in the section titled “Directors’ Compensation” that begins on page 29 of the definitive Proxy Statement on Schedule 14A filed on March 13, 2007 incorporated by reference in this prospectus. Mr. Ryan held 1,005 shares of Citigroup’s common stock as of September 30, 2007.

Executive Officers

On February 25, 2007, Citigroup issued a press release announcing that Gary Crittenden, formerly Executive Vice President, Chief Financial Officer and head of Global Network Services at American Express Company, would become its Chief Financial Officer. He reports directly to Charles Prince, Chairman and Chief Executive Officer, effective March 12, 2007.

Mr. Crittenden, 53, joined American Express in June 2000 as Executive Vice President and Chief Financial Officer. In this role, he served as a key advisor on strategic and financial matters worldwide and represented American Express to investors, lenders, and rating agencies. In June 2005, Mr. Crittenden gained responsibility for Global Network Services, the business unit that builds and maintains partnerships with banks and other financial institutions that issue American Express-branded cards on its global network.

For information relating to Mr. Crittenden’s compensation, see the Current Report on Form 8-K filed on March 1, 2007 and incorporated by reference in this prospectus. Mr. Crittenden held 277,574 shares of Citigroup’s common stock as of September 30, 2007.

In connection with Citigroup’s acquisition of Old Lane Partners L.P., which operates as part of Citi Alternative Investments, or CAI, Mr. Vikram Pandit became Chief Executive Officer of CAI and a Business Head.

Prior to joining Citigroup, Mr. Pandit was a founding member and chairman of the members committee of Old Lane, LP, a multi-strategy hedge fund and private equity fund manager that was acquired by CAI in 2007. Upon acquisition, Old Lane’s total assets under management and private equity commitments amounted to approximately $4.5 billion. Prior to forming Old Lane, Mr. Pandit was President and Chief Operating Officer of Morgan Stanley’s institutional securities and investment banking business and was a member of the firm’s Management Committee. Mr. Pandit serves on the boards of Columbia University, Columbia Business School, the Indian School of Business and The Trinity School.

Mr. Pandit owned no shares of Citigroup’s common stock as of September 30, 2007.

Effective March 12, 2007, Sallie Krawcheck formally transitioned to her new position as Chairman and Chief Executive Officer of Citigroup’s Global Wealth Management business segment. For information relating to Ms. Krawcheck’s 2006 compensation and share ownership see pages 44 to 62 of the definitive Proxy Statement on Schedule 14A filed on March 13, 2007 and incorporated by reference in this prospectus.

There were no other changes to the executive officers since the filing of the Annual Report on Form 10-K for the year ended December 31, 2006.

TAXATION

Japanese Tax Consequences

The following is a summary of the principal Japanese income tax consequences to Japanese resident and Japanese non-resident investors of a triangular share exchange where stock of a foreign corporation is used as consideration for the acquisition of a Japanese target corporation. This summary focuses on the resident/non-resident shareholders of Nikko common stock and, ultimately, of Citigroup common stock. The statements regarding Japanese tax laws set forth in this summary are based on current domestic income tax law and double taxation conventions applicable as of the date of this prospectus, both of which are subject to change, possibly on a retroactive basis. This summary is not exhaustive of all possible tax considerations, and actual tax consequences will vary depending upon the resident/non-resident shareholders’ circumstances. Prospective resident/non-resident shareholders are therefore advised to consult their own tax advisors as to the overall tax consequences of the share exchange, as well as the acquisition, ownership and disposition of Citigroup shares. Shareholders should seek the aforementioned advice for Japanese tax purposes, as well as for the jurisdiction in which the shareholder resides.

For the purpose of the description set forth below, a “non-resident shareholder of Nikko” means a holder of shares of Nikko common stock, who holds such stock as a portfolio investment, and is either an individual who is not a resident of Japan and without a permanent establishment in Japan, or a non-Japanese corporation without a permanent establishment in Japan.

As long as a non-resident shareholder of Nikko receives only Citigroup common stock in exchange for his or her shares of Nikko common stock in the share exchange, the non-resident shareholder of Nikko should generally not recognize any gain for Japanese income tax purposes, unless the non-resident shareholder or affiliated parties (e.g., other limited partners in the case of an investment through a limited partnership-type entity) owns, or has owned, 25% or more of Nikko common stock at any time during the fiscal year of the share exchange, or during the two prior fiscal years. In the event that the share exchange is a taxable transaction to a non-resident shareholder of Nikko based on the Japanese tax rule described above, an applicable income tax treaty with Japan could offer exempt treatment for such capital gains if the non-resident shareholder of Nikko is eligible for treaty benefits.

With respect to the resident shareholders of Nikko, any gain realized in the share exchange should not be recognized and should be deferred, as long as such resident shareholder receives only Citigroup common stock as a result of the share exchange. In the case of the payment of cash in lieu of fractional Citigroup shares, as discussed in this summary, capital gain (if any) will be subject to tax in Japan only with regard to such fractional portion.

It should be further noted that if the Japanese corporate anti-inversion rules apply to the share exchange, then resident shareholders of Nikko will be subject to full Japanese taxation, without the possibility of deferral, upon completion of the share exchange transaction. Under Japanese tax law, in principle, the concept of a corporate inversion refers to a intra-group reorganization where a parent company’s main business is not active (e.g., holding of stock) and the “effective tax rate” of the parent company is 25% or less in either of the last two years.

Citigroup cannot, as of the date of this prospectus, determine whether the Japanese anti-inversion rules apply to the share exchange. Although analyses of the current data suggest that the Japanese anti-inversion rules should not apply to the share exchange, a final determination of the application of the rules to the share exchange (specifically whether or not the effective tax rate of fiscal year ending 2007 is more than 25%) cannot be made until the end of 2007.

Citigroup and Nikko have also approached the National Tax Agency of Japan for guidance and confirmation that the payment of cash in lieu of fractional Citigroup shares that would otherwise be delivered to Nikko shareholders in the share exchange will not adversely affect the Japanese tax treatment of the share exchange. If such confirmation is not timely received, Citigroup Japan Holdings will deliver fractional Citigroup shares in the share exchange in order to maintain the tax-free nature of the share exchange under Japanese law. If such fractional share delivery is necessary further information regarding the delivery and holding of fractional shares will also be provided to Nikko shareholders.

Finally, if a Nikko shareholder exercises its opposition rights with respect to the share exchange and receives cash for its shares, the difference between the tax basis of the shares held by the shareholder and the share capital portion of Nikko attributable to the share redemption should be treated as a capital gain/loss. The amount of distributable earnings attributable to the share redemption should be treated as a deemed dividend, which should be subject to withholding tax in Japan. The applicable withholding tax rate and related filing requirements can vary by taxpayer. Any Nikko shareholder exercising opposition rights should consult with its tax advisors regarding these issues.

U.S. Federal Income Tax Consequences

The following is a general summary of certain material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders, as defined below, of the exchange of Nikko shares for Citigroup shares pursuant to the share exchange and the ownership and disposition of any Citigroup shares received pursuant to the share exchange. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, final and temporary Treasury Regulations promulgated under the Code, administrative pronouncements or practices, judicial decisions and the Income Tax Convention between the United States and Japan (or the “Tax Convention”), all as of the date of this prospectus. Future legislative, judicial, or administrative modifications, revocations or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed below. This discussion is not binding on the U.S. Internal Revenue Service, or the IRS. No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed below. The IRS could challenge any of the conclusions described in this summary, and a U.S. court could sustain such a challenge. As used in this summary:

•	“Holder” is any beneficial owner of Nikko shares (or, following the completion of the share exchange, a beneficial owner of Citigroup shares);

•	“U.S. Holder” is a Holder that is a “U.S. Person;”

•

“U.S. Person” is any person that is (1) a citizen or individual resident of the United States; (2) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. Persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. Person; and

•	“Non-U.S. Holder” is any Holder that is an individual, corporation, estate or trust that is not a U.S. Person.

If a pass-through entity, including partnership or other entity taxable as a partnership for U.S. federal income tax purposes, holds Nikko shares (or, following the completion of the share exchange, Citigroup shares), the U.S. federal income tax treatment of an owner or partner generally will depend upon the status of such owner or partner and upon the activities of the pass-through entity. A person that is an owner or partner of a pass-through entity holding Nikko shares (or, following the completion of the share exchange, Citigroup shares) should consult its own tax advisor.

This discussion does not address any U.S. federal alternative minimum tax, any U.S. federal estate, gift or other non-income tax, or any state, local or non-U.S. tax consequences of the share exchange and the ownership and disposition of Citigroup shares. In addition, this discussion does not address the U.S. federal income tax consequences to certain categories of Holders subject to special rules, including Holders that are (1) banks, financial institutions, or insurance companies, (2) regulated investment companies or real estate investment trusts, (3) brokers or dealers in securities or currencies or traders in securities or currencies that elect to apply a mark-to-market accounting method, (4) tax-exempt organizations, individual retirement accounts, or other tax-deferred accounts, (5) holders that own Nikko shares (or, following the completion of the share exchange, holders that will own Citigroup shares) as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment, (6) holders that acquired Nikko shares (or, following the completion of the share exchange, holders that acquire Citigroup shares) in connection with the exercise of employee stock options or otherwise as compensation for services, (7) holders that own or have owned directly, indirectly, or constructively 10 percent or more of the Nikko shares, or (8) U.S. expatriates.

U.S. Holders and Non-U.S. Holders should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences that may arise under the laws of any other relevant non-U.S. state, local or other taxing jurisdiction.

U.S. Holders

With respect to any U.S. Holder, the discussion in this section assumes that such Holder’s Nikko shares are held as a capital asset within the meaning of Section 1221 of the Code at all relevant times and that the Citigroup shares to be received by such U.S. Holder as a result of the share exchange will be held as a capital asset. Furthermore, with respect to any U.S. Holder, this discussion assumes that its functional currency is the U.S. dollar.

Exchange of Nikko Shares for Citigroup Shares

The share exchange is intended to be a taxable transaction for U.S. federal income tax purposes. Accordingly, a U.S. Holder will recognize gain or loss equal to the difference between (1) the fair market value of the Citigroup shares received, as of the date of the share exchange, and (2) such holder’s adjusted tax basis in its Nikko shares. If Nikko is not classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year during which a U.S. Holder held Nikko shares, any gain or loss recognized by such U.S. Holder in the exchange of Nikko shares for Citigroup shares will generally be capital gain or loss, and will be long-term capital gain or loss if such U.S. Holder’s holding period in its Nikko shares exceeds one year as of the date of the share exchange. Gain or loss, if any, realized by a U.S. Holder in connection with the share exchange generally will be treated as having a U.S. source. For U.S. federal income tax purposes, a U.S. Holder’s basis in the Citigroup shares received pursuant to the share exchange will be equal to the fair market value of such shares on the date of the share exchange, and a U.S. Holder’s holding period with respect to such Citigroup shares will begin on the next day.

If a U.S. Holder receives Japanese currency in lieu of fractional shares of Citigroup stock, gain or loss of the U.S. Holder upon the share exchange will equal the difference between (a) the fair market value of the Citigroup shares and the fair market value of Japanese currency received and (b) such holder’s adjusted tax basis in its Nikko shares. If a U.S. Holder that is a cash-basis taxpayer, or an accrual taxpayer electing the same treatment required of a cash-basis taxpayer, converts into U.S. dollars Japanese currency received in lieu of fractional shares of Citigroup stock on the date of receipt, the U.S. Holder should not recognize any gain or loss on such conversion. If a U.S. Holder receives Japanese currency in lieu of fractional shares and does not convert it into U.S. dollars on the date of receipt, the U.S. Holder will have a basis in the Japanese yen equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Japanese yen and engages in a subsequent conversion or other disposition of the Japanese yen may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and such income or loss generally will be U.S. source income or loss. U.S. Holders are urged to consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Japanese yen.

Passive Foreign Investment Company Status of Nikko

Nikko has advised Citigroup that Nikko believes that it has never been a PFIC, nor does it expect to be a PFIC prior to the share exchange. However, the PFIC classification rules are complex and highly fact dependent, and accordingly there can be no assurance that Nikko will not be considered a PFIC for the current or any past taxable year. Under the PFIC rules, if a corporation is a PFIC in any taxable year of a shareholder’s holding period, the corporation generally will continue to be so treated with respect to those shares of such shareholder even if the corporation ceases to meet the PFIC definition. Accordingly, if Nikko were classified as a PFIC for any year during which a U.S. Holder held Nikko shares, special rules would subject that U.S. Holder to increased tax liability upon the disposition of Nikko shares in the share exchange. Under these rules, unless a Holder had made certain elections, (1) the gain, if any, realized on such disposition would be allocated ratably over the U.S. Holder’s holding period; (2) the amount allocated to the current taxable year and any year prior to the first year in which Nikko was a PFIC would be taxed as ordinary income in the current year; (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and (4) an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each of these other taxable years. U.S. Holders are urged to consult their own U.S. tax advisors regarding the possible treatment of Nikko as a PFIC during such U.S. Holder’s holding period for its Nikko shares.

Ownership and Disposition of Citigroup Shares

Dividends. The gross amount of any distribution of cash or property (other than in liquidation) made to a U.S. Holder with respect to Citigroup shares generally will be includible in income by a U.S. Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of Citigroup as determined under U.S. federal income tax principles. Under current law, dividends received by non-corporate U.S. Holders, including individuals, are “qualified dividend income” to such U.S. Holders. If a certain holding period requirement is met for any taxable year ending before January 1, 2011, qualified dividend income is subject to a maximum rate of U.S. federal income tax of 15% to a non-corporate U.S. Holder. A distribution in excess of Citigroup’s current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its Citigroup shares and will reduce such basis dollar-for-dollar (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of Citigroup shares). To the extent that such distribution exceeds the U.S. Holder’s adjusted tax basis, the distribution will be treated as capital gain, and such gain will be treated as long-term capital gain if such U.S. Holder’s holding period in its Citigroup shares exceeds one year as of the date of the distribution.

Sale, Exchange or Other Taxable Disposition of Citigroup Shares. A U.S. Holder generally will recognize gain or loss on the sale, exchange or other taxable disposition of any of its Citigroup shares in an amount equal to the difference between (a) the fair market value of the amount realized for the Citigroup shares and (b) the U.S. Holder’s adjusted tax basis in the Citigroup shares. Such gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. Holders, including individuals, derived with respect to a sale, exchange or other disposition prior to January 1, 2011 of Citigroup shares held for more than one year are subject to a maximum U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Under some circumstances, a U.S. Holder may be subject to U.S. information reporting and backup withholding tax on distributions paid on Citigroup shares or proceeds from the disposition of Nikko shares or Citigroup shares. Information reporting and backup withholding will not apply, however, to a U.S. Holder that is a corporation or is otherwise exempt from information reporting and backup withholding and, when required, demonstrates this fact. Backup withholding also will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and certifies on a Form W-9 or successor form, under penalty of perjury, that it is not subject to backup withholding and otherwise complies with the applicable requirements. A U.S. Holder that fails to provide the required information may be subject to penalties imposed by the IRS. Backup withholding, currently at a rate of 28%, is not an additional tax, and any amount withheld under these rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability if the required information is timely furnished to the IRS.

Non-U.S. Holders

Exchange of Nikko Shares for Citigroup Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (including withholding tax) on gain upon the exchange of Nikko shares for Citigroup shares in the share exchange unless (1) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and, if an applicable tax treaty applies, is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the Non-U.S. Holder in the United States, in which case, the branch profits tax discussed below may also apply if the Non-U.S. Holder is a corporation; or (2) the Non-U.S. Holder, who is an individual, is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition and some additional conditions are met.

An individual Non-U.S. Holder who is subject to U.S. federal income tax because the Non-U.S. Holder was present in the United States for 183 days or more during the year of disposition is taxed on his gain, including gain from the exchange of Nikko shares for Citigroup shares in the share exchange and net of applicable U.S. losses from the sale or exchange of other capital assets incurred during the same taxable year, at a flat rate of 30%. Other Non-U.S. Holders that may be subject to U.S. federal income tax on the disposition of Citigroup shares will be taxed on such disposition in the manner applicable to U.S. Persons as described in “—U.S. Federal Income Tax Consequences—U.S. Holders—Exchange of Nikko Shares for Citigroup Shares.”

Ownership and Disposition of Citigroup Shares

Dividends. Dividends paid on Citigroup shares will generally be subject to U.S. federal withholding tax at a rate of 30% of the gross amount, or any lower rate that may be specified by an applicable income tax treaty if

Citigroup has received proper certification of the application of that income tax treaty. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty, and the manner of claiming the benefits of such treaty. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. Under the Tax Convention, dividends paid by a U.S. corporation to an eligible Japanese resident owning less than 10% of the stock of the corporation will be subject to withholding tax at a rate of 10%.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States or, if an applicable income tax treaty applies, dividends that are attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States, are not subject to U.S. withholding tax, but are instead taxed in the manner applicable to U.S. Persons. In that case, Citigroup will not withhold U.S. federal withholding tax, provided that the Non-U.S. Holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States maybe subject to a branch profits tax at a rate of 30%, or any lower rate as may be specified in an applicable income tax treaty.

Sale, Exchange or Other Taxable Disposition of Citigroup Shares. A Non-U.S. Holder generally will not be subject to U.S. federal income tax (including withholding tax) on gain recognized on a sale, exchange or other disposition of Citigroup shares unless (1) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and, if an applicable tax treaty applies, is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the Non-U.S. Holder in the United States, in which case, the branch profits tax discussed above may also apply if the Non-U.S. Holder is a corporation; or (2) the Non-U.S. Holder, who is an individual, is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition and some additional conditions are met.

A Non-U.S. Holder that is subject to U.S. federal income tax on gain recognized on a sale, exchange or other disposition of Citigroup shares will be taxed in the manner described in “—U.S. Federal Income Tax Consequences—Non-U.S. Holders—Exchange of Nikko Shares for Citigroup Shares.”

Information Reporting and Backup Withholding

Under U.S. Treasury Regulations, Citigroup must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that Holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Under an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides or is established. U.S. information reporting requirements and backup withholding will not apply to dividends paid on Citigroup shares to a Non-U.S. Holder, however, if such Holder provides a Form W-8BEN (or satisfies certain documentary evidence requirements for establishing that it is not a U.S. Person) or otherwise establishes an exemption.

The gross amount of dividends paid to a Non-U.S. Holder that fails to certify its Non-U.S. Holder status in accordance with applicable U.S. Treasury Regulations generally will be reduced by backup withholding, which is currently at a rate of 28%.

LEGAL MATTERS

Nishimura & Asahi has acted as Japanese counsel to Citigroup and Citigroup Japan Holdings. The address of Nishimura & Asahi is Ark Mori Building, 1-12-32 Akasaka, Minato-ku, Tokyo 107-6029, Japan. Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel to Citigroup and Citigroup Japan Holdings, will pass upon the validity of the shares and certain U.S. federal income tax matters. The address of Paul, Weiss, Rifkind, Wharton & Garrison LLP is 1285 Avenue of the Americas, New York, NY 10019, United States of America.

Mori Hamada & Matsumoto has acted as Nikko’s Japanese counsel and Davis Polk & Wardwell has acted as Nikko’s U.S. counsel in connection with the share exchange. The address of Mori Hamada & Matsumoto is Marunouchi Kitaguchi Building, 6-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8222, Japan.

EXPERTS

The consolidated financial statements of Citigroup Inc. as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 have been incorporated by reference in this prospectus in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP on the consolidated financial statements refers to changes in 2006, in Citigroup’s methods of accounting for defined benefit pensions and other post retirement benefits, stock-based compensation, certain hybrid financial instruments and servicing of financial assets, and in 2005, in Citigroup’s method of accounting for conditional asset retirement obligations associated with operating leases.

WHERE YOU CAN OBTAIN MORE INFORMATION

As required by the Securities Act of 1933, as amended, Citigroup filed a registration statement relating to the securities offered by this prospectus with the SEC. This prospectus is a part of that registration statement, which includes additional information.

Citigroup files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document Citigroup files at the SEC’s Public Reference Room in Washington, D.C. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at +1-800-SEC-0330 for further information on the Public Reference Room. These SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov. Copies of the prospectus and the filings with the SEC that will be incorporated by reference in the prospectus can also be obtained, without charge, by contacting Citigroup at the following address or telephone number: Citigroup Document Services, 140 58th Street, Suite 8G, Brooklyn, New York, 11220 or, within the United States, at +1-877-936-2737, or, outside the United States, at +1-718-765-6514, or by emailing a request to docserve@citigroup.com.

Additional information regarding Nikko can be found through Nikko’s investor relations website maintained at http://www.nikko.jp/GRP/irinfo_e/index.html or by requesting copies of Nikko’s English language Annual Reports or English translations of Nikko’s Corporate Social Responsibility Reports in writing or by telephone. None of this information on Nikko’s website is deemed to be incorporated by reference in this prospectus.

The SEC allows Citigroup to “incorporate by reference” the information it files with the SEC, which means that it can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that Citigroup files later with the SEC will automatically update information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement. Citigroup incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

(a)	Annual Report on Form 10-K for the year ended December 31, 2006;

(b)	Definitive Proxy Statement on Schedule 14A filed on March 13, 2007;

(c)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007;

(d)	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007;

(e)	Current Report on Form 8-K filed on March 1, 2007;

(f)	Current Report on Form 8-K filed on April 13, 2007;

(g)	Current Report on Form 8-K filed on July 24, 2007;

(h)	Current Report on Form 8-K filed on August 16, 2007;

(i)	Current Report on Form 8-K filed on October 1 2007;

(j)	Current Report on Form 8-K filed on October 2, 2007; and

(k)	Registration Statement on Form 8-B, dated May 10, 1988, describing Citigroup’s common stock, including any amendments or reports filed for the purpose of updating such description.

All documents Citigroup files pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the later of (1) the completion of the offering of the securities described in this prospectus and (2) the date the broker-dealer subsidiaries of Citigroup stop offering securities pursuant to this prospectus shall be incorporated by reference in this prospectus from the date of filing of such documents.

You may request a copy of these filings, at no cost, by writing, telephoning or emailing Citigroup at the following address:

Citigroup Document Services

140 58th Street, Suite 8G

Brooklyn, NY 11220

+1 (877) 936-2737 (toll free)

+1 (718) 765-6514 (outside the U.S.)

docserve@citigroup.com

You should rely only on the information provided in this prospectus and any prospectus supplement, as well as the information incorporated by reference. Citigroup is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, the prospectus supplement, any applicable pricing supplement or any documents incorporated by reference is accurate as of any date other than the date of the applicable document.

ANNEX A:

ENGLISH TRANSLATION OF SHARE EXCHANGE AGREEMENT

[To be filed as an amendment]

A-1

ANNEX B:

ENGLISH TRANSLATION OF ARTICLES 785 AND 786 OF THE COMPANY LAW OF JAPAN

(Opposing shareholder’s right to demand purchase of shares)

Article 785

1. In the case of a merger, etc.1 is to be done (excluding the cases stated below), any opposing shareholder may demand that the non-surviving company, etc. should purchase his/her shares at a fair price:

(1)	in the case stipulated in paragraph 2 of Article 783[2]; or

(2)	in the case stipulated in paragraph 3 of the preceding Article[3].

2. An “opposing shareholder” mentioned in the preceding paragraph means the shareholder (except for the shareholder who is entitled to allotment of interest, etc. stipulated in paragraph 4 of Article 7834) stipulated in each of the following items:

(1)	in the case where a resolution of the shareholders meeting (including class shareholders meeting) is required for effecting a merger, etc.: The following shareholders:

a)	a shareholder who has notified the non-surviving company, etc. of its intention to oppose the said merger, etc. prior to the said shareholders meeting and has opposed the said merger, etc. at the said shareholders meeting (but only a shareholder who is entitled to vote at the said shareholders meeting); or

b)	a shareholder who is not entitled to vote at the said shareholders meeting;

(2)	in any other case than those stipulated in the preceding item: all shareholders.

3. The non-surviving company, etc. shall give notice to its shareholders (except for the shareholders who are entitled to receive allotment of interests, etc. stipulated in paragraph 4 of Article 783) of the fact that it will effect the merger, etc. and the name and address of the surviving company, etc. no later than twenty days prior to the effective date. Provided, however, this shall not apply in the cases stipulated in each item of paragraph 1 of this Article.

4. The notice given pursuant to the provisions of the preceding paragraph may be replaced by a public notice in any of the following cases:

(1)	in the case where the non-surviving company, etc. is an open company; or

(2)	in the case where the non-surviving company, etc. had obtained approval on the merger agreements, etc. by the resolution of the shareholders meeting under paragraph 1 of Article 783[5].

[1]	Paragraph 1 of Article 782 defines “merger, etc.” as “merger, absorption-type corporate split or share exchange.”
[2]

Paragraph 2 of Article 783 states that in case the non-surviving company does not issue class shares and the consideration of the merger or share exchange is an interest in a non-stock share corporation, the share exchange needs to be approved by all shareholders of the non-surviving company.

[3]

Paragraph 3 of Article 784 states that if the total amount of the book value of assets to be succeeded in an absorption-type corporate split does not exceed one fifth (in case where a lower figure is prescribed in the articles of incorporation of the company which effects absorption-type corporate split, such percentage) of the amount calculated as the total asset value of a company which effects absorption-type corporate split, then an approval by the shareholders meeting is not required.

[4]

Paragraph 4 of Article 783 states that in case the non-surviving company issues class shares and the consideration of the merger or share exchange is an interest in a non-stock share corporation, the share exchange needs to be approved by all class shareholders of the non-surviving company.

[5]	Paragraph 1 of Article 783 requires a non-surviving company, etc. to obtain the approval on a contract, etc. of merger by a resolution at a shareholders meeting.

B-1

5. Any demand under paragraph 1 of this Article (hereafter referred to as “a demand for purchase of shares” in this division) shall be made during the period from the date twenty days prior to the effective date to the date immediately preceding the effective date by specifying the number of the shares (in the case a company issues class shares, by specifying the class and number of shares of each class) pertaining to such demand for purchase of shares.

6. Any shareholder who has made a demand for purchase of shares may not withdraw such demand without obtaining approval of the non-surviving company, etc.

7. If the merger, etc. is cancelled, the demand for purchase of shares shall become void.

(Determination of price of shares, etc.)

Article 786

1. If a demand for purchase of shares has been made, and the shareholder and the non-surviving company, etc. (or, after a merger is effected, the surviving company; the same being applicable in this Article) have come to an agreement on the price of shares, the non-surviving company, etc. shall pay such price within a sixty day period from the effective date.

2. If the price of shares is not agreed within a thirty day period from the effective date, the shareholder or the non-surviving company, etc. may, within thirty days following the date on which such period expires, apply to a court for the determination of the price of shares.

3. Notwithstanding paragraph 6 of the preceding Article, if no application under the preceding paragraph has been made within a sixty day period from the effective date in the case set forth in the preceding paragraph, then the shareholder may at any time withdraw the demand for the purchase of shares after the expiration of such period.

4. The non-surviving company, etc. shall also pay interest calculated at the rate of six percent per annum upon the price of shares determined by the court from the date on which the said period under paragraph 1 of this Article expires.

5. Purchase of shares pertaining to any demand for purchase of shares shall become effective as of the effective date (or, in the case of a merger, when the price of shares is paid).

6. If a demand for purchase of shares has been made in respect of shares for which share certificates have been issued, the issuing company shall pay the price for the shares pertaining to such demand for purchase of shares in exchange for the share certificates.

B-2

ANNEX C:

ENGLISH TRANSLATION OF FAIRNESS OPINION, DATED OCTOBER 2, 2007, DELIVERED BY GCA CORPORATION TO THE BOARD OF DIRECTORS OF NIKKO

October 2, 2007

Board of Directors

Nikko Cordial Corporation

6-5 Nihonbashi Kabuto-cho

Chuo-ku, Tokyo 103-8225

Japan

Members of the Board of Directors:

We understand that Citigroup Inc. (“Citigroup”), Citigroup Japan Holdings Ltd., a Japanese corporation and a wholly-owned subsidiary of Citigroup (“CJH”), and Nikko Cordial Corporation (“Nikko”) intend to enter into a Basic Agreement, dated as of October 2, 2007 (the “Basic Agreement”), and the form of Share Exchange Agreement attached thereto (the “Share Exchange Agreement” and, together with the Basic Agreement, the “Agreement”), pursuant to which CJH shall acquire the entire issued stock of Nikko, except the stock of Nikko owned by CJH, in exchange for shares of common stock of Citigroup (such shares, including fractional shares, shall be hereinafter referred to as “Citigroup Shares”), pursuant to a statutory share exchange under the Japan Company Law (the “Share Exchange”). In the Share Exchange, each of the outstanding shares of common stock of Nikko other than shares of Nikko common stock owned by CJH or as to which opposition rights are validly exercised (the “Minority Shares”) will be exchanged for that number of Citigroup Shares, and/or the cash equivalent to fractional Citigroup Shares, equal to the quotient obtained by dividing (A) ¥1,700 by (B) the average price of Citigroup Shares during a measuring period described in, and as calculated in accordance with, the Agreement (such Citigroup Shares issuable, and the cash equivalent of fractional Citigroup Shares payable, in exchange for each share of Nikko common stock in the Share Exchange, the “Consideration”); provided, that, (i) if the average price of Citigroup Shares as so calculated in accordance with the Agreement (the “Citigroup Average Price”) exceeds $58.00, then the Consideration will be calculated on the basis of a Citigroup Average Price of $58.00, and (ii) if the Citigroup Average Price is less than $37.00, then the Consideration will be calculated on the basis of a Citigroup Average Price of $37.00.

Upon the effective date of the Share Exchange, CJH will become the parent company of Nikko, and Nikko will become a direct wholly-owned subsidiary of CJH and an indirect wholly-owned subsidiary of Citigroup. The terms and conditions of the Share Exchange are more fully set forth in the Agreement. We further understand that approximately 68% of the issued stock of Nikko is currently owned by CJH.

You have requested the opinion of GCA Corporation (“GCA”) as to the fairness, as of the date hereof, from a financial point of view, of the Consideration to the holders of the Minority Shares other than Citigroup and its affiliates.

In connection with our opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

1. a draft of the Agreement dated as of October 2, 2007 and other related documents;

2. publicly available information regarding Nikko, including Nikko’s publicly filed securities reports for the fiscal years ending March 31, 2006 and 2007;

3. research analysts’ estimates for Nikko’s fiscal years ending March 31, 2008 and 2009 on a consolidated basis published by Institutional Brokers Estimate System and Toyo Keizai (the “Nikko Street Estimates”);

4. certain other financial and operating information with respect to the businesses, operations and prospects of Nikko, including information provided to us by Nikko’s management;

5. the historical prices and market trading patterns of the common stock of Nikko and its subsidiary Simplex Investment Advisors;

6. publicly available information regarding Citigroup, including Citigroup’s publicly filed securities reports for the periods ending December 31, 2005 and 2006 and June 30, 2007;

7. certain publicly available financial forecasts relating to the business and financial prospects of Citigroup prepared by certain research analysts (the “Citigroup Street Estimates”);

8. our discussions of the operations and financial condition and the prospects of Citigroup with senior executives of Citigroup;

9. the historical prices and market trading patterns of the Citigroup Shares;

10. publicly available information regarding the operating results of other publicly traded companies that we deemed relevant;

11. the financial terms of certain business combinations involving publicly traded companies that we deemed relevant; and

12. such other information, financial studies, analyses and investigations and financial, economic and market criteria that we deemed relevant.

In addition, we have held discussions with certain members of management and other representatives of Nikko and Citigroup with respect to certain aspects of the Share Exchange and past and current business operations of Nikko, the financial condition and future prospects and operations of Nikko and Citigroup, the effects of the Share Exchange on the financial condition and future prospects of Nikko and Citigroup and certain other matters we believed necessary or appropriate to our inquiry.

In rendering our opinion, we have, with your consent, assumed and relied, without independent verification, upon the accuracy and completeness of all information and data furnished to or otherwise reviewed by or discussed with us, and we have not assumed any responsibility or liability therefor. We have further relied upon the assurances of the management of Nikko and Citigroup that all such information and data is complete and accurate in all material respects and that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect. We did not receive from Nikko financial analyses and forecasts for Nikko on a consolidated basis, or otherwise, in connection with this opinion. Accordingly, with your consent, we have assumed that the Nikko Street Estimates were a reasonable basis on which to evaluate the business and financial prospects of Nikko and we have used the Nikko Street Estimates for purposes of our analysis and this opinion. We did not receive internally prepared forecasts, analyses or estimates from Citigroup, and Citigroup has not endorsed the Citigroup Street Estimates or any other publicly available forecasts relating to the business and financial prospects of Citigroup. However, Citigroup discussed its future business and financial prospects with us, and Citigroup’s management responded to our questions based on the Citigroup Street Estimates and commented on Citigroup’s future business and financial prospects. We express no view with respect to the Nikko Street Estimates, the Citigroup Street Estimates or the assumptions on which they were based, and have assumed, with your consent, that the forecasted financial results will be realized in the amounts and at the times projected. Further, without limiting the foregoing, we have assumed that there has been no material change in the assets, financial condition, business or prospects of each of Nikko and Citigroup since the respective dates of the most recent financial statements available to us.

We have not made or been provided with, and have not been requested to make or obtain, any independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of Nikko or Citigroup, nor have we made any physical inspection of the properties or assets of Nikko or Citigroup. We further express no opinion as to the future prospects, plans or viability of Nikko and Citigroup, independently or combined.

Our opinion is based upon information available to us and market, economic, financial and other circumstances and conditions existing and disclosed to us as of the date hereof, and any material change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake. We assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof. We express no opinion as to the prices at which shares of Nikko common stock or Citigroup Shares will trade at any time. In addition, you have not asked us to address, and this letter does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors, customers or other constituencies of Nikko, other than the holders of the Minority Shares. We have relied on the assessments made by advisors to Nikko with respect to legal, tax, accounting and regulatory issues, and our opinion does not address any such matters.

The tax consequences of the Share Exchange to holders of the Minority Shares have not been taken into account in our opinion, including any variations in the tax treatment among individual holders of the Minority Shares. For purposes of rendering our opinion we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Share Exchange will be satisfied without waiver thereof. We have also assumed that all governmental, regulatory and other consents and approvals required for consummation of the Share Exchange will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Share Exchange. We also have assumed that the final form of the Agreement and all related documents reviewed by us will not vary in any regard that is material to our analysis from the drafts most recently provided to us, and that the Share Exchange will be consummated in accordance therewith.

We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of any shares of stock of, or all or any part of the business of, Nikko, or any other alternative transaction. Consequently, we have assumed that the terms of the Share Exchange are the most beneficial terms from Nikko’s perspective that could under the circumstances be negotiated among the parties to such transactions, and no opinion is expressed whether any alternative transaction might produce consideration for Nikko’s shareholders in an amount in excess of the Consideration.

This letter does not constitute a recommendation to the Board of Directors of Nikko or any other person with respect to the Share Exchange or to any shareholder of Nikko as to how such shareholder should vote or otherwise act with respect to the Share Exchange or any other matter, and does not address the relative merits of the Share Exchange as compared to any alternative business strategies that might exist for Nikko or the effect of any other transaction in which Nikko might engage. We express no opinion as to the underlying business decision of Nikko to effect the Share Exchange, the structure of the Share Exchange or the availability or advisability of any alternatives to the Share Exchange. Further, our opinion does not address the non-financial terms of the Agreement, nor does it address the terms of any of the related agreements to be entered into by the parties. This letter addresses only the fairness, as of the date hereof, from a financial point of view, of the Consideration to the holders of the Minority Shares other than Citigroup and its affiliates. This letter does not address the fairness of the Share Exchange or of any specific portion of the Share Exchange, other than the Consideration.

It is understood that this letter is intended for the benefit and use of the Board of Directors of Nikko in its consideration of the Share Exchange and may not be used for any other purpose. This letter may not, in whole or in part, be reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent, except that a copy of this letter may be included in its entirety in any filing that Nikko is required to make with the Securities and Exchange Commission in connection with the Share Exchange if such inclusion is required by law, provided that we have expressly approved all statements in such documents relating to us or this letter. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of GCA to Nikko, the Board of Directors of Nikko, the Special Committee established by the Board of Directors of Nikko, or any other party.

GCA is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with business combinations and similar transactions. GCA is acting as financial advisor to Nikko in connection with the Share Exchange and will receive a customary fee from Nikko for providing this opinion and our services, a substantial portion of which is contingent upon the execution of the Share Exchange Agreement. In addition, Nikko has agreed to indemnify us against certain liabilities arising out of our engagement. GCA and its affiliates have, in the past, provided other financial advisory services to Nikko and have received fees for the rendering of such services, and GCA may maintain and continue other relationships with, and provide advisory and other services to, Nikko, Citigroup and their respective affiliates, and may receive fees for the rendering of such services.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of the Minority Shares other than Citigroup and its affiliates.

Very truly yours,
GCA CORPORATION

/s/ Akihiro Watanabe
Partner Akihiro Watanabe

ANNEX D:

FAIRNESS OPINION, DATED OCTOBER 2, 2007, DELIVERED BY GREENHILL & CO., LLC

TO THE BOARD OF DIRECTORS OF NIKKO

CONFIDENTIAL

October 2, 2007

Board of Directors

Nikko Cordial Corporation

6-5 Nihonbashi Kabuto-cho

Chuo-ku, Tokyo 103-8225

Japan

Members of the Board of Directors:

We understand that Nikko Cordial Corporation (the “Company”), Citigroup Inc. (“Parent”) and Citigroup Japan Holdings Ltd. (“Holdings”) propose to enter into a Basic Agreement, including the form of Share Exchange Agreement included as Exhibit A thereto (collectively, the “Agreement”), which provides, among other things, that Holdings and the Company will effect a share-for-share exchange as a result of which the Company will become a wholly-owned subsidiary of Holdings (the “Share Exchange”). In the Share Exchange, each issued and outstanding share of common stock of the Company (the “Common Stock”), other than shares of Common Stock owned by Holdings or as to which opposition rights are validly exercised, will be exchanged for a number of shares of common stock of Parent (“Parent Common Shares”) equal to the quotient determined by dividing ¥1700 by the Citigroup Average Price multiplied by the Exchange Rate (as adjusted pursuant to the terms of the Agreement, the “Consideration”). The “Citigroup Average Price” is defined as the average of the volume weighted average prices per share of Parent common stock on the New York Stock Exchange on each of the trading days in the Valuation Period; provided, that notwithstanding the foregoing, if the Citigroup Average Price as so determined is greater than $58.00, then the Citigroup Average Price shall be $58.00, and if the Citigroup Average Price as so determined is less than $37.00, then the Citigroup Average Price shall be $37.00. Capitalized terms used and not defined in this opinion have the meanings given to them in the Agreement. The terms and conditions of the Share Exchange are more fully set forth in the Agreement.

You have asked for our opinion as to whether, as of the date hereof, the Consideration to be received by the holders of Common Stock (other than Parent and its affiliates) pursuant to the Agreement is fair, from a financial point of view, to such holders. We have not been requested to opine as to, and our opinion does not in any manner address, the underlying business decision to proceed with or effect the Share Exchange.

For purposes of the opinion set forth herein, we have:

1.	reviewed the draft of the Agreement dated as of October 2, 2007, and certain related documents;

2.	reviewed certain publicly available financial statements of the Company;

3.	reviewed certain other publicly available business and financial information relating to the Company that we deemed relevant;

4.	reviewed certain publicly available financial forecasts relating to the business and financial prospects of the Company prepared by certain research analysts (the “Company Street Forecasts”);

5.	discussed the past and present operations and financial condition and the prospects of the Company with senior executives of the Company;

6.	reviewed certain publicly available financial forecasts relating to the business and financial prospects of Parent prepared by certain research analysts (the “Parent Street Forecasts”);

7.	discussed the operations and financial condition and the prospects of Parent with senior executives of Parent;

8.	reviewed the historical market prices and trading activity for the Common Stock and Parent Common Shares and analyzed certain implied valuation multiples;

9.	compared the value of the Consideration with the trading valuations of certain publicly traded companies that we deemed relevant;

10.	compared the value of the Consideration with that received in certain publicly available transactions that we deemed relevant;

11.	participated in discussions among representatives of the Company and its legal and financial advisors and representatives of Parent and its advisors; and

12.	performed such other analyses and considered such other factors as we deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information publicly available, supplied or otherwise made available to us by representatives and management of the Company and Parent for the purposes of this opinion and have further relied upon the assurances of the representatives and management of the Company and Parent, as applicable, that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With your consent, we have assumed that the translations of those documents which we have reviewed or which were made available to us and which were in Japanese and translations of our discussions with management and other representatives of the Company from Japanese are accurate and complete. We have not received any forecasts, analyses or estimates prepared by the Company, and the Company has not publicly endorsed the Company Street Forecasts or any other publicly available forecasts relating to the business and financial prospects of the Company. With the consent of the Company, we have assumed that the Company Street Forecasts are a reasonable basis on which to evaluate the business and financial prospects of the Company and we have used the Company Street Forecasts for purposes of our analysis and this opinion. Parent has not provided internally prepared forecasts, analyses or estimates and has not endorsed the Parent Street Forecasts or any other publicly available forecasts relating to the business and financial prospects of Parent. Parent did, however, participate in a discussion with us regarding its future business and financial prospects in which Parent’s management responded to questions we posed based on the Parent Street Forecasts and commented on the future business and financial prospects of Parent. On the basis of the foregoing and with the consent of the Company, we have assumed that the Parent Street Forecasts are a reasonable basis upon which to evaluate the business and financial prospects of Parent and have used the Parent Street Forecasts for purposes of our analysis and this opinion. We express no opinion with respect to such Company Street Forecasts, Parent Street Forecasts and data or the assumptions upon which they are based. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. We have assumed that the Share Exchange will be consummated in accordance with the terms set forth in the final, executed Agreement, which we have further assumed will be identical in all material respects to the latest draft thereof we have reviewed, and without waiver of any material terms or conditions set forth in the Agreement. We have further assumed that all material governmental, regulatory and other consents and approvals necessary for the consummation of the Share Exchange will be obtained without any effect on the Company, Parent, the Share Exchange or the contemplated benefits of the Share Exchange meaningful to our analysis. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion.

We were not requested to and did not solicit any expressions of interest from any other parties with respect to the sale of the Common Stock or any other alternative transaction. We did not participate in the negotiations with respect to the amount of the Consideration. We express no opinion as to whether any alternative transaction might produce consideration in respect of the Common Stock in an amount in excess of that contemplated in the Share Exchange.

We have acted as financial advisor to the Board of Directors (the “Board”) of the Company in connection with the Share Exchange and will receive a fee for our services, a portion of which is contingent on the consummation of the Share Exchange. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.

It is understood that this letter is for the information of the Board and is rendered to the Board in connection with their consideration of the Share Exchange and may not be used for any other purpose without our prior written consent, except that this opinion may, if required by law, be included in its entirety in any proxy or other information statement or registration statement to be mailed to the shareholders of the Company in connection with the Share Exchange. We are not expressing an opinion as to any aspect of the Share Exchange, other than the fairness from a financial point of view, as of the date hereof, to the holders of Common Stock (other than Parent and its affiliates) of the Consideration to be received by them. In particular, we express no opinion as to the prices at which the Parent Common Shares will trade at any future time. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Common Stock. This opinion is not intended to be and does not constitute a recommendation to the members of the Board of Directors as to whether they should approve the Share Exchange or the Agreement, nor does it constitute a recommendation as to whether the shareholders of the Company should approve the Share Exchange or take any other action in respect thereof at any meeting of the shareholders convened in connection with the Share Exchange.

Based on and subject to the foregoing, including the limitations and assumptions set forth herein, we are of the opinion, that as of the date hereof, the Consideration to be received by the holders of Common Stock (other than Parent and its affiliates) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very best regards,

GREENHILL & CO., LLC

By:	/s/ John D. Liu
John D. Liu
Managing Director

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware, or DGCL, empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Subsection (d) of Section 145 of the DGCL provides that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by the majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 145 of the DGCL further provides that to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith and that such expenses may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL; that any indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized and ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145. Section Four of Article IV of Citigroup’s by-laws provides that Citigroup shall indemnify its directors and officers to the fullest extent permitted by the DGCL.

Citigroup also provides liability insurance for its directors and officers which provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Article Ten of Citigroup’s Restated Certificate of Incorporation limits the liability of directors to the fullest extent permitted by Section 102(b)(7).

The directors and officers of Citigroup are covered by insurance policies indemnifying them against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they cannot be indemnified by Citigroup. Any agents, dealers or underwriters who execute any underwriting or distribution agreement relating to securities offered pursuant to this Registration Statement will agree to indemnify Citigroup’s directors and their officers who signed the Registration Statement against certain liabilities that may arise under the Securities Act with respect to information furnished to Citigroup by or on behalf of such indemnifying party.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 21.	Exhibits and Financial Statement Schedules

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENTS
2.1	Share Exchange Agreement dated October •, 2007 (English translation) (included in the prospectus as Annex A)*

5.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding the validity of the securities being registered*

8.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding certain U.S. tax aspects of the share exchange*

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibits 5.1 and 8.1)*

24.1	Powers of Attorney

99.1	Form of Convocation Notice of Nikko Cordial Corporation. (English translation)*

99.2	Form of Mail-in Voting Card of Nikko Cordial Corporation. (English translation)*

99.3	Consent of Nikko Cordial Corporation’s financial advisor GCA Corporation

99.4	Consent of Nikko Cordial Corporation’s financial advisor Greenhill & Co., LLC

*	To be filed as an amendment.

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means and to arrange for a facility in the United States for the purpose of responding to such requests. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(6)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(7)	To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial data required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial data.

(8)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(9)	That every prospectus (i) that is filed pursuant to paragraph (9) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citigroup Inc. has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, United States of America, on October 10, 2007.

CITIGROUP INC.

By:	/s/ GARY CRITTENDEN
Name:	Gary Crittenden
Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on October 10, 2007.

Signatures

/s/ CHARLES PRINCE Charles Prince	Chairman and Chief Executive Officer (Principal Executive Officer)

/s/ GARY CRITTENDEN Gary Crittenden	Chief Financial Officer (Principal Financial Officer)

/s/ JOHN C. GERSPACH John C. Gerspach	Controller and Chief Accounting Officer (Principal Accounting Officer)

* C. Michael Armstrong	Director

* Alain J. P. Belda	Director

* George David	Director

* Kenneth T. Derr	Director

* John M. Deutch	Director

* Roberto Hernández Ramirez	Director

* Andrew N. Liveris	Director

* Anne M. Mulcahy	Director

* Richard D. Parsons	Director

Signatures

	* Judith Rodin	Director

	* Robert E. Rubin	Director

	* Robert L. Ryan	Director

	* Franklin A. Thomas	Director

*By:	/s/ MICHAEL S. HELFER Michael S. Helfer
Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENTS
2.1	Share Exchange Agreement dated October •, 2007 (English translation) (included in the prospectus as Annex A)*

5.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding the validity of the securities being registered*

8.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding certain U.S. tax aspects of the share exchange*

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibits 5.1 and 8.1)*

24.1	Powers of Attorney

99.1	Form of Convocation Notice of Nikko Cordial Corporation. (English translation)*

99.2	Form of Mail-in Voting Card of Nikko Cordial Corporation. (English translation)*

99.3	Consent of Nikko Cordial Corporation’s financial advisor GCA Corporation

99.4	Consent of Nikko Cordial Corporation’s financial advisor Greenhill & Co., LLC

*	To be filed as an amendment.